Exhibit 2.5

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PREMISE CORPORATION,

THE STOCKHOLDER SIGNATORIES,

THE STOCKHOLDERS’ REPRESENTATIVE,

PANTHER ACQUISITION CORPORATION

and

ECLIPSYS CORPORATION

DATED AS OF DECEMBER 30, 2008

i

4.16	Environmental Matters	54
4.17	Insurance	54
4.18	Warranties	55
4.19	Customers; Suppliers	56
4.20	Accounts Receivable	57
4.21	Accounts Payable	57
4.22	Bank Accounts	58
4.23	No Brokers	58
4.24	Disclosure	58

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF ECLIPSYS AND MERGER SUB	58
5.1	Existence; Good Standing; Corporate Authority	58
5.2	Authorization, Validity, and Effect of Agreements	59
5.3	No Violation	59
5.4	Legal Proceedings; Orders	59
5.5	No Brokers	60
5.6	Funds	60

ARTICLE VI	COVENANTS	60
6.1	Conduct of Business	60
6.2	Further Action	63
6.3	Access to Information	65
6.4	Publicity	65
6.5	Expenses	65
6.6	Third-Party Offers	66
6.7	Restrictive Covenants	68
6.8	Directors	70
6.9	Stockholders’ Representative	71
6.10	Employee Matters	73
6.11	Release	74
6.12	Confidentiality	75
6.13	Covenants Regarding Contracts	77
6.14	Stockholder Notices	77
6.15	Indemnification of Directors and Officers	78
6.16	Termination of 401(k) Plan	78
6.17	Amendment to the Premise 2004 Plan	79
6.18	Collection of Grady Receivable	79
6.19	Post-Closing Software Development	79

ARTICLE VII	SURVIVAL; INDEMNIFICATION; REMEDIES	82
7.1	Survival of Representations and Warranties and Covenants	82
7.2	Indemnification and Other Rights	82
7.3	Time Limitations	85
7.4	Other Limitations	86
7.5	Procedures Relating to Indemnification Involving Third-Party Claims	89
7.6	Other Claims	91

7.7	Set-Off	91
7.8	Recovery in the Case of Strict Liability or Negligence	92
7.9	Sole and Exclusive Remedy	92

ARTICLE VIII	CONDITIONS	93
8.1	Conditions to Each Party’s Obligation to Effect the Closing	93
8.2	Conditions to Obligations of Eclipsys	94
8.3	Conditions to the Obligations of Premise and the Stockholders	96

ARTICLE IX	TERMINATION	97
9.1	Termination by Mutual Consent	97
9.2	Termination by Eclipsys or Premise	97
9.3	Termination by Premise	98
9.4	Termination by Eclipsys	98
9.5	Effect of Termination	99

ARTICLE X	TAX MATTERS	100
10.1	Responsibility for Filing Tax Returns	100
10.2	Cooperation on Tax Matters	100
10.3	Tax-Sharing Agreements	101
10.4	Certain Taxes and Fees	101
10.5	Refunds or Credits	101
10.6	Amended Tax Returns	101

ARTICLE XI	MISCELLANEOUS	102
11.1	Entire Agreement; Assignment	102
11.2	Validity	102
11.3	Notices	103
11.4	Governing Law	104
11.5	Construction	104
11.6	Counterparts	104
11.7	Parties In Interest	104
11.8	Prior Review and Counsel	104
11.9	Waiver	105
11.10	Amendments	105
11.11	Specific Performance	105
11.12	Cumulative Remedies	105
11.13	Arbitration	105
11.14	Costs and Fees	107
11.15	Counsel to Premise	107
11.16	Disclosure Schedule	107

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Paying Agency Agreement
Exhibit D-1	Form of Employment Agreement
Exhibit D-2	Key Employee Details
Exhibit E	Form of Legal Opinion
Exhibit F	Form of Termination Agreement

SCHEDULES

Schedule 1(a)	Key Employees
Schedule 1(b)	Severance Obligations
Schedule 1(c)	Institutional Major Stockholder Knowledge Group
Schedule 2.9(b)(i)	Employee Option Holders
Schedule 2.9(b)(ii)	NonEmployee Option Holders
Schedule 2.9(e)	General Release
Schedule 2.10	Hypothetical Calculation-Closing Date Net Worth
Schedule 2.10(b)	Estimated Closing Date Net Working Capital, Estimated Closing Date Cash and Estimated Closing Date Debt
Schedule 5.10	Premise Broker Fees and Expenses
Schedule 6.10(a)	Unused Vacation Benefits
Schedule 6.13	Seller Transaction Expenses to be Paid by Eclipsys at Closing
Schedule 6.16	Company 401(k) Plan Termination Resolution
Schedule 6.17(a)	Amendment to Premise 2004 Plan
Schedule 6.19(i)	Development Activity Categories and Development Plan
Schedule 6.19(ii)	Development Staffing Plan

Disclosure Schedule
Section 3.1	Ownership of the Shares
Section 4.1	Foreign Jurisdictions
Section 4.3(a)(i)	Shares, Options and Warrants
Section 4.3(c)	Convertible Debt
Section 4.3(d)	Breach of Certificate of Incorporation
Section 4.4(a)	Material Contracts
Section 4.4(b)(ii)	Performance of Material Obligations by Premise
Section 4.4(b)(iii)	Performance of Material Obligations by Other Party
Section 4.4(b)(iv)	Notice of Alleged Breach
Section 4.4(c)	Consummation of Merger
Section 4.5(a)	Financial Statements
Section 4.7(b)	Permits
Section 4.7(d)(i)	Litigation
Section 4.8	Absence of Certain Changes
Section 4.10(a)	Company Benefit Plans
Section 4.10(e)	Acceleration

Section 4.10(g)	409A
Section 4.11(b)(i)	Employees
Section 4.11(b)(ii)	Independent Contractors
Section 4.11(b)(iii)	Former Employee Benefits
Section 4.13(a)	Leased Real Property
Section 4.14(a)(i)	Company Scheduled IP
Section 4.14(a)(vi)	Material Information
Section 4.14(b)	Company Licensed IP
Section 4.14(c)	Material Software and Software Documentation
Section 4.14(e)	Software Escrow Contracts
Section 4.14(f)(i)	Planned Products
Section 4.14(j)	Open Source
Section 4.14(o)	Consummation of the Transaction
Section 4.14(m)	Software Incorporating Encryption Subroutines
Section 4.15(a)	Liens
Section 4.17(a)	Insurance
Section 4.17(b)(i)	Termination of Insurance Policies
Section 4.17(b)(ii)	Retrospective Premium Adjustment
Section 4.17(c)	Material Open Claims
Section 4.18(a)	Warranty Claims
Section 4.18(b)	Documentation
Section 4.18(c)(ii)	Customer Cancellations
Section 4.18(d)(ii)	Future Services Without Payment
Section 4.18(d)(iii)	Specific Results or Outcomes
Section 4.18(d)(v)	Delivery Commitments
Section 4.19(a)	Customer Contracts for License of Software
Section 4.19(c)	Suppliers
Section 4.20	Accounts Receivable
Section 4.21	Accounts Payable
Section 4.22	Bank Accounts

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 30, 2008 (this “Agreement”), is entered into among Eclipsys Corporation, a Delaware corporation (“Eclipsys”), Panther Acquisition Corporation, a Delaware corporation and a wholly owned Subsidiary of Eclipsys (“Merger Sub”), Premise Corporation, a Delaware corporation registered with the Secretary of State of the State of Connecticut as Premise Development Corporation (“Premise”), the stockholders of Premise named on the signature page hereto (the “Major Stockholders”) and Richard Dumler, as the initial representative of the Stockholders contemplated by Section 6.9;

WHEREAS, the Boards of Directors of each of Eclipsys, Premise and Merger Sub have (i) determined that the merger of Merger Sub with and into Premise (the “Merger”), with Premise surviving the Merger, is advisable and in the best interests of their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement and pursuant to the applicable laws of the State of Delaware; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement:

“Acceptance Notice” is defined in Section 2.10(c)(ii).

“Accounts Payable” means all accounts payable of Premise.

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of Premise, and (b) all other accounts or notes receivable of Premise, in each case, whether billed or unbilled.

“ADP” is defined in Section 2.9(b).

“Affiliate,” as applied to any Person, means any other Person directly or indirectly controlling, controlled by or under common control with the first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the aggregate exercise price of all outstanding Company Options and Company Warrants.

“Aggregate Liquidation Preference” means an amount equal to the product of the Series B Liquidation Preference multiplied by the number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time.

“Aggregate Option Consideration” means the aggregate amount of Option Consideration payable in respect of Company Options pursuant to Sections 2.7(d) and (f).

“Agreement” is defined in the introductory paragraph.

“BSD” is defined in Section 4.14(j).

“Business” means the business of Premise of developing, marketing, selling and licensing software for patient flow and resource management, including the Software Products, providing certain related support and services and any incidental, related or ancillary businesses as currently conducted as well as the planned products and services of Premise set forth on Section 4.14(f)(i) of the Disclosure Schedule as currently designed and intended to be implemented, marketed and used.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in the State of New York are authorized or required to close or the national securities exchanges in the United States are closed.

“Capital Stock” means common stock and preferred stock, partnership interests, profits interests, limited liability company interests or other equity, equity equivalent or ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof, or to share in its profits, or to share in its distributions upon its liquidation, or the sale or transfer of its assets, and any securities exercisable, or exchangeable for, or convertible into, such capital stock.

“Capitalization Update” is defined in Section 6.2(c)(ii).

“Certificate of Merger” is defined in Section 2.2(b).

“Certificates” is defined in Section 2.9(d).

“Change Notice” is defined in Section 6.19(c).

“Claimed Amount” is defined in Section 2.9(c).

“Claims” is defined in Section 6.11(a).

“Closing” is defined in Section 2.2(a).

“Closing Date” is defined in Section 2.2(a).

“Closing Payment” is defined in Section 2.9(a)(iii).

“Code” means the Internal Revenue Code of 1986, as amended (or any successor thereto).

“Company 401(k) Plan” is defined in Section 6.16.

“Company Benefit Plans” means each of the following which is sponsored, maintained, contributed to or required to be contributed to by Premise for the benefit of the current or former employees (including for such purposes persons filling a similar function), officers or directors of Premise, has been so sponsored, maintained, contributed to or required to be contributed to by Premise prior to the Closing Date, or with respect to which Premise has any liability (contingent or otherwise): (i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and (ii) each employment agreement, stock purchase, restricted stock or stock option plan, bonus plan or arrangement, incentive award plan or arrangement, change in control, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, retiree medical or life insurance or supplemental income arrangement, and each other employee benefit plan, program or practice which is not described in clause (i) of this sentence.

“Company Capital Stock” means the Company Common Stock, the Series B Preferred Stock, the Company Options and the Company Warrants.

“Company Closing Payment Option” means each Company Option that is not a Company Deferred Payment Option.

“Company Common Stock” means the common stock, par value $0.001 per share, of Premise.

“Company Deferred Payment Option” is defined in Section 6.17.

“Company IP” means any Company Licensed IP or Company Owned IP, including Company Registered IP.

“Company IP Contract” is defined in Section 4.14(o).

“Company Licensed IP” means any Intellectual Property that is owned by any other Person and that is licensed to, used or distributed by Premise.

“Company Option” means each option issued by Premise to purchase Company Capital Stock.

“Company Owned IP” means any Intellectual Property owned (in whole or in part) by Premise.

“Company Registered IP” means all Company Owned IP that is the subject of any registrations, or applications or filings for registration with or by any Governmental Entity, including without limitation the USPTO, foreign patent offices, the United States Copyright Office or any ICANN domain registrar.

“Company Stockholder Approval” is defined in Section 4.6(a).

“Company Warrant” means each warrant to purchase Company Capital Stock issued by Premise.

“Confidential Information” means the disclosing party’s confidential and proprietary information, including information concerning the disclosing party’s business, products (including, with respect to Premise, any source code, object code, functions, current and future design documents, documentation and associated functions and functionality provided by and related to any Software Product), operations, employees (including for such purposes persons filling a similar function), customers, suppliers and other technical and nontechnical information and trade secrets, whenever disclosed, whether before or after the date hereof, and whether prepared by the disclosing party, its officers, employees, agents or advisors or otherwise and irrespective of the form of communication, and all notes, analyses, compilations, studies, interpretations or other documents which contain, reflect or are based upon, in whole or in part, the Confidential Information of another party.

Notwithstanding the foregoing, the term “Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its representatives, (ii) was within the receiving party’s possession prior to its being furnished to it, provided that the source of such information was not known by the receiving party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party with respect to such information, (iii) becomes available to the receiving party on a nonconfidential basis from a source other than the disclosing party or any of its representatives, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party or any other Person with respect to such information, or (iv) is developed by the receiving party independently of Confidential Information provided by the disclosing party.

“Confidentiality Agreement” means that certain confidentiality agreement, dated November 3, 2008, between Eclipsys and Premise.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including in each case any Governmental Entity.

“Contract” means any contract, agreement, commitment or other instrument or understanding of any kind, including any amendment, supplement, modification, extension or renewal in respect of the foregoing, in each case, whether written or oral.

“Core Representations” is defined in Section 7.1(a).

“Core Representations Losses” means all Damages arising from or in connection with any of the matters set forth in Sections 7.2(a)(i) through (vi) for which the Major Stockholders are obligated to indemnify the Eclipsys Indemnified Parties in excess of the Escrow Fund pursuant to Section 7.4(d), including the Core Representations.

“Co-Sale and Transfer Agreement” means that certain Co-Sale and Transfer Agreement, dated April 9, 2007, among Premise and the Stockholders named therein, as amended.

“Costs and fees” is defined in Section 11.14.

“Covenant Not to Compete” is defined in Section 6.7(b).

“Current Assets” means the aggregate assets of Premise that would be categorized as “current assets” on a balance sheet of Premise under GAAP, as of 11:59 p.m. on the Closing Date, but excluding (i) all cash and cash equivalents, (ii) deferred costs, including but not limited to implementation costs, patent costs, commissions and other deferred costs, and (iii) the amount of the Grady Receivable.

“Current Liabilities” means the aggregate liabilities of Premise that would be categorized as “current liabilities” on a balance sheet of Premise under GAAP, as of 11:59 p.m. on the Closing Date, including any severance payments resulting from the post-Closing termination of any employee listed on Schedule 1(b) within 120 days after the Closing, but excluding (i) deferred revenues, other than deferred revenues, if any, representing accruals for customer claims or settlements, (ii) the current portion of any Final Closing Date Debt (or, for purposes of the Estimated Closing Date Net Working Capital, the Estimated Closing Date Debt), (iii) the current portion of any obligations under capital leases, to the extent included in Final Closing Date Debt (or, for purposes of the Estimated Closing Date Net Working Capital, the Estimated Closing Date Debt), (iv) the Payoff Amounts and (v) Seller Transaction Expenses unpaid as of the Closing Date. For the avoidance of doubt, Current Liabilities shall include any amounts payable to Premise’s employees (including for such purposes persons filling a similar function) as a result of or in connection with consummation of the Merger, including any bonuses, but except as set forth above shall not include any severance payments resulting from the post-Closing termination of any employee.

“Customer Documentation” is defined in Section 4.18(b).

“Damages” is defined in Section 7.2(a).

“Debt” means, as to any Person, (i) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalized lease obligations, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (iii) all obligations contingent or otherwise, of such Person under letters of credit or similar facilities, and (iv) to the extent not otherwise included in clauses (i) through (iii), any guaranty by such Person of any Debt of any other Person.

“Deferred Payment Amount” is defined in Section 2.9(a)(iv).

“Development Activity Category” is defined in Section 6.19.

“Development Managers” is defined in Section 6.19(b)(i).

“Development Plans” is defined in Section 6.19(b)(ii).

“Disclosure Schedule” is defined in the introductory paragraph of Article III.

“Dissenting Shares” is defined in Section 2.8.

“Dissenting Share Amount” means the sum of: (i) the product of the Per Share Common Consideration and the number of Dissenting Shares that are shares of Company Common Stock, and (ii) the product of (A) the number of Dissenting Shares that are shares of Series B Preferred Stock and (B) the sum of the Series B Liquidation Preference, plus the Per Share Common Consideration.

“Eclipsys” is defined in the introductory paragraph of this Agreement.

“Eclipsys Final Calculations” is defined in Section 2.10(c)(i).

“Eclipsys Indemnified Parties” is defined in Section 7.2(a).

“Effective Time” is defined in Section 2.2(c).

“Effective Time Company Holder” means any holder of record of any Company Capital Stock immediately prior to the Effective Time.

“Emerson Software Development Bonus” means a cash bonus payable to William Emerson in an amount not to exceed $25,000 from the Stockholders’ Fund. Such bonus will be payable on the terms and conditions set forth in that certain letter agreement, among Premise, the Stockholders’ Representative and William Emerson, dated December 30 2008.

“Employee Option Holders” is defined in Section 2.9(b).

“Employment Agreements” is defined in Section 8.2(j).

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. § 641 et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other Legal Requirements related to or governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy with respect to Environmental Matters, and all applicable Orders, of any Governmental Entity relating to Environmental Matters.

“Environmental Matters” means all matters involving the prevention of or response to pollution, the handling or management of Hazardous Materials, the regulation of wetlands and other natural resources, and the protection of the environment, noise, human health and occupational health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended (or any successor thereto).

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with Premise and that, together with Premise, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means U.S. Bank National Association, or such other escrow agent selected by Eclipsys and Premise, or after the Closing, Eclipsys and the Stockholders’ Representative.

“Escrow Agreement” means the Escrow Agreement, among Eclipsys, the Stockholders’ Representative and the Escrow Agent, to be entered into concurrently with the Closing, substantially in the form attached hereto as Exhibit B, relating to the escrow of the Holdback Amount.

“Escrow Amount” means $3,850,000 in cash.

“Escrow Fund” is defined in Section 2.9(c).

“Escrow Merger Consideration” means any remaining portion of the Escrow Fund not subject to claims and therefore released by the Escrow Agent to the Effective Time Company Holders as provided by this Agreement and the Escrow Agreement.

“Estimated Closing Date Cash” means Premise’s good faith estimate of the Final Closing Date Cash determined pursuant to Section 2.10(a).

“Estimated Closing Date Debt” means Premise’s good faith estimate of the Final Closing Date Debt determined pursuant to Section 2.10(a).

“Estimated Closing Date Net Working Capital” means Premise’s good faith estimate of the Final Closing Date Net Working Capital determined pursuant to Section 2.10(a).

“Estimated Closing Date Net Working Capital Adjustment” is the amount equal to the Estimated Closing Date Net Working Capital less the Minimum Net Working Capital. For the avoidance of doubt, if the Estimated Closing Date Net Working Capital is greater than the Minimum Net Working Capital, there shall be an increase in the Estimated Purchase Price in respect thereof, and if the Estimated Closing Date Net Working Capital is less than the Minimum Net Working Capital, there shall be a decrease in the Estimated Purchase Price in respect thereof.

“Estimated Purchase Price” means an amount equal to (i) $38,500,000, less (ii) the Estimated Closing Date Debt, plus (iii) the Estimated Closing Date Cash, plus (iv) the Estimated Closing Date Net Working Capital Adjustment, less (v) the Seller Transaction Expenses, to the extent not paid at or before the Closing.

“Excess Hartford Consulting Services” means the value of all consulting services provided to Hartford Hospital under the Hartford Addendum that relate to Performance Check-up Patient Flow Optimization, in excess of $25,000, but the value of the Excess Harford Consulting Services shall not exceed $50,000.

“Excess Hartford Project Hours” means the number of project hours to install the EVS/PSA Dashboard and Transport Dashboard applications at Hartford Hospital under the Hartford Addendum in excess of 1,000 project hours, but the Excess Harford Project Hours shall not exceed 2,000 project hours.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Closing Date Cash” means the amount of cash and cash equivalents of Premise, as of 11:59 p.m. on the Closing Date, but shall not be reduced by the Payoff Amounts, to the extent such payments are paid from the cash of Premise.

“Final Closing Date Debt” means all Debt of Premise, as of 11:59 p.m. on the Closing Date, including (i) capital lease obligations and (ii) the Payoff Amounts whether or not paid as of such date and time.

“Final Closing Date Net Working Capital” means the Current Assets less the Current Liabilities determined in accordance with Section 2.10.

“Final Closing Date Net Working Capital Adjustment” is the amount equal to the Final Closing Date Net Working Capital less the Minimum Net Working Capital. For the avoidance of doubt, if the Final Closing Date Net Working Capital is greater than the Minimum Net Working Capital, there shall be an increase in the Purchase Price in respect thereof, and if the Final Closing Date Net Working Capital is less than the Minimum Net Working Capital, there shall be a decrease in the Purchase Price in respect thereof.

“Financial Statements” is defined in Section 4.5(a).

“Fraud” means fraud or intentional misrepresentation or omission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant Persons or its business, property, assets or operations.

“GPL” is defined in Section 4.14(j).

“Grady” means Grady Health System.

“Grady Collection Date” is defined in Section 6.18(b).

“Grady Receivable” means the amount owed to Premise by Grady under the Software License and Services Agreement, dated November 9, 2005, as set forth on Section 4.20 of the Disclosure Schedule.

“Gravina Software Development Bonus” means a cash bonus payable to Craig Gravina in an amount not to exceed $100,000, from the Stockholders’ Fund, if any funds are paid from the Software Development Escrow Fund into such fund. Such bonus will be payable on the terms and conditions set forth in that certain letter agreement, among Premise, the Stockholders’ Representative and Craig Gravina, dated December 30, 2008, and will be based on and in proportion to the achievement of Premise of the Development Plans consistent with the Staffing Plan.

“Hartford Addendum” means the 2nd Addendum entered into by Premise and Hartford Hospital on December 2, 2008, as an addendum to the Proposal to Implement an EVA/PSA Dashboard and the Transport Dashboard Agreement, dated January 18, 2005.

“Hazardous Materials” means any substance or material that is defined under the Environmental Laws as a “hazardous substance,” “regulated substance,” “pollutant,” “contaminant,” “hazardous waste,” “extremely hazardous substance,” “toxic substance” or “hazardous material,” or that is otherwise defined in or regulated under the Environmental Laws, including, without limitation, petroleum, asbestos-containing materials, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials and radon.

“Holdback Amount” means an amount equal to the sum of the Escrow Amount, the Stockholders’ Amount, the True-Up Reserve Amount and the Software Development Escrow Amount.

“Holdback Termination Date” means the date that is 16 months after the Closing Date. For purposes of illustration only, if the Closing Date is December 31, 2008, the Holdback Termination Date would be April 30, 2010.

“Institutional Major Stockholders” means Aetna Ventures, LLC, Inflection Point Ventures II, L.P., Milestone Venture Partners III LP and Connecticut Innovations, Incorporated.

“Instruments” means Option Instruments or Warrant Instruments, as applicable.

“Insurance Policies” is defined in Section 4.17(a).

“Intellectual Property” means any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, domain name, copyright (whether registered or unregistered), copyright application, mask work, mask work application, trade secret, know-how, customer list, franchise, system, Software, including, without limitation, Software development processes, practices, methods and policies recorded in permanent form, relating thereto, invention, work of authorship, design, blueprint, engineering drawing, proprietary product, technology or other intellectual property right.

“Interim Financial Statements” is defined in Section 4.5(a).

“Investor Rights Agreement” means that certain Investor Rights Agreement, dated April 9, 2007, among Premise and the Stockholders named therein, as amended.

“Key Employees” means the employees of Premise listed on Schedule 1(a).

“Knowledge of Premise” means the actual knowledge of Eric Rosow, Craig Gravina, John Hannon, Jim Maher, Joe Adam or Chris Aulbach or any current director of Premise. In the case of the officers of Premise, actual knowledge of any matter shall be deemed to include such knowledge as such person could have obtained after making reasonable inquiry and investigation of such matter, including reasonable consultation with subordinates of the officers as to whom such officers reasonably believe would have actual knowledge of the matter represented.

“Knowledge of a Major Stockholder” means, (i) if such Major Stockholder is an individual, the actual knowledge of such Major Stockholder and, (ii) if such Major Stockholder is a corporation, limited liability company or a partnership, the actual knowledge of the persons set forth on Schedule 1(c) next to the name of such Major Stockholder thereon, who such Major Stockholder represents is a director of Premise or an observer to meetings of the Board of Directors of Premise.

“Lease” means any lease or sublease as lessee or lessor of, or option, occupancy or space agreement relating to, real estate used, useful or held by Premise.

“Leased Real Property” is defined in Section 4.13(a).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty, including any interpretation thereof by any Governmental Entity.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of such Person and whether or not the same is disclosed on any schedule to this Agreement.

“License-In Agreement” is defined in Section 4.14(b).

“Lien” means any lien (including judgment and mechanics’ liens, regardless of whether liquidated), mortgage, assessment, security interest, easement, claim, pledge, trust (constructive or otherwise), deed of trust, option or other charge, title defect or objection, encumbrance, restriction or any other Contract having the same effect as any of the foregoing.

“Major Stockholders” is defined in the introductory paragraph of this Agreement.

“Material Adverse Effect” means one or more changes, events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, Liabilities, condition (financial or otherwise), prospects or results of operations of Premise or (ii) the ability of Premise and the Stockholders to timely (A) perform its or their obligations hereunder or (B) consummate the transactions contemplated in this Agreement and the other Transaction Documents; provided, however, a material adverse effect shall not include any event, circumstance, change or effect (x) resulting from conditions in the United States economy or securities markets in general, provided, that such events, circumstances, changes or effects do not materially and disproportionately impact Premise, compared to other similarly situated companies, or (y) directly resulting from the public announcement of the Merger.

“Material Contracts” is defined in Section 4.4(a).

“Merger” is defined in the recitals.

“Merger Consideration” means the cash payable to Effective Time Company Holders pursuant to Section 2.7 of this Agreement.

“Merger Sub” is defined in the introductory paragraph of this Agreement.

“Minimum Net Working Capital” means $1,085,000.

“Net Grady Collection” is defined in Section 6.18(b).

“NonEmployee Option Holders” is defined in Section 2.9(b).

“Objection Notice” is defined in Section 2.10(c)(ii).

“Off-the-Shelf Software” is defined in Section 4.14(b).

“Option Consideration” is defined in Section 2.7(d)(i).

“Option Holders” means holders of Company Options as of the Effective Time.

“Option Instruments” means any instrument representing Company Options.

“Order” means any award, decision, injunction, judgment, decree, stipulation, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

“Participating Shares” means the sum of (i) the number of shares of Series B Preferred Stock and Company Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Company Common Stock and Series B Preferred Stock for which Company Warrants are exercisable immediately prior to the Effective Time and (iii) the number of shares of Company Common Stock for which all Company Options are exercisable immediately prior to the Effective Time, whether a Company Closing Payment Option or a Company Deferred Payment Option.

“Paying Agency Agreement” means the Cash Exchange Agent Agreement, between Eclipsys and the Paying Agent, to be entered into concurrently with the Closing, substantially in the form attached hereto as Exhibit C, relating to the distribution of the Closing Payment and the Deferred Payment Amount.

“Paying Agent” means U.S. Bank National Association, or such other paying agent selected by Eclipsys and Premise.

“Payoff Amounts” is defined in Section 6.13(b).

“Per Share Common Consideration” means the quotient obtained by dividing (i) the sum of the Purchase Price, plus the Aggregate Exercise Price, less the Holdback Amount, less the Aggregate Liquidation Preference, by (ii) the Participating Shares.

“Per Share Escrow Amount” means the quotient obtained by dividing the Escrow Merger Consideration by the Participating Shares.

“Performance Plans” is defined in Section 6.19(a).

“Permits” means all licenses, permits, easements, variances, exemptions, Consents, certificates, orders, approvals and other authorizations required by applicable Legal Requirements in connection with the Business.

“Permitted Liens” means (i) Liens for utilities and current taxes that are not yet due and payable or that may thereafter be paid without penalty in the ordinary course of business consistent with past practices, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business with respect to which the underlying obligations are not yet due and payable and which do not exceed $50,000 in the aggregate, (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (iv) minor irregularities and defects of title which do not materially interfere with the Business or impair the ownership, use or operation of the assets to which they relate, or the transfer thereof.

“Person” means any individual, corporation, limited liability company, partnership, trust, joint venture, association, organization or other entity or group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act) or Governmental Entity.

“POR” is defined in Section 6.19(a).

“Portfolio Company” of any Institutional Major Stockholder, means any entity with an operating business in which entity such Institutional Major Stockholder or any of its Affiliates owns any capital stock, convertible equity, or other equity or debt interest, excluding any entity that is a majority-owned direct or indirect subsidiary of such Institutional Major Stockholder.

“Precipitating Cause” is defined in Section 6.19(c).

“Premise” is defined in the introductory paragraph of this Agreement, and unless the context otherwise requires, after the Effective Time shall mean the Surviving Corporation.

“Premise 2004 Plan” means the 2004 Company Stock Option/Stock Issuance Plan of Premise.

“Premise Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of Premise, as amended and in effect on the date hereof.

“Premise Indemnified Parties” is defined in Section 7.2(b).

“Premise Software Development Organization” is defined in Section 6.19(a).

“Privacy Regulations” is defined in Section 4.14(q).

“Pro Rata Portion” means with respect to each Effective Time Company Holder the quotient obtained by dividing (A) the sum of the number of shares of Series B Preferred Stock and shares of Company Common Stock held by such Effective Time Company Holder immediately prior to the Effective Time, if any, and the number of shares of Series B Preferred Stock and shares of Common Stock for which Company Options and Company Warrants held by such Effective Time Company Holder immediately prior to the Effective Time, if any, were exercisable, by (B) the Participating Shares.

“Purchase Price” means an amount equal to (i) $38,500,000, less (ii) the Final Closing Date Debt, plus (iii) the Final Closing Date Cash, plus (iv) the Final Closing Date Net Working Capital Adjustment, less (v) the Seller Transaction Expenses, to the extent not paid at or before the Closing.

“Put Agreement” means that certain Put Agreement, dated April 9, 2007, among Premise and the Stockholders named therein, as amended.

“Registered Intellectual Property” means any Intellectual Property that is the subject of any registrations, or applications or filings for registration with or by any Governmental Entity, including without limitation the USPTO, foreign patent offices or the United States Copyright Office.

“Released Parties” is defined in Section 6.11(a).

“Restricted Employees” is defined in Section 6.7(d)(i).

“Restrictive Covenants” is defined in Section 6.7(e).

“Restrictive Period” is defined in Section 6.7(b).

“Scheduled Development End Date” means the earlier of (i) 16 months after the Effective Date, (ii) completion in all material respects of all Performance Requirements and (iii) the occurrence of a payment event as described in Section 6.19(b)(iv) or (vi).

“Seller Transaction Expenses” means all costs and expenses (including fees of attorneys, accountants and brokers or finders) of Premise incurred or payable in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all amounts owed to the brokers disclosed in Section 4.23, or any other broker, finder or similar agent employed by or acting on behalf of Premise, or any of its Affiliates or agents (to the extent Premise is liable therefor) in connection with this Agreement or any other Transaction Documents, or the transactions contemplated hereby or thereby.

“Series B Liquidation Preference” is defined in Section 2.7(c)(i).

“Series B Preferred Stock” means the Series B Convertible Preferred Stock of Premise, par value $0.001 per share.

“Shares” means shares of Company Common Stock or Series B Preferred Stock.

“Software” means all of the following used, licensed or sold in the Business, but excluding any Company Licensed IP: (i) computer programs, including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code or object code; and (ii) machine-readable databases and compilations of data.

“Software Development Escrow Amount” means $1,000,000 in cash.

“Software Development Escrow Fund” is defined in Section 2.9(c).

“Software Documentation” means (i) descriptions, schematics, flow charts and other work product used to design, plan, organize and develop Software, (ii) testing, validation and verification materials relating to Software, (iii) documentation, including user manuals; web materials; architectural, design, feature and functionality specifications; and training materials, relating to Software, and (iv) performance metrics, bug and feature lists, build, release and change control manifests recorded in permanent form relating to Software.

“Software Products” means all Software produced by Premise for sale or license to third parties, including, but not limited to Premise Bed Management, Premise Bed Turnover, Premise Transport, Premise Care Visibility, Premise Performance Reporting and PremiseLive.

“Staffing Plan” is defined in Section 6.19(a).

“Stockholder” means a record owner of Company Common Stock or Series B Preferred Stock.

“Stockholder Agreements” means, collectively, the Investor Rights Agreement, Co-Sale and Transfer Agreement, Voting Agreement and Put Agreement.

“Stockholder Fraud” means Fraud by any of the Stockholders, or Fraud by any employee or other representative or agent of Premise (other than a Stockholder) as to which Premise had Knowledge or any of the Major Stockholders had actual Knowledge.

“Stockholder Notice” is defined in Section 6.14(a).

“Stockholders’ Amount” means $125,000 in cash.

“Stockholders’ Fund” is defined in Section 2.9(c).

“Stockholders’ Representative” is defined in Section 6.9.

“Stockholder Written Consents” means the irrevocable approval of the Merger, this Agreement and the transactions contemplated by this Agreement, including the matters set forth in Section 6.9, pursuant to Stockholder action by written consent, pursuant to and in accordance with the applicable provisions of Delaware General Corporation Law and the Premise Certificate of Incorporation and Bylaws of Premise.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, securities or other interests (A) the holders of which are generally entitled to at least 50% of the vote for the election of the board of directors or other similar governing body of such corporation or other legal entity, or otherwise having the power to direct the business and policies of that Person, or (B) representing at least 50% of the outstanding Capital Stock of such corporation or other legal entity.

“Superior Proposal” means any unsolicited bona fide binding written proposal by any Person or “group” as described in Section 13(d) of the Exchange Act (other than Eclipsys or any of its Subsidiaries) to acquire, directly or indirectly, (x) businesses or assets of Premise that generated 50% or more of Premise’s consolidated net revenue or earnings for the preceding twelve months, or (y) more than 50% of the voting power of Premise’s Capital Stock, in each case whether by way of merger, stock purchase, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that the Board of Directors of Premise determines in good faith (after consultation with outside counsel and its financial advisors), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person or group making the proposal, is (A) if consummated in accordance with its terms, more favorable to the Stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Eclipsys in response to such proposal or otherwise), (B) not subject to any financing condition or, if financing is required, such financing is reasonably likely to be obtained, and (C) reasonably likely of being completed on the terms proposed on a timely basis.

“Supplemental Costs Notice” is defined in Section 6.19(d).

“Supplemental Development Costs” is defined in Section 6.19(d).

“Survival Period” is defined in Section 7.1(a).

“Surviving Corporation” is defined in Section 2.1.

“Tax” means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto payable to any Governmental Entity, (B) any Liability for payment of amounts described in clause (A) whether as a result of transferee Liability, joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any Liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied Contract to indemnify any other Person.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” is defined in Section 9.3(a)(i).

“Third-Party Acquisition” means (i) the acquisition by a Person, other than Eclipsys and its Affiliates, of any of the Capital Stock or assets or property of Premise, or any interest therein, whether by issuance, or sale or other disposition of Capital Stock, sale, lease, license or other disposition of assets, merger or otherwise, other than (A) shares issued upon exercise of Company Options or Company Warrants outstanding on the date hereof or conversion of Series B Preferred Stock, outstanding on the date hereof, in each case, pursuant to the terms thereof, or (B) sales or licenses of products to customers in the ordinary course of business consistent with past practice, or (ii) any other transaction that would interfere with or delay the Closing or the ability of Premise to operate the Business and control its assets substantially as operated and controlled by Premise on the date hereof.

“Third-Party Claim” is defined in Section 7.5(a).

“Threatened” means a claim, proceeding, dispute or other matter with respect to which any demand or statement has been made, or any other notice has been given, that would lead a prudent person to conclude that such a claim, proceeding, dispute or other matter is reasonably likely to be asserted, commenced or otherwise pursued, whether in writing or orally.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Employment Agreements and the letter of transmittal of each Stockholder, and all certificates contemplated to be delivered hereunder.

“True-Up Reserve Amount” means $150,000 in cash.

“True-Up Reserve Fund” is defined in Section 2.9(c).

“Unrelated Accounting Firm” is defined in Section 2.11.

“USPTO” is defined in Section 4.14(a).

“Voting Agreement” means that certain Voting Agreement, dated April 9 2007, among Premise and the Stockholders named therein, as amended.

“WARN Act” is defined in Section 6.10(c).

“Warrant Instruments” is defined in Section 2.9(d).

“Warranty Claim” means any claim based upon any theory of product liability, strict liability, negligence, misrepresentation, product defect, breach of warranty (express or implied) and any other similar claims that relates to the products and services of Premise, including the Software Products.

“Year-End Financial Statements” is defined in Section 4.5(a).

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the laws of the State of Delaware, Merger Sub shall be merged with and into Premise pursuant to which (a) the separate corporate existence of Merger Sub shall cease, (b) Premise shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its existence under the laws of the State of Delaware as a wholly owned Subsidiary of Eclipsys, (c) all of the properties, rights, privileges, powers and franchises of Premise shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of Premise shall become the debts, liabilities, obligations and duties of the Surviving Corporation; and (d) all of the properties, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.2 Closing; Effective Time

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, in Irvine, CA, at 10:00 A.M., Pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable law, waiver of all conditions to the obligations of the parties set forth in Article VIII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, subject to such satisfaction or waiver), or at such other place or at such other time or on such other date as Eclipsys and Premise may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.” Subject to the provisions of Article IX, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 2.2 shall not in and of itself result in the termination of this Agreement and shall not relieve any party of any obligation under this Agreement.

(b) As soon as practicable on the Closing Date, and immediately prior to the Closing, the parties shall cause a certificate of merger substantially in the form attached as Exhibit A (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware.

(c) The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as Eclipsys and Premise shall agree and as shall be specified in the Certificate of Merger. The date and time that the Merger shall become effective is herein referred to as the “Effective Time.”

2.3 Effects of the Merger.

(a) The Merger shall have the effects provided for herein and in the applicable provisions of the Delaware General Corporation Law.

(b) At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock of Merger Sub shall thereafter evidence ownership of such shares of common stock of the Surviving Corporation.

2.4 Certificate of Incorporation and Bylaws. From and after the Effective Time, (a) the Premise Certificate of Incorporation, as in effect immediately prior to the Effective Time, as amended as set forth in the Certificate of Merger, shall be the certificate of incorporation of the Surviving Corporation, until amended in accordance with the provisions thereof and applicable law, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until amended in accordance with the provisions thereof and applicable law.

2.5 Directors; Officers. From and after the Effective Time, (a) the directors of Merger Sub serving immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub serving immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.6 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either Premise or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of Premise or Merger Sub, as applicable, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as such officers or directors may deem necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

2.7 Effect of Merger on the Capital Stock of Premise.

(a) Notwithstanding anything to the contrary in this Section 2.7, at the Effective Time, by virtue of the Merger and without any action on the part of Eclipsys, Merger Sub or Premise, each Share that is held by Eclipsys, Premise or any Subsidiary of Eclipsys or Premise immediately prior to the Effective Time, shall be cancelled and extinguished without any consideration paid therefor or in respect thereof.

(b) Notwithstanding anything to the contrary in this Section 2.7, at the Effective Time, Dissenting Shares shall be treated in accordance with Section 2.8.

(c) Subject to Section 2.7(g), at the Effective Time, by virtue of the Merger and without any action on the part of Eclipsys, Merger Sub, Premise or the Stockholders, each Share that is issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any Shares cancelled pursuant to Section 2.7(a)) shall be cancelled and extinguished and shall be converted automatically into the right to receive, subject to the terms and conditions set forth in this Agreement, the following consideration (without interest):

(i) each share of Series B Preferred Stock shall be converted into the right to receive an amount equal to the sum of (A) $8.16 in cash, plus an amount equal to any accrued and unpaid dividends thereon (the “Series B Liquidation Preference”), (B) the Per Share Common Consideration, and (C) the Per Share Escrow Amount; and

(ii) each share of Company Common Stock shall be converted into the right to receive an amount equal to the sum of (A) the Per Share Common Consideration and (B) the Per Share Escrow Amount.

(d) Subject to Section 2.7(g), at the Effective Time, each Company Closing Payment Option then outstanding shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted without exercise only into and, subject to the terms and conditions set forth in this Agreement, represent only the right to receive, with respect to each share of Company Common Stock then subject to purchase under such Company Closing Payment Option, an amount equal to the sum of cash equal to (without interest):

(i) the Per Share Common Consideration less the exercise price per share of such Company Option (such difference, the “Option Consideration”); and

(ii) the Per Share Escrow Amount.

(e) Subject to Section 2.7(g), at the Effective Time, each Company Warrant then outstanding shall by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted without exercise only into and, subject to the terms and conditions set forth in this Agreement, represent only the right to receive (without interest), with respect to:

(i) each share of Company Common Stock then subject to purchase under such Company Warrant, an amount equal to the sum of cash equal to (A) the Per Share Common Consideration less the exercise price per share of such Company Warrant and (B) the Per Share Escrow Amount; and

(ii) each share of Series B Preferred Stock then subject to purchase under such Company Warrant, an amount equal to the sum of (A) the sum of the Series B Liquidation Preference and Per Share Common Consideration less the exercise price per share of such Company Warrant and (B) the Per Share Escrow Amount.

(f) At the Effective Time, each Company Deferred Payment Option then outstanding shall be treated as set forth in Sections 2.9(e) and 6.17.

(g) All Merger Consideration payable to an Effective Time Company Holder at any time pursuant to the foregoing provisions shall be aggregated with all other Merger Consideration payable to such Effective Time Company Holder at such time and rounded to the nearest whole cent. Escrow Merger Consideration and payments out of the Software Development Escrow Fund, if any, shall be paid to the Effective Time Company Holders in their Pro Rata Portion (rounded to the nearest whole cent), as set forth in the Escrow Agreement.

2.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares (other than any Shares to be cancelled pursuant to Section 2.7(a)) outstanding immediately prior to the Effective Time and held by a Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such Stockholder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment thereunder. If, after the Effective Time, any such Stockholder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 2.7(c), without interest. Premise shall give Eclipsys (a) prompt notice of any demands received by Premise for appraisal of Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to Delaware law and received by Premise relating to a stockholders’ rights to appraisal with respect to the Merger, and (b) the opportunity to direct all negotiations and proceedings with respect to any exercise of such appraisal rights. Premise shall not, except with the prior written consent of Eclipsys, voluntarily make any payment with respect to any demands for payment for Capital Stock of Premise, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.9 Payment for Shares, Company Options and Company Warrants.

(a) (i) At or prior to the Effective Time, Eclipsys shall, or shall cause the Surviving Corporation to, make available to the Paying Agent, for the benefit of the Effective Time Company Holders (other than the holders of Company Options, in their capacity as such), the Closing Payment.

(ii) At or prior to the Effective Time, Eclipsys shall, or shall cause the Surviving Corporation to, make available to the Paying Agent, for the benefit of the holders of the Company Deferred Payment Options, the Deferred Payment Amount.

(iii) The “Closing Payment” shall be an amount equal to (A) the Estimated Purchase Price, less (B) the Holdback Amount, less (C) the Dissenting Share Amount, less (D) the Aggregate Option Consideration.

(iv) The “Deferred Payment Amount” shall be an amount equal to the aggregate amount of Option Consideration payable in respect of Company Deferred Payment Options pursuant to Section 2.7(f).

(v) The Closing Payment shall be held by the Paying Agent in accordance with the Paying Agency Agreement for the benefit of Eclipsys or the Surviving Corporation, as the case may be, pending payment therefor by the Paying Agent to the Effective Time Company Holders (other than the holders of Company Closing Payment Options, in their capacity as such). The Deferred Payment Amount shall be held by the Paying Agent in accordance with the Paying Agency Agreement for the benefit of Eclipsys or the Surviving Corporation, as the case may be, pending payment therefor by the Paying Agent to the holders of Company Deferred Payment Options. Earnings from any investment of the Closing Payment or the Deferred Payment Amount pursuant to the Paying Agency Agreement shall be the sole and exclusive property of Eclipsys or the Surviving Corporation, as the case may be, and no part thereof shall accrue to the benefit of Effective Time Company Holders.

(vi) If any Shares become Dissenting Shares after the payment by Eclipsys or the Surviving Corporation to the Paying Agent of the Closing Payment, Eclipsys may instruct the Paying Agent to, and the Paying Agent shall promptly upon receipt of such instruction, remit to Eclipsys the portion of the Closing Payment allocable to such Dissenting Shares.

(b) At or immediately following the Effective Time, Eclipsys shall deposit with the Surviving Corporation the Aggregate Option Consideration payable in respect of all Company Closing Payment Options and the Surviving Corporation shall, as promptly as practicable, pay (i) to Automatic Data Processing, Inc. (“ADP”) the Aggregate Option Consideration payable in respect of Company Closing Payment Options held by each Option Holder listed on Schedule 2.9(b)(i) (the “Employee Option Holders”), and (ii) to each Option Holder listed on Schedule 2.9(b)(ii) (the “NonEmployee Option Holders”), the Option Consideration payable in respect of each share of Company Common Stock then subject to purchase under the Company Closing Payment Options of such NonEmployee Option Holder (net of any applicable tax withholding). The Surviving Corporation shall use all commercially reasonable efforts to cause ADP to pay, as promptly as practicable, to each Employee Option Holder, the Option Consideration with respect to each share of Company Common Stock then subject to purchase under the Company Closing Payment Options of such Employee Option Holder (net of applicable tax withholding).

(c) At the Closing, Eclipsys shall deposit, or cause to be deposited, the Holdback Amount with the Escrow Agent in four separate escrow accounts. The Escrow Amount shall be deposited in an account (the “Escrow Fund”), which shall be used to pay Damages, if any, to the Eclipsys Indemnified Parties. The Stockholders’ Amount shall be deposited in an account (the “Stockholders’ Fund”), which shall be used to reimburse the Stockholders’ Representative for out-of-pocket costs and expenses incurred in the performance of his or her duties hereunder, including fees of attorneys and accountants employed by the Stockholders’ Representative necessary to discharge his or her duties as Stockholders’ Representative, payment of the Emerson Software Development Bonus, if any, and the Gravina Software Development Bonus, if any, and for other payments on behalf of the Effective Time Company Holders set forth herein. The True-Up Reserve Amount shall be deposited in an account (the “True-Up Reserve Fund”), which shall be used to pay to Eclipsys any shortfall if the Estimated Purchase Price exceeds the Purchase Price. The Software Development Escrow Amount shall be deposited in an account (the “Software Development Escrow Fund”), which shall be used to pay to Eclipsys any amounts pursuant to Section 6.19. Promptly following the Holdback Termination Date, Eclipsys and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to (A) retain any portion of the Escrow Fund subject to good faith pending claims by Eclipsys under this Agreement or the other Transaction Documents (the “Claimed Amount”) as of such date, and (B) pay any remaining part of the Escrow Fund to the Effective Time Company Holders according to Section 2.7(g). Each of the Escrow Fund, the Stockholders’ Fund, the True-Up Reserve Fund and the Software Development Escrow Fund shall be held as a trust fund and shall not be subject to any Lien, attachment or other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms hereof and of the Escrow Agreement. Any Claimed Amount unpaid at the Holdback Termination Date shall be paid pursuant to the Escrow Agreement upon a final resolution of the applicable claim. Any amount remaining in the Stockholders’ Fund or the True-Up Reserve Fund shall be paid in accordance with the Escrow Agreement no later than the final payment out of the Escrow Fund. Promptly following the Scheduled Development End Date, Eclipsys and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to pay any remaining part of the Software Development Escrow Fund to the Effective Time Company Holders according to Section 2.7(g). Whenever Eclipsys and the Stockholders’ Representative are required to provide joint instructions to the Escrow Agent under the terms of the Escrow Agreement or this Agreement, such parties shall promptly provide such joint instructions, unless either party in good faith disputes that the terms and conditions requiring such delivery of such joint instructions have not been met or disputes the terms of such joint instructions, in which case, such dispute shall be promptly resolved as set forth in Section 11.13. The interests of the Effective Time Company Holders in the Escrow Fund, the Stockholders’ Fund, the True-Up Reserve Fund and the Software Development Escrow Fund shall not be assignable or transferable, whether directly, indirectly or by operation of law, except in the event of death of an Effective Time Company Holder to such Effective Time Company Holder’s estate, personal representative or heirs by will or the laws of descent and distribution; provided, however, that as a condition to any such transfer the transferee(s) shall hold such interests subject to the terms and conditions of this Agreement and the Escrow Agreement and the transferee(s) shall execute and deliver to Eclipsys and the Escrow Agent an agreement in form and substance satisfactory to Eclipsys agreeing to be bound by the terms and conditions of this Agreement and the Escrow Agreement.

(d) As promptly as practicable after the Closing Date, Eclipsys or the Surviving Corporation shall cause the Paying Agent to mail to each Effective Time Company Holder (other than the Option Holders, in their capacity as such) whose Company Capital Stock was converted into the right to receive the consideration described in Section 2.7: (i) a letter of transmittal in form acceptable to Eclipsys; and (ii) instructions for surrendering certificates that represented Shares immediately prior to the Effective Time (“Certificates”) and any instruments representing Company Warrants (“Warrant Instruments”), in exchange for payment therefor (other than holders of Certificates representing Dissenting Shares). Upon surrender of a Certificate for cancellation to the Paying Agent or such other agent or agents as may be appointed by Eclipsys, together with such letter of transmittal duly executed and delivered, the holder of such Certificate shall become entitled to receive in exchange therefor (as promptly as practicable thereafter), the consideration specified in Section 2.7(c). Upon surrender, such Certificate shall be cancelled. Upon receipt of a duly executed and delivered letter of transmittal by Eclipsys and any associated Warrant Instrument, the holder of Company Warrants shall become entitled to receive (as promptly as practicable thereafter) consideration therefor in accordance with Section 2.7(e). No portion of any Merger Consideration shall be paid to (A) the holder of any Shares or Company Warrants until a letter of transmittal has been validly executed and delivered pursuant hereto, with all Certificates and related Warrant Instruments, and (B) the holder of any Company Options until a Form W-9 and any other documentation reasonably requested by Eclipsys or the Paying Agent has been validly executed and delivered by such holder of Company Options. Payment pursuant to this Section 2.9(d) shall be made by the Paying Agent from the Closing Payment, provided that if at the time of any payment hereunder, the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt shall have been determined pursuant to Section 2.10(d), such payment hereunder shall be based on any adjusted amounts pursuant to the provisions of Section 2.10(d). If payment in respect of any Certificate or Warrant Instrument is to be made to a Person other than the Person in whose name such Certificate or Warrant Instrument is registered, it shall be a condition of payment that the Certificate or Warrant Instrument so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Certificate or Warrant Instrument or any related stock power shall be properly guaranteed by an eligible institution and that the Person requesting such payment shall have established to the satisfaction of Eclipsys and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or Warrant Instrument have been paid or are not applicable. Until surrendered in accordance with the provisions of this Section 2.9, any Certificate (other than Certificates representing Shares described in Section 2.7(a) and any Dissenting Shares) or Warrant Instrument shall be deemed, at any time after the Effective Time, to represent only the right to receive (upon execution and delivery as described herein) the portion of the Merger Consideration payable with respect thereto, without interest, as contemplated herein.

(e) As promptly as practicable after the Closing Date, Eclipsys or the Surviving Corporation shall cause the Paying Agent to mail to each holder of Company Deferred Payment Options a notice describing the payment terms for such options, including an ability to elect to execute a general release in the form attached as Schedule 2.9(e), in the event the holder thereof elects to execute and accelerate payment for such options. If, on any day prior to the 60th day after the Closing Date, the Paying Agent receives a general release from a holder of Company Deferred Payment Options in the form of Schedule 2.9(e) (which has not been revoked by such holder within seven days after the date of such release), the holder of such Company Deferred Payment Options shall become entitled to receive (as promptly as practicable after such seven day period), the consideration specified in Section 2.7(f) in respect of such Company Deferred Payment Options (without interest thereon). Payment pursuant to this Section 2.9(e) shall be made by the Paying Agent from the Deferred Payment Amount. Promptly following the date that is 60 days after the Closing Date (plus any unexpired revocation period with respect to a general release received prior to such date), Eclipsys shall be entitled to require the Paying Agent to deliver to it any portion of the Deferred Payment Amount that has not been disbursed to holders of Company Deferred Payment Options. Promptly following the first anniversary of the Closing Date, the holders of Company Deferred Payment Options that did not provide an unrevoked general release to the Paying Agent as provided in this Section 2.9(e) shall become entitled to receive from Eclipsys the consideration specified in Section 2.7(f) in respect of such Company Deferred Payment Options (without interest thereon). The interests of a holder of Company Deferred Payment Options in any portion of the Deferred Payment Amount payable to such holder shall not be assignable or transferable, whether directly, indirectly or by operation of law, except in the event of death of such holder to such holder’s estate, personal representative or heirs by will or the laws of descent and distribution; provided, however, that as a condition to any such transfer the transferee(s) shall hold such interests subject to the terms and conditions of this Agreement and the Premise 2004 Plan and the transferee(s) shall execute and deliver to Eclipsys an agreement in form and substance satisfactory to Eclipsys agreeing to be bound by the terms and conditions of this Agreement and the Premise 2004 Plan.

(f) At the Effective Time, the stock transfer books of Premise shall be closed and there shall thereafter be no further registration of transfers of any Shares, Company Options or Company Warrants, or any conversion or exercise thereof. If, after the Effective Time, a Certificate or Instrument (other than a Certificate representing Shares described in Section 2.7(a)) is presented to the Surviving Corporation, it shall be cancelled and exchanged as provided in this Section 2.9 (subject to Section 2.8 with regard to Dissenting Shares).

(g) All Merger Consideration paid upon conversion of the Company Capital Stock, Company Options and Company Warrants in accordance with the terms of this Article II, subject to adjustment as set forth in Section 2.10, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Capital Stock, Company Options and Company Warrants. From and after the Effective Time, the holders of Certificates and Instruments shall cease to have any rights with respect to the Company Capital Stock, Company Options and Company Warrants represented thereby, except as otherwise provided herein or by applicable law.

(h) If any Certificate (other than a Certificate representing Dissenting Shares) or Instrument shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, and delivery of a duly executed letter of transmittal, in the case of Shares and Company Warrants, the Surviving Corporation shall pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate or Instrument the relevant portion of the Merger Consideration payable in respect thereof pursuant to Section 2.7 for the Shares, Company Options or Company Warrants represented thereby; provided, however, that the Surviving Corporation or the Paying Agent may, in their discretion, require the delivery of a satisfactory indemnity.

(i) Promptly following the date that is 180 days after the Effective Time, Eclipsys shall be entitled to require the Paying Agent to deliver to it any funds and other property (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to Effective Time Company Holders, and any Certificates, Warrant Instruments or other documents relating to the Merger in its possession, and thereafter such holders shall be entitled to look to Eclipsys only as general creditors thereof with respect to any portion of the Merger Consideration payable upon due surrender of their Certificates or Warrant Instruments, without interest. Notwithstanding anything to the contrary in this Section 2.9, to the fullest extent permitted by Legal Requirements, none of the Paying Agent, Eclipsys or the Surviving Corporation shall be liable to any holder of a Certificate or Instrument for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

(j) The amount of the Merger Consideration payable to holders of Shares, the Company Warrants and the Company Options and any other applicable numbers or amounts shall be adjusted as necessary to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification or other like change with respect to Company Capital Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

(k) Eclipsys, the Surviving Corporation, the Escrow Agent, the Paying Agent and ADP shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement or the Escrow Agreement to any holder or former holder of Company Capital Stock, Company Option or Company Warrant such amounts as may be required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any applicable Legal Requirement. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holders in respect of whom such deduction and withholding were made and shall be duly and timely paid to the proper Governmental Entity.

2.10 Calculation of Closing Date Net Working Capital, Closing Payment and Final Adjustments.

(a) (i) The Current Assets, the Current Liabilities, the Final Closing Date Net Working Capital, the Estimated Closing Date Net Working Capital, the Final Closing Date Debt, the Estimated Closing Date Debt, the Final Closing Date Cash and the Estimated Closing Date Cash shall be calculated, as applicable (A) consistent with the hypothetical calculations set forth in Schedule 2.10; (B) consistent with the practices and policies of Premise used in preparing the Financial Statements; and (C) with all normal and recurring accounting entries reflected therein and all errors and omissions corrected.

(ii) Each line item component or subcomponent of the Current Assets, Current Liabilities, the Final Closing Date Debt, the Estimated Closing Date Debt, the Final Closing Date Cash and the Estimated Closing Date Cash shall be calculated in conformity with GAAP.

(iii) For purposes of calculating the Current Assets, the Current Liabilities, the Final Closing Date Net Working Capital, the Estimated Closing Date Net Working Capital, the Final Closing Date Debt and the Estimated Closing Date Debt, such calculation shall not take into account the impact of any purchase accounting adjustments relating to Eclipsys’s acquisition of Premise, including any write-up or write-down of assets or liabilities resulting from such purchase accounting.

(iv) At least two Business Days prior to the Closing Date, Premise shall provide Eclipsys with its good faith estimate of the Seller Transaction Expenses that are unpaid as of such date.

(b) Prior to the execution of this Agreement, Premise delivered to Eclipsys its good faith calculations of the Estimated Closing Date Net Working Capital, the Estimated Closing Date Cash and the Estimated Closing Date Debt as set forth on Schedule 2.10(b), and Eclipsys accepted such calculations. For purposes of calculating the Closing Payment, Estimated Closing Date Net Working Capital, Estimated Closing Date Cash and Estimated Closing Date Debt shall be as set forth on Schedule 2.10(b).

(c) (i) Within 60 days following the Closing, Eclipsys shall prepare and deliver to the Stockholders’ Representative a balance sheet of Premise as of the Closing Date showing Eclipsys’ good faith determination of the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt (the “Eclipsys Final Calculations”).

(ii) On or before the date which is 15 days after the date of Eclipsys’ delivery to the Stockholders’ Representative of the Eclipsys Final Calculations, the Stockholders’ Representative shall deliver to Eclipsys a notice of objection, stating in reasonable detail the grounds for such objection and signed by the Stockholders’ Representative (an “Objection Notice”), or a notice of acceptance signed by the Stockholders’ Representative (an “Acceptance Notice”), with respect to the Eclipsys Final Calculations. Eclipsys shall provide the Stockholders’ Representative and any accountants and other representatives engaged by the Stockholders’ Representative, upon reasonable advance notice, access to such books and records of Premise relating to the Eclipsys Final Calculations as may be reasonably requested by the Stockholders’ Representative.

(iii) The Eclipsys Final Calculations shall be final and binding on the parties if an Acceptance Notice is delivered to Eclipsys or if no Objection Notice is delivered to Eclipsys with respect to such amounts within the 15-day period required by Section 2.10(c)(ii). If an Objection Notice is delivered, the potential dispute with respect to the Eclipsys Final Calculations shall be resolved as set forth in Section 2.11, and the Final Closing Date Net Working Capital, the Final Closing Date Cash or the Final Closing Date Debt, to the extent in dispute, determined pursuant to such procedures, in addition to the undisputed amounts, shall be final and binding on the parties.

(d) Upon determination of the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt pursuant to Section 2.10(c), Eclipsys shall determine the Purchase Price. If the Purchase Price exceeds the Estimated Purchase Price, then Eclipsys shall deposit with the Paying Agent an amount in cash equal to the difference (less a ratable portion attributable to any Dissenting Shares), which the Paying Agent shall distribute to the holders of Participating Shares (other than holders of Dissenting Shares) in their Pro Rata Portion. If the Purchase Price is less than the Estimated Purchase Price, then the Stockholders’ Representative shall provide written instructions to the Escrow Agent to pay that shortfall in cash to Eclipsys out of the True-Up Reserve Fund, and if the shortfall exceeds the amount in the True-Up Reserve Fund, such excess shall be paid to Eclipsys from the Escrow Fund. Payments pursuant to this Section 2.10(d) shall be made in cash or by wire transfer of immediately available funds within five Business Days after, as applicable, the delivery of the Acceptance Notice, the expiration of the 15-day period, if no Objection Notice is delivered, the agreement of Eclipsys and the Stockholders’ Representative after consultation, or the issuance by the Unrelated Accounting Firm of its final report pursuant to Section 2.11. Notwithstanding anything contained herein to the contrary, if the Purchase Price exceeds the Estimated Purchase Price, but in an amount less than $50,000, then Eclipsys shall deposit with the Escrow Agent, for addition to the Escrow Fund, such difference. Further, if the Purchase Price exceeds the Estimated Purchase Price by $50,000 or more, but the Paying Agent has paid to Effective Time Company Holders more than 50% of the Closing Payment, then Eclipsys may, upon notice to the Paying Agent, make such payment directly to the Effective Time Company Holders, in its discretion.

2.11 Dispute Resolution of Calculation of Net Working Capital, the Closing Date Cash or the Closing Date Debt. If an Objection Notice is given with respect to any or all of the Eclipsys Final Calculations, the Stockholders’ Representative and Eclipsys shall consult with each other with respect to the objection. If Eclipsys and the Stockholders’ Representative are unable to reach agreement within 15 days after an Objection Notice has been given, any unresolved disputed items shall be promptly referred to the Washington, D.C. office of such nationally recognized independent accounting firm, or economic consulting or valuation firm, as is mutually agreed to by Eclipsys and the Stockholders’ Representative (the “Unrelated Accounting Firm”). The Unrelated Accounting Firm shall be directed to render a written report on the unresolved disputed issues as promptly as practicable (but in no event later than 45 days following submission of the matter to the Unrelated Accounting Firm) and to resolve only those issues of dispute set forth in the Objection Notice (subject to any items resolved by Eclipsys and the Stockholders’ Representative after consultation pursuant to the first sentence of this Section 2.11). In resolving any disputed issues relating to the Eclipsys Final Calculations, the Unrelated Accounting Firm shall act as experts and not as arbitrators. The resolution by the Unrelated Accounting Firm of the disputed amount, and the undisputed amounts, shall be final and binding on the parties for purposes of determining the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt, and the amounts owed by the parties under Section 2.10(d), if any. If the Unrelated Accounting Firm determines Eclipsys to be correct in its determination, net in the aggregate, of the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt, the entire amount of the expenses of the Unrelated Accounting Firm shall be paid from the Stockholders’ Fund. Eclipsys shall promptly pay the entire amount of the expenses of the Unrelated Accounting Firm if the Unrelated Accounting Firm determines the Stockholders’ Representative to be correct, net in the aggregate, in his or her determination of the Final Closing Date Net Working Capital, the Final Closing Date Cash and the Final Closing Date Debt. If neither Eclipsys nor the Stockholders’

Representative is correct, then Eclipsys and the Effective Time Company Holders shall share the expenses of the Unrelated Accounting Firm in such proportion as the Unrelated Accounting Firm may determine appropriately reflects the relative accuracy of their respective determinations. If the Effective Time Company Holders are obligated to pay any or all of the expenses of the Unrelated Accounting Firm, the Stockholders’ Representative shall provide written instructions to the Escrow Agent to pay such portion of the expenses of the Unrelated Accounting Firm in cash to the Unrelated Accounting Firm out of the Stockholders’ Fund, and if the expenses exceeds the amount in the Stockholders’ Fund, such excess will be paid to the Unrelated Accounting Firm from the Escrow Fund.

2.12 Approval. To the fullest extent permitted by law, the receipt of the Company Stockholder Approval shall be deemed to constitute approval of all arrangements relating to the transactions contemplated hereby and to the provisions hereof binding upon the Stockholders and the Effective Time Company Holders.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE MAJOR STOCKHOLDERS

Each Major Stockholder represents and warrants to Eclipsys, as to itself, severally and not jointly, as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedule delivered to Eclipsys concurrently herewith, that is arranged in Sections corresponding to the numbered and lettered Sections contained in this Agreement (the “Disclosure Schedule”), as follows:

3.1 Ownership of the Shares, Company Options and Company Warrants. Such Major Stockholder is the sole record and beneficial owner of the Shares, Company Options and Company Warrants set forth next to such Stockholder’s name in Section 3.1 of the Disclosure Schedule, has good and valid title in such Shares, Company Options and Company Warrants, free and clear of all adverse claims and other Liens, and its interests in Premise represented by such Shares, Company Options and Company Warrants shall be transferred to Eclipsys in the Merger free and clear of all adverse claims and other Liens (other than Liens arising from the actions of Eclipsys). The stock certificates evidencing the Shares were not issued directly or indirectly in respect of any stock certificates issued in replacement of any lost or destroyed stock certificates. Except for this Agreement and the Voting Agreement, the Shares are not subject to any voting trust or stockholder agreement or other similar Contract, including any such Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

3.2 Authorization, Validity and Effect of Agreements. Such Major Stockholder has all requisite right, capacity, power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by such Major Stockholder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by such Major Stockholder and constitutes, and the other Transaction Documents to be executed by such Major Stockholder (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of such Major Stockholder, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether in equity or at law.

3.3 No Violations; Consents.

(a) The execution and delivery by such Major Stockholder of this Agreement, and the other Transaction Documents to which such Major Stockholder is a party and the consummation of the transactions contemplated herein and therein in accordance with the terms hereof and thereof do not and will not (i) violate any settlement agreement, Order or material Legal Requirement applicable to such Major Stockholder, or such Major Stockholder’s properties or assets, or (ii) violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material breach or default) under, any of the terms, conditions or provisions of any Contract to which such Major Stockholder is a party or by which such Major Stockholder’s assets or properties are bound (including the Shares).

(b) Except as has been obtained, no Consent is required to be made by or with respect to such Major Stockholder in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

(c) There are no pending or, to the Knowledge of such Major Stockholder, Threatened lawsuits, arbitrations, proceedings, investigations or other claims against such Major Stockholder that would be reasonably expected to prevent or materially alter or delay the transactions contemplated by this Agreement and the other Transaction Documents.

(d) If the Major Stockholder is not an individual, neither the execution and delivery by such Major Stockholder of this Agreement or the other Transaction Documents, nor the consummation by such Major Stockholder of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will conflict with or result in a breach of any provisions of its articles of incorporation or bylaws, trust agreement or other governing documents.

(e) There is no pending proceeding by or against such Major Stockholder, or its officers and directors (as such), that challenges or, to the Knowledge of such Major Stockholder, that may have the effect of preventing, delaying, making illegal or otherwise materially interfering with the Merger and any other transactions contemplated in this Agreement. To the Knowledge of such Major Stockholder, no such proceeding has been Threatened.

3.4 Related Party Transactions. Except, if such Major Stockholder is an Institutional Major Stockholder, for commercial or financial transactions negotiated at arms’ length to provide products, services or financing to Premise or any officer, director or employee (including for such purposes persons filling a similar function) of Premise or any other Person on terms and conditions and other trade terms generally available to other customers of such Major Stockholder:

(a) Neither such Major Stockholder nor any Affiliate or any immediate family member thereof:

(i) has, or at any time since January 1, 2007 had, any interest in any assets or property (whether real, personal, or mixed and whether tangible or intangible), used by Premise, or otherwise used in or pertaining to the Business;

(ii) owns, or at any time since January 1, 2007 has owned (of record or as a beneficial owner) Capital Stock or other financial interest in, any Person that (A) has, or at any time since January 1, 2007 had, business dealings with Premise or a material financial interest in any transaction with Premise, or (B) is, or at any time since January 1, 2007 has, engaged in activities that are, or could reasonably be expected to become, competitive with the Business, except in each case for (1) the acquisition of Company Capital Stock, or (2) ownership (of record or as a beneficial owner) of less than one percent (1%) of the outstanding capital stock of any Person that is publicly traded on any national or foreign stock exchange, or the over-the-counter market; provided, however, that (x) with respect to the matters in clause (A), any Institutional Major Stockholder makes such representation or warranty solely to the Knowledge of such Major Stockholder, and (y) no Institutional Major Stockholder makes any representation or warranty with respect to any matter in clause (B) above; or

(iii) is, or since January 1, 2007 was, a party to any Contract with, or has any claim or right against, Premise, with the exception of the Stockholder Agreements and agreements to purchase Shares, all of which have been fully performed or will be extinguished on or before the Effective Time.

(b) There are no Contracts between (A) such Major Stockholder, or his or its Affiliates (other than Premise), or, if applicable, any immediate family member of such Major Stockholder, on the one hand, and (B) to the Knowledge of such Major Stockholder, any officer, director or employee (including for such purposes persons filling a similar function) of Premise, on the other hand.

3.5 No Brokers. Except for Montgomery & Co., no broker, finder or similar agent has been employed by or acted on behalf of, directly or indirectly, such Major Stockholder or any of its Affiliates or agents, in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. Neither such Major Stockholder nor any of its Affiliates, has entered into any arrangement or other Contract with any Person, or taken any other actions, which could obligate such Major Stockholder, Eclipsys, Premise or any of their respective Affiliates to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

3.6 Disclosure. No representation or warranty of such Major Stockholder contained in this Article III or the Transaction Documents to which it is a party and no statement contained in any sections of the Disclosure Schedule relating to the representations of such Major Stockholder in this Article III contains, or will contain upon delivery as set forth herein, any untrue statement of a material fact, or omits, or will omit upon delivery, to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which it was or will be made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PREMISE

Premise represents and warrants to Eclipsys, as of the date of this Agreement and as of the Closing Date, except as set forth in the Disclosure Schedule, as follows:

4.1 Premise Existence; Good Standing. Premise is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Premise is licensed or qualified to do business as a foreign corporation and in good standing in each of the jurisdictions listed on Section 4.1 of the Disclosure Schedule, except where the lack of such license or qualification would not reasonably be expected to have a Material Adverse Effect. Premise is not required to be licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction, except where the lack of such license or qualification would not reasonably be expected to have a Material Adverse Effect. Premise has all requisite corporate power and authority to own, operate and lease its properties and assets and carry on its business as now conducted. The copies of the Premise Certificate of Incorporation and Bylaws of Premise previously delivered, or made available, to Eclipsys are true, correct and complete, and such documents are in full force and effect and have not been supplemented or amended since they were delivered or made available to Eclipsys.

4.2 Subsidiaries. Premise does not hold, nor has it ever held, directly or indirectly, any Capital Stock of any other Person. There are no obligations or other Contracts, contingent or otherwise, of Premise to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

4.3 Capitalization.

(a) The authorized Capital Stock of Premise consists solely of 2,469,154 shares of Company Common Stock, of which 863,981 shares are issued and outstanding on the date hereof, and 1,097,827 shares of preferred stock, of which (i) 47,058 shares are designated as Series A Preferred Stock, of which no shares are issued and outstanding on the date hereof, and (ii) 1,050,769 shares are designated as Series B Preferred Stock, of which 1,022,232 shares are issued and outstanding on the date hereof. The Shares, Company Options and Company Warrants are held of record by the Persons and in the amounts set forth in Section 4.3(a)(i) of the Disclosure Schedule, and except as set forth therein, there is no Capital Stock of Premise outstanding. The parties acknowledge that the outstanding shares set forth above may change prior to the Closing Date as a result of conversion of shares of Series B Preferred Stock outstanding on the date hereof according to the terms of such preferred stock or exercise of the Company Options and Company Warrants outstanding on the date hereof according to terms of such Company Options or Company Warrants, as the case may be, in each case for shares of Company Common Stock or Series B Preferred Stock, and Premise agrees to provide the Capitalization Update on or before the Closing Date, which shall set forth an accurate and complete update of all such changes through the Closing Date, arising after the date hereof in the holders of Premise Capital Stock, or the number and class of shares of Premise Capital Stock held by any such holder. Except for the Stockholder Agreements and the Company Options and Company Warrants set forth in Section 4.3(a)(i) of the Disclosure Schedule, and the rights granted to Eclipsys and Merger Sub under this Agreement, there are no outstanding obligations of Premise, contingent or otherwise, to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued Capital Stock of Premise. Each share of Series B Preferred Stock is convertible into one share of Company Common Stock. All repurchases of Company Capital Stock have been conducted in compliance with all Legal Requirements and the Stockholder Agreements.

(b) All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and none of such Shares has been issued in violation of or, except as specified in the Investor Rights Agreement and Co-Sale and Transfer Agreement, is subject to, any option, call, right of first refusal, preemptive, subscription or similar right. Except for the Company Options set forth in Section 4.3(a)(i) of the Disclosure Schedule and the Company Warrants set forth in Section 4.3(a)(i) of the Disclosure Schedule, there are no options, warrants, calls, subscriptions, convertible securities, convertible debt or other rights or other Contracts which obligate Premise to issue, or Premise or any of the Stockholders to transfer, any Capital Stock of Premise. The outstanding Company Capital Stock has been issued in compliance with all applicable Legal Requirements.

(c) Premise does not have, and has not ever had, any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with its Stockholders on any matter and there are no, and have never been any, equity equivalent interests in the ownership or earnings, or distributions upon liquidation or sale of assets, of Premise.

(d) Premise is not in default or breach (and no event has occurred which with notice or lapse of time or both, would constitute a breach or default) of any term or provision of the Premise Certificate of Incorporation or its Bylaws.

4.4 Material Contracts; No Violation.

(a) Except for the Contracts listed in Section 4.4(a) of the Disclosure Schedule, Premise is not a party to, and none of its assets or properties is bound by, any:

(i) Contract that involves performance of services or delivery of Software or other products of Premise or any other Person, except for Contracts providing for payments by or to Premise of less than $25,000 annually or $100,000 in the aggregate;

(ii) Contract with or obligation to any Governmental Entity, including but not limited to development agreements;

(iii) Contract for the future purchase of materials, services or equipment (A) with a future Liability potentially in excess of $25,000 annually or $100,000 in the aggregate, or (B) that are not cancelable by Premise on no more than 60 days’ notice without liability, penalty or premium;

(iv) license, option, escrow agreement or other Contract relating in whole or in part to Company IP, other than licenses contained in Contracts entered into in the ordinary course of business, consistent with past practice, with resellers and other customers of Premise for the delivery of Software or other products of Premise;

(v) lease, sublease or similar Contract under which (A) it is a lessor or sublessor of real property owned by any other Person, or makes available for use to any Person, any portion of any premises otherwise occupied, leased or subleased by it or (B) it is a lessee or sublessee of, or holds or uses any real property owned by any other Person;

(vi) lease, sublease or similar Contract under which (A) it is a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) it is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by it, except in each case for Contracts providing for payments by or to Premise of less than $25,000 annually or $100,000 in the aggregate;

(vii) Contract with any of its officers, directors or employees (including for such purposes persons filling a similar function) or any of its former officers, directors or employees (including for such purposes persons filling a similar function), including employee policies of Premise (including any severance pay or change in control agreement or policy of Premise to provide such payments, and whether such payments are payable upon a termination that is voluntary or nonvoluntary);

(viii) employee collective bargaining agreement or other Contract with any labor union;

(ix) covenant not to compete or other Contract restricting, or imposing requirements related to, the conduct or location of its business, including any restriction on hiring or soliciting of employees (including for such purposes persons filling a similar function);

(x) management, consulting, financial advisory or other similar type of Contract;

(xi) Contract under which it has borrowed any money from, or issued any Debt to, any Person;

(xii) Contract under which it or any other Person has guaranteed Debt or other obligations directly or indirectly;

(xiii) Contract that grants or contemplates the granting of a security interest or other Lien in any of its assets or property;

(xiv) Contract not entered into in the ordinary course of business;

(xv) Contract providing for indemnification of any Person;

(xvi) power of attorney;

(xvii) Tax sharing or Tax allocation agreement;

(xviii) joint venture or partnership agreement or similar Contract;

(xix) Contract (A) that commits Premise to make any fixed or contingent payment or expenditure or any related series of fixed or contingent payments or expenditures totaling more than $100,000 in the aggregate, or (B) that does not terminate pursuant to its terms within one year of the date hereof, and is not cancelable by Premise within one year without liability, penalty or premium;

(xx) Contract providing for the purchase or other acquisition of any business or operations of another Person, whether through merger, stock purchase, asset purchase or otherwise;

(xxi) Contract to which the Company and one or more of the Stockholders are parties; or

(xxii) any other Contract that is material to it that is not otherwise listed in Section 4.4(a) of the Disclosure Schedule.

The Contracts listed on Section 4.4(a) of the Disclosure Schedule, or required to be listed thereon, are referred to herein as the “Material Contracts.”

(b) (i) Each of the Material Contracts is valid, binding and in full force and effect and is enforceable against Premise, and to the Knowledge of Premise, the other parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether in equity or at law, (ii) Premise has performed all material obligations required to be performed by it under the Material Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, (iii) to the Knowledge of Premise, (A) no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and (B) without limiting the representation contained in clause (ii), no event has occurred or circumstance or condition exists (with or without the lapse of time or the giving of notice, or both) that may contravene, conflict with or result in a violation or breach of any Material Contract, result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Lien upon any of the assets or properties of Premise under, or result in being declared void, voidable or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Material Contract or provisions thereof, (iv) no party to any Material Contract has given any written notice of an alleged breach thereof or otherwise, to the Knowledge of Premise, Threatened such a breach and (v) Premise has not received any written notice that any party to any Material Contract intends to cancel or terminate such Material Contract, to renegotiate such Material Contract, or to exercise or not exercise any options thereunder, and, to the Knowledge of Premise, no such intent to cancel, terminate, renegotiate or exercise has been otherwise Threatened.

(c) Neither the execution and delivery by Premise of this Agreement and the other Transaction Documents, nor the consummation of the Merger and any other transactions contemplated herein and therein in accordance with the terms hereof and thereof, will violate, or conflict with, or result in a breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Lien upon any of the assets or properties of Premise under, or result in being declared void, voidable or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Material Contract or provision thereof.

(d) No Consent of any party to a Material Contract is required in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Merger, and the other transactions contemplated hereby and thereby.

(e) True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of the Material Contracts entered into on or prior to the date hereof have been provided to Eclipsys, and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Material Contracts entered into after the date hereof and prior to or on the Closing Date will be provided to Eclipsys promptly after being so entered into. There are no terms of any Material Contract not set forth in the copies thereof provided to Eclipsys. The terms and conditions of all of the Material Contracts were negotiated at arm’s length.

4.5 Financial Statements; No Undisclosed Liabilities.

(a) Section 4.5(a) of the Disclosure Schedule sets forth true and complete copies of (i)(A) Premise’s balance sheet, and related statement of income, statement of cash flows and changes in stockholders equity as of and for the twelve-month periods ended February 28, 2005, compiled by Guilio D. Cessario, Certified Public Accountant, P.C., and (B) Premise’s balance sheet, and related statement of income, statement of cash flows and changes in stockholders equity as of and for the twelve-month periods ended December 31, 2007 and 2006, in each case audited by Fiondella, Milone & LaSaracina LLP, independent certified public accountants, with such accountant’s unqualified reports attached thereto (collectively, the financial statements under clauses (A) and (B), the “Year-End Financial Statements”), and (ii) Premise’s balance sheet and related statement of income and cash flows as of and for the eleven months ended November 30, 2008 (the “Interim Financial Statements”). The Year-End Financial Statements and the Interim Financial Statements are collectively referred to herein as the “Financial Statements”).

(b) The Financial Statements (i) were prepared by Premise in accordance with the books and records of Premise, (ii) are true, correct and complete in all material respects, (iii) reflect the consistent application of all accounting principles, practices and methods of Premise throughout the periods thereof, except as disclosed therein, and (iv) fairly present the financial condition and results of operation of Premise as of the dates and for the periods covered thereby, all in accordance with GAAP (consistently applied, except as disclosed therein), subject, in the case of the Interim Financial Statements, to the absence of notes and to normal year-end audit adjustments. The Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. No financial statements of any other Person are required by GAAP to be included in the financial statements of Premise.

(c) There are no Liabilities of Premise other than: (i) Liabilities accrued on the balance sheet dated as of November 30, 2008; and (ii) current Liabilities incurred and unpaid since November 30, 2008 that have been incurred in the ordinary course of business consistent with past practice, are accrued on the balance sheet of Premise as of the Closing Date, and are included in the calculations of the Estimated Closing Date Debt, Estimated Closing Date Net Working Capital, Final Closing Date Debt and the Final Closing Date Net Working Capital, as applicable. Deferred revenue amounts indicated on the balance sheet dated as of November 30, 2008 do not, and the Current Liabilities will not, reflect reserves for Threatened claims against Premise or claims that, to the Knowledge of Premise, are likely to be made against Premise.

(d) Premise maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements that are in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to the differences. None of the Stockholders or Premise have been advised by any independent certified public accountant of Premise that there is a significant deficiency or material weakness in the design or operation of Premise’s internal controls, except as set forth in the management letter of Fiondella, Milone & LaSaracina LLP, independent certified public accountants, to the Premise Audit Committee and management, dated June 30, 2008, each of which significant deficiencies and material weaknesses have been remediated.

4.6 Authority; No Violations; Consents.

(a) Premise has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it will be a party and, subject to obtaining approval of (i) holders of sixty-six percent (66%) of the outstanding Series B Preferred Stock, voting as a separate class, and (ii) holders of a majority of the outstanding shares of Company Common Stock and Series B Preferred Stock, voting together as a single class (collectively, the “Company Stockholder Approval”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Premise of this Agreement and each of the Transaction Documents to which Premise will be party and the consummation by Premise of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Premise. Except for obtaining the Company Stockholder Approval, no other corporate proceedings on the part of Premise are necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution each of the other Transaction Documents to which Premise will be a party will have been, duly executed and delivered by Premise. This Agreement constitutes, and upon their execution each of the Transaction Documents to which Premise will be a party will constitute, the legal, valid and binding obligations of Premise, enforceable against Premise in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether in equity or at law.

(b) The Board of Directors of Premise has (i) adopted the plan of merger set forth in this Agreement and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Premise and the Stockholders; and (iii) recommended adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement to the Stockholders.

(c) The execution and delivery by Premise of this Agreement, and the other Transaction Documents and the consummation of the transactions contemplated herein and therein in accordance with the terms hereof or thereof will not:

(i) conflict with or result in a breach of any provisions of the Premise Certificate of Incorporation or its bylaws; or

(ii) violate any settlement agreement, Order or material Legal Requirement applicable to Premise, or its properties or assets; or

(iii) result in the imposition of any Lien upon or with respect to any of the assets or properties owned or used by Premise.

(d) No Consent is required to be made by or with respect to Premise in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby.

4.7 Compliance; Permits; Litigation.

(a) Premise is, and at all times has been, in compliance in all material respects with all settlement agreements, material Permits, Orders and material Legal Requirements to which it or any of its properties, assets, operations or business is subject and all nongovernmental restrictions as to its property or asset use. Without limiting the representation contained in the preceding sentence, to the Knowledge of Premise, no event has occurred or circumstance or condition exists that (with or without the lapse of time, the giving of notice or both) (A) has resulted in or may constitute or result in a violation by Premise of, or a failure on the part of Premise to comply in all material respects with the terms of any settlement agreement, material Permit, Order or material Legal Requirement or (B) has resulted in or may give rise to any obligation of Premise to undertake or bear all or any portion of the cost of any material remedial action of any nature. Neither Premise nor any of the Stockholders has received any written notice or other written communication from any Governmental Entity or other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, the terms of any settlement agreement, material Permit, Order or material Legal Requirement, or that give rise to any obligation of Premise to undertake, or bear all or any portion of the cost of, any material remedial action of any nature, and, to the Knowledge of Premise, no such actual, alleged, possible or potential violation or failure to comply or obligation has been otherwise Threatened.

(b) Premise has at all times obtained all material Permits. Except where the failure to have a Permit would not individually or in the aggregate be material, Premise currently holds all of the Permits necessary to permit Premise to lawfully conduct and operate its business and to own and use its assets and properties in the manner it currently operates the business and owns and uses such assets and properties, and all such Permits are in full force and effect. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the Knowledge of Premise, Threatened. No Permit is held in the name of any current or former employee (including for such purposes persons filling a similar function) of Premise. Section 4.7(b) of the Disclosure Schedule sets forth a list of the material Permits held by Premise. No material Permit held by Premise (A) is scheduled to expire within the period beginning on the date hereof through six months after the Closing, or (B) will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

(c) To the Knowledge of Premise, there is no proposed plan, proceeding or effort or proposed change to any Legal Requirements, whether or not directly involving Premise, by any Governmental Entity or other Person which in any way challenges or would be reasonably expected to adversely affect Premise or the Business, including any Permits.

(d) (i) Section 4.7(d)(i) of the Disclosure Schedule sets forth a list and description of all pending or, to the Knowledge of Premise, Threatened or reasonably probable, lawsuits, arbitrations, proceedings, investigations or other claims against Premise or any of its properties, assets, operations or business, including but not limited to any action which would be reasonably expected to prevent or materially alter or delay the transactions contemplated by this Agreement and the other Transaction Documents and, to the Knowledge of Premise, no such lawsuit, arbitration, proceeding, investigation or other claim is pending, Threatened or reasonably probable against its officers, directors or employees (including for such purposes persons filling a similar function) (as such).

(ii) There is no lawsuit, arbitration, proceeding, investigation or other claim by Premise pending, threatened or contemplated against any other Person.

(iii) To the Knowledge of Premise, no event has occurred or circumstance or condition exists that may give rise to or serve as the basis for the commencement of any lawsuit, arbitration, proceeding, investigation or other claim described in Section 4.7(d)(i) or (ii).

(e) Premise is not a party to, and its assets and properties are not subject to, any Order, or any settlement agreement with any Governmental Entity or arbitration tribunal or other Person.

(f) There is no pending proceeding by or against Premise, or its officers and directors (as such), that challenges or, to the Knowledge of Premise, that may have the effect of preventing, delaying, making illegal or otherwise materially interfering with the Merger and any other transactions contemplated in this Agreement. To the Knowledge of Premise, no such proceeding has been Threatened.

4.8 Absence of Certain Changes. Since January 1, 2008, Premise has conducted its business only in the usual, regular and ordinary course of such business consistent with past practice and there has not been:

(a) any event that has occurred or circumstance or condition that exists which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company Capital Stock or any redemption or repurchase of any Capital Stock of Premise, any stock split, combination or reclassification of Company Capital Stock or other change in its capitalization, or any other payment by Premise of any kind to any Stockholder or any Affiliate of any Stockholder (other than salary or employment related expenses in the ordinary course of business consistent with past practice);

(c) any material change in the accounting principles, practices or methods of Premise or any revaluation by Premise of any of its assets (whether tangible or intangible);

(d) any amendment to the Premise Certificate of Incorporation or its Bylaws;

(e) any increase in the salaries or other compensation payable to any officer, director or employee (including for such purposes persons filling a similar function) of Premise or any increase in, or addition to, other benefits to which such officer, director or employee may be entitled (except as required by the terms of plans as in effect on the date of this Agreement and which are listed on Section 4.10(a) of the Disclosure Schedule, or as required by law), any new employee benefit plan adopted (including any stock option, restricted stock or stock purchase plan), or any existing employee benefit plan amended in any respect materially adverse to Premise, or any increase in the amount, or expansion of the scope, of any indemnification provided for employees (including for such purposes persons filling a similar function), officers or directors;

(f) any material adverse change or, to the Knowledge of Premise, any Threat of a material adverse change in the relations of Premise with any of the suppliers or customers or employees of Premise or other Persons having business relationships with Premise;

(g) any sale, assignment, transfer, license or other disposal of any Intellectual Property or interest therein, except licenses of the Software Products to customers in the ordinary course of business consistent with past practice;

(h) any termination, cancellation, amendment or waiver of any material Contract or other right material to Premise;

(i) any material failure to maintain the assets and properties of Premise in the ordinary course of business consistent with past practice or any destruction of, damage to, or loss of any material assets (whether tangible or intangible) of Premise, whether or not covered by insurance;

(j) (i) any Debt incurred or assumed or any Debt securities issued, (ii) any guaranty or endorsement or other assumption (whether directly, indirectly, contingently or otherwise) for the obligations of any other Person, (iii) any modification in any manner adverse to Premise of any outstanding Debt or other obligation of Premise or (iv) any mortgage or pledge of any of its assets, tangible or intangible, or creation of any Lien of any kind in respect to such assets except in the ordinary course of business consistent with past practices;

(k) any settlement or compromise of any pending or threatened suit, proceeding, action or claim or commencement of any litigation;

(l) any change in any material election in respect of Taxes, any adoption or change in any material accounting method in respect of Taxes, any material agreement or settlement of any claim or assessment in respect of Taxes, or any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(m) any transaction by Premise that is material to Premise, except in the ordinary course of business and consistent with past practices;

(n) any capital expenditure or commitment by Premise exceeding $50,000 individually or $100,000 in the aggregate;

(o) any payment, discharge or satisfaction of any Liability in excess of $20,000 individually, or $50,000 in the aggregate, other than payment, discharge or satisfaction of Liabilities in the ordinary course of business; or

(p) any agreement to take any action or omit to take any action (A) described in this Section 4.8, or (B) that would constitute a breach of any of the representations and warranties of Premise or the Major Stockholders contained in this Agreement.

4.9 Taxes.

(a) All Tax Returns that were required to be filed by or with respect to Premise have been accurately prepared in all material respects and timely filed. All such Tax Returns are true, correct, and complete in all material respects and do not contain a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign Legal Requirements.

(b) Premise has timely paid all material Taxes that have become due or payable (without regard to whether or not such Taxes are shown on any Tax Return) and has established in the Interim Financial Statements an adequate reserve for all Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) that have accrued but are not yet due or payable as of the date of such statements. All Taxes of Premise accrued following the end of the most recent period covered by the Interim

Financial Statements have been accrued in the ordinary course of business and do not materially exceed comparable amounts incurred in similar periods in prior years, taking into account any changes in Premise’s operating results and changes in Legal Requirements. The provisions for Taxes currently payable on the Interim Financial Statements are at least equal, as of the date thereof, to all unpaid Taxes of Premise as of the date of such statements.

(c) No claim has been made in writing by any taxing authority in any jurisdiction where Premise does not file Tax Returns that Premise is or may be subject to Tax by that jurisdiction and to the Knowledge of Premise no such claim is being contemplated. No extensions or waivers of statutes of limitations with respect to any Tax Returns or Taxes have been given by or requested from Premise. No power of attorney has been granted by Premise with respect to any matter relating to Taxes.

(d) To the Knowledge of Premise (including the knowledge of the employee(s) responsible for Tax matters), no foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending, being conducted or are Threatened with respect to Premise and to the Knowledge of Premise (including the knowledge of the employee(s) responsible for Tax matters) no such action or proceeding is being contemplated. All deficiencies asserted or assessments made against Premise in writing as a result of any examinations, audits or other proceedings by any Taxing authority have been fully paid unless such assessment had been appealed in good faith. To the Knowledge of Premise (including the knowledge of the employee(s) responsible for Tax matters), no issue has been raised in any such examination, audit or other proceeding which by application of the same or similar principles reasonably could be expected to result in a proposed deficiency in Taxes of Premise.

(e) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets or properties of Premise.

(f) Premise is not a party to or bound by any closing agreement, offer in compromise or other Contract with any Taxing authority that could affect Taxes for which Premise or Eclipsys may be liable. Premise is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

(g) Premise is not and has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes. Premise has no liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or foreign income Tax Legal Requirements, as transferee or successor, by Contract or otherwise.

(h) Premise is not a party to any plan or other Contract that has resulted or would result, separately or in the aggregate, in connection with this Agreement, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(i) Premise has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(j) There is no taxable income of Premise that is required under applicable Tax Legal Requirements to be reported by Premise for a taxable period beginning after the date hereof which taxable income was realized (and reflects economic income arising) prior to the date hereof or relates to a transaction that occurred prior to the date hereof. Premise has not taken any action that is not in accordance with past practice or required by applicable Legal Requirements that could defer a liability for Taxes of Premise from any taxable period ending on or before the date hereof to any taxable period ending after such date.

(k) Premise will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including pursuant to Section 481(a) of the Code or any similar Legal Requirement), (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(l) To the Knowledge of Premise (including the knowledge of the employee(s) responsible for Tax matters), Premise has not engaged in a transaction that constitutes a “reportable transaction,” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1).

(m) Premise does not have a permanent establishment in any jurisdiction outside of the United States of America, as defined in any applicable Tax treaty or convention between the United States of America and such foreign jurisdiction.

(n) Premise is not a party to any joint venture, partnership or other arrangement or Contract that could be treated as a partnership for federal income tax purposes.

(o) Premise is not, nor has it ever been, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

(p) Premise has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(q) Premise does not currently hold, and has not at any time held, an interest in any Subsidiary that was organized under the laws of a jurisdiction outside the United States.

4.10 Certain Employee Plans.

(a) Section 4.10(a) of the Disclosure Schedule lists all Company Benefit Plans. Each Company Benefit Plan is in writing. A true, complete and correct copy of each Company Benefit Plan has been provided to Eclipsys, together with, as applicable: (i) the most recent summary plan descriptions and any summaries of material modifications; (ii) the two most recent annual reports on Form 5500 (including schedules) filed with the Internal Revenue Service; (iii) the most recent favorable Internal Revenue Service determination letter; (iv) a copy of each trust or other funding arrangement; and (v) the most recently prepared actuarial report and financial statement. Premise has no express or implied commitment: (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement; (ii) to enter into any Contract to provide compensation or benefits to any individuals; or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification required by ERISA or the Code.

(b) Neither Premise nor any ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained, contributed to or incurred an obligation to contribute or incurred any Liability with respect to any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) or any other employee benefit plan that is subject to Title IV of ERISA, Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code.

(c) Premise does not provide any health, welfare or life insurance benefits to any of its former or retired employees (including for such purposes persons filling a similar function) other than pursuant to Section 4980B of the Code or similar state laws.

(d) (i) Each Company Benefit Plan has been maintained and operated in all material respects in accordance with its terms and all applicable Legal Requirements.

(ii) Premise has in all material respects performed all obligations, whether arising by operation of any Legal Requirements or by Contract, required to be performed by it in connection with the Company Benefit Plans.

(iii) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Premise, Threatened against, or with respect to, any of the Company Benefit Plans, there is no matter pending with respect to any of the Company Benefit Plans before any Governmental Entity and, to the Knowledge of Premise, there is no basis for any such action, suit or claim.

(iv) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service (whether by reliance on a prototype determination letter or opinion or otherwise), and since the date of each most recent determination, no event has occurred, and no condition or circumstance exists, that has adversely affected or is reasonably likely to adversely affect such qualified status.

(v) Except as would not reasonably be expected to have a Material Adverse Effect, neither Premise nor, to the Knowledge of Premise, any other fiduciary or party in interest of any Company Benefit Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively.

(vi) Except as would not reasonably be expected to have a Material Adverse Effect, Premise and, to the Knowledge of Premise, its ERISA Affiliates, have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Company Benefit Plan and applicable Legal Requirements.

(e) The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (either alone or in combination with any other action or event) will not (i) require Premise to make a larger contribution to, or pay greater benefits or provide other rights under, any Contract or Company Benefit Plan than it otherwise would, (ii) create or give rise to any additional vested rights or service credits under any Contract or Company Benefit Plan or (iii) entitle any employee (including for such purposes persons filling a similar function), officer or director of Premise to severance, termination allowance or similar payments. Premise is not a party to any Contract, nor has Premise established any other policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any person performing services for Premise upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, each current and former employee (including for such purposes persons filling a similar function) of Premise has been correctly classified for purposes of each Company Benefit Plan as an eligible or ineligible employee and any retroactive reclassification will not affect any employee’s benefit under any Company Benefit Plan.

(g) Except as would not reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is a nonqualified deferred compensation plan (as defined under Section 409A of the Code) satisfies the applicable requirements of Sections 409A(a)(2), (3) and (4) of the Code, and has, since January 1, 2005, been operated in good faith compliance with Sections 409A(a)(2), (3) and (4) of the Code.

4.11 Labor Matters.

(a) Premise is not a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Premise, Threatened against Premise or relating to its business. There has not been and, to the Knowledge of Premise, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of Premise. There are no pending claims or controversies by or between Premise and any of its current or former employees (including for such purposes persons filling a similar function), no such claims or controversies are, to the Knowledge of Premise, Threatened and no event has occurred or circumstances or conditions exist that would support a claim by any current or former employee against Premise. None of the Major Stockholders or Premise has received notice of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any employees of Premise. Premise is and has always been in compliance in all material respects with all applicable Legal Requirements relating to employees (including for such purposes persons filling a similar function) and the employment of labor, including provisions thereof relating to wages, hours, equal opportunity and collective bargaining.

(b) Section 4.11(b)(i) of the Disclosure Schedule sets forth a complete and accurate list of all employees (including for such purposes persons filling a similar function) employed by Premise, including the salaries or wages or other payment terms and positions and duties of each such employee, the state in which such employee is located and whether such employee is required to be paid overtime pay under any applicable Legal Requirements. Each employee listed on Section 4.11(b)(i) of the Disclosure Schedule is hired “at will,” meaning Premise or such employee can terminate such employment, with or without cause, at any time, without liability. Section 4.11(b)(ii) of the Disclosure Schedule sets forth a complete and accurate list of independent contractors retained by Premise who (i) assisted with the development of Company IP or (ii) were paid in the aggregate more than $50,000 since January 1, 2007, indicating the purposes or projects for which each was retained. All Persons who have performed services for Premise and have been classified as independent contractors, and all Persons who have performed services for Premise and have been classified as exempt employees not entitled to overtime pay under applicable Legal Requirements, have been at all times properly classified as such in accordance with all Legal Requirements. The classification, job description or duties of the employees of Premise and independent contractors of Premise have not been changed. Section 4.11(b)(iii) of the Disclosure Schedule contains a complete and accurate list of each former employee (including for such purposes persons filling a similar function) of Premise receiving benefits or entitled to receive benefits under any life insurance, medical insurance or other coverage or benefits offered by Premise or which Premise is obligated to provide or fund, other than medical insurance provided, at no cost to Premise, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985.

(c) To the Knowledge of Premise, no employee (including for such purposes persons filling a similar function) of Premise is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, between such employee and any other Person that in any way adversely affects or will affect (i) the performance of his or her duties as an employee of Premise or (ii) the ability of Premise to conduct its business. No Key Employee has threatened to terminate his or her employment with Premise as a result of the transaction contemplated hereby or otherwise.

(d) There has not been and there is no pending or, to the Knowledge of Premise, Threatened discrimination, wrongful termination or wage and hour proceedings, claims, charges or complaints against or involving Premise before the National Labor Relations Board, the Occupational Safety & Health Administration (OSHA), the Equal Employment Opportunity Commission (EEOC) or any other Governmental Entity, and no event has occurred or circumstances or conditions exist that would support such a claim.

4.12 Restrictions on Business Activities.

(a) There is no currently effective Order or Legal Requirement, or any Order, or, to the Knowledge of Premise, any Legal Requirement or other action by a Governmental Entity, pending before a Governmental Entity or, to the Knowledge of Premise, being considered by a Governmental Entity, which has or would have the effect of restricting the conduct of the Business.

(b) Neither Premise nor any officer of Premise, nor, to the Knowledge of Premise, any director or other agent, employee, consultant or contractor of Premise, has directly or indirectly: (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, that (A) is illegal or (B) violates any policy of Premise; or (ii) established or maintained any fund or asset that has not been recorded in the books and records of Premise.

4.13 Real Property.

(a) Section 4.13(a) of the Disclosure Schedule provides a true, correct and complete list of all of the Contracts relating to all real property leased to Premise (which property includes Premise’s right title and interest in any leasehold improvements thereon and personal property and fixtures therein, and in each case all of Premise’s rights and interest in any other rights, subleases, licenses, permits, deposits and profits appurtenant or related to such Lease, the “Leased Real Property”). The Leased Real Property constitutes all the fee and leasehold interests in real property (A) held by Premise or (B) used in connection with the Business.

(b) Premise has valid and enforceable Leases relating to the Leased Real Property under which Premise is entitled to occupy and use such Leased Real Property in connection with the operation of the Business, and there is no breach or default on the part of Premise under any such Lease or, to the Knowledge of Premise, any other party to any such Lease.

(c) To the Knowledge of Premise, all of the buildings, fixtures and other improvements respecting the Leased Real Property are in good operating condition and repair, and the operation thereof as presently conducted is not in violation of any applicable building code, zoning ordinance or other Legal Requirements.

4.14 Intellectual Property.

(a) Section 4.14(a) of the Disclosure Schedule sets forth a true, complete and accurate list of both the Company Registered IP that is currently active, and any material unregistered trademarks for which no applications are pending (collectively, the “Company Scheduled IP”), indicating for each item of the listed Company Scheduled IP: (i) the record owner thereof; and (ii) the status of each such listed Company Registered IP, including the date and description of any action that is due or recommended within 90 days of the date hereof. Premise represents and warrants: (i) that no Person other than Premise holds any current, future, contingent or partial interest or license in any of the Company Scheduled IP (other than in the ordinary course of business pursuant to written, nonexclusive licenses granted to end-users or distribution rights granted to resellers or distributors); (ii) all maintenance, annuity and other fees with respect to the Company Registered IP have been fully paid and all filings applicable thereto have been properly made; (iii) that the copyright registration referred to on Section 4.14(a) of the Disclosure Schedule is valid, enforceable (including without limitation against the Stockholders and third parties) and in full force and effect; (iv) that no trademark registration issuing from any of the trademark applications would be unenforceable due to inequitable conduct or violation of the duty of candor owed to, as applicable, the United States Patent and Trademark Office (“USPTO”) or any similar foreign registering authority; (v) that no patent issuing from any of the patent applications would be unenforceable due to inequitable conduct or violation of the duty of candor owed to, as applicable, the USPTO or any similar foreign registering authority; (vi) that, except for those patent applications where information disclosure statement (IDS) submissions are identified as needing to be filed, preferably within the next 90 days, as set forth on Section 4.14(a) of the Disclosure Schedule, neither Premise nor any agent or representative of Premise has failed to disclose any material information or prior art to, as applicable, the USPTO or any similar foreign registering authority; (vii) that, except as set forth on Section 4.14(a) of the Disclosure Schedule, Premise has not claimed small entity status in any registrations, applications or filings made with the USPTO; (viii) that Premise is not, and will not with the passage of time or satisfaction of conditions become, obligated to make any payment to any Person in connection with the exploitation of any of the listed Company Scheduled IP; (ix) that Premise has good and valid title to all of the listed Company Scheduled IP, free and clear of any Liens, except for Permitted Liens; (x) that there is no trademark included in the listed Company Registered IP that is now involved in, or has been involved in, any opposition or cancellation proceeding and, with respect to trademarks included in Company Scheduled IP, Premise has not received any notice of any third party having superior rights to Premise concerning the use of such trademarks; and (xi) that no patent or patent application included in the listed Company Registered IP is now involved in any interference, reissue or reexamination proceeding. Except as set forth on Section 4.14(a) of the Disclosure Schedule, within the past twelve (12) months, no Company Registered IP has lapsed or become abandoned for any reason.

(b) Section 4.14(b) of the Disclosure Schedule (i) sets forth a true, complete and accurate list of all Company Licensed IP (including without limitation Software, Software Documentation and trade secrets) that is (A) incorporated into the products of Premise or provided to customers by Premise in connection with products or services of Premise, indicating which of the Software Products such Company Licensed IP is incorporated into, (B) “resold” or sublicensed to customers by Premise, (C) used by Premise in the development of Software Products or used as a development tool (excluding commercially available, noncustomized software and PC applications at an aggregate cost of less than $15,000 for current use by Premise, such as Word or Windows, that are not incorporated into Premise’s products (“Off-the-Shelf Software”)) or (D) material to the Business and is not covered under clauses (A), (B) or (C); (ii) identifies the license or other Contract pursuant to which such Company Licensed IP is being licensed to or used by Premise (each, a “License-In Agreement”); (iii) identifies, to the extent applicable, any material limitation on the use or distribution of Company Licensed IP; (iv) sets forth, to the extent applicable, the number or quantity of copies of the Company Licensed IP that Premise is permitted to use or distribute and the number or quantity that Premise is using or distributing; and (v) sets forth a complete and accurate list of the amount of any remaining unused prepaid royalty and identifies those License-In Agreements under which such royalty or license fee (excluding fees for maintenance and support) was paid or will become payable by Premise by reason of the passage of time, use or exploitation of the Intellectual Property licensed thereunder. True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of all License-In Agreements entered into by Premise on or prior to the date hereof have been provided to Eclipsys and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any License-In Agreements entered into by Premise after the date hereof and prior to or on the Closing Date will be provided to Eclipsys promptly after being so entered into. There are no terms of any License-In Agreements not set forth in the copies thereof provided to Eclipsys. The terms and conditions of all of the License-In Agreements were negotiated at arm’s length. Without limiting the foregoing, Premise has acquired rights to all Company Licensed IP (including without limitation Off-the-Shelf Software) in sufficient quantities and of sufficient scope to cover all of Premise’s past and current use(s) and copies of the Company Licensed IP and those reasonably anticipated to be needed (x) for internal use during the year after the Closing Date in accordance with current business plans and (y) for the duration of the terms (including during any periods subject to a renewal right) of any Contract with or binding on Premise or its properties pursuant to which Company Licensed IP is used by third parties. Furthermore, the rights licensed under each License-In Agreement shall be exercisable by Premise on and after the Closing Date to the same extent and at the same cost as Premise had prior to the Closing Date, and no Person granting rights under any License-In Agreement has threatened or given notice in writing or in such other form as permitted by such License-In Agreement to the Major Stockholders or Premise or that it intends to terminate such License-In Agreement prior to the expiration of the existing term thereof or to deny any request for an extension of such term and Premise has not breached and is not in breach of any material term of any License-In Agreement.

(c) Section 4.14(c) of the Disclosure Schedule sets forth a true, complete and accurate list of the material Software and Software Documentation of Premise, with respect to which Premise represents and warrants: (i) that no Person other than Premise (including without limitation any Stockholder) holds any current, future, contingent or partial interest or license in any of the listed Software or Software Documentation (excluding rights granted under (x) and (y) hereof); (ii) Premise has good and valid title to all Software and Software Documentation, free and clear of any Liens, except for Permitted Liens; (iii) that Premise is not, and will not with the passage of time or satisfaction of conditions become, obligated to make any payment to any Person in connection with the manufacture, use, sale, importation, distribution, display, modification or other exploitation of the listed Software or Software Documentation; and (iv) that Premise is free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit the Software and Software Documentation on an exclusive basis subject only to nonexclusive: (x) use pursuant to end-user licenses granted to customers; (y) distribution rights granted to the resellers or distributors pursuant to written agreements and listed in Section 4.14(c) of the Disclosure Schedule; and (z) nondisclosure or confidentiality agreements pursuant to which any Person has been granted access to the listed Software but in which such agreement does not grant the right to exploit such listed Software; in each case of (x) through (z) in the ordinary course of business consistent with past practice and disclosed to Eclipsys prior to the date hereof, including without limitation the provision of true and accurate copies of such applicable form(s) and agreement(s).

(d) All Company Owned IP was created solely by employees or contractors of Premise and without any participation or funding by any Governmental Entity or other Person. Premise has where necessary required each Person who has contributed to, or participated in the creation or development of, any of the Software Products or other Company Owned IP to execute and deliver to Premise an agreement assigning all rights in the Software Products and other Company Owned IP to Premise, in form(s) delivered to Eclipsys.

(e) Premise has taken reasonable measures and precautions to protect, preserve and maintain the confidentiality and secrecy of all Premise trade secrets and other confidential information material to the Business, including at a minimum: (i) maintaining the security of its facilities and systems so that confidential information and trade secrets are not available to Persons who are not authorized to have access; (ii) policing the use of such information; and (iii) taking appropriate action to address any misuse or compromise of the confidentiality of such information. None of the Major Stockholders or Premise has disclosed or delivered or has permitted to be disclosed or delivered to any Person, and no Person has access to (other than employees or agents of Premise) or has any rights with respect to, Premise trade secrets and other confidential or proprietary information material to the Business, the source code or any portion of the source code related to the Software Products or otherwise material to the Business or any proprietary information or algorithm contained in any source code related to the Software Products or of any other Software that comprises Company Owned IP, other than instances where (A) such trade secrets, confidential information and source code have been disclosed subject to and in accordance with the terms of a written agreement with any Person pursuant to which such Person is required to maintain, and has not breached, the confidentiality thereof, or where (B) such trade secrets, confidential information or source code have been disclosed in any of the Company Registered IP. Without limiting the generality of the foregoing, and with respect to instances of disclosure under 4.14(e)(A), true and correct copies of such form(s) of such agreements have been provided to Eclipsys; all such agreements are valid, enforceable and in full force and effect. Section 4.14(e) of the Disclosure Schedule sets forth all Software escrow Contracts relating to the Software Products or any other Software that comprises Company Owned IP, the parties to such escrow Contracts and the code escrowed pursuant to such escrow Contracts. No code has ever been released pursuant to any such escrow Contract. True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of all such escrow Contracts have been provided to Eclipsys.

(f) Premise represents and warrants that:

(i) The making, using, selling, offering for sale, exporting or importing of the Software Products and services offered by Premise (including current Software Products as well as the planned products and services of Premise set forth on Section 4.14(f)(i) of the Disclosure Schedule as currently designed and intended to be implemented, marketed and used) has not (whether directly, indirectly or contributorily) infringed, misappropriated, diluted or otherwise used without authorization, is not (whether directly, indirectly or contributorily) infringing, misappropriating, diluting or otherwise using without authorization, and will not (whether directly, indirectly or contributorily) infringe, misappropriate, dilute or otherwise use without authorization any intellectual property rights (other than foreign patents) of any other Person or, to the Knowledge of Premise, any foreign patent.

(ii) Premise has not received (A) any notice or claim (oral or written) in the past six (6) years, and no Person has threatened during such period to provide a notice or claim alleging or asserting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring, or has or may have occurred, or (B) any written notice or claim alleging or asserting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring, has or may have occurred or will occur under any circumstances.

(iii) No confidential information, invention or other Intellectual Property owned by any current or former employee or consultant of Premise, or by any third-party employer or customer any current or former employee or consultant of Premise, is incorporated into, used or relied upon in the products or services of Premise.

(iv) There is no pending or threatened claim or demand that challenges the ownership, legality, validity, enforceability, use, exploitation or modification by Premise of Company Owned IP or any of the products or services of Premise or, to the Knowledge of Premise, the Intellectual Property used by Premise in its operations or Software Products (including the Company Licensed IP) not included in Company Intellectual Property, and, to the Knowledge of Premise, no facts or circumstances exist that could reasonably be expected to result in such a claim or demand. No Company Owned IP or any of the products or services of Premise or, to the Knowledge of Premise, the Intellectual Property used by Premise in its operations or Software Products (including the Company Licensed IP) not included in Company Intellectual Property is subject to any outstanding Order restricting the use thereof by Premise or, in the case of any Intellectual Property licensed by Premise to others, restricting the sale, transfer, assignment or licensing thereof by Premise to any Person.

(v) Premise has the right to grant the licenses it grants in the course of its business.

(vi) The Company IP held by Premise: (A) constitutes all of the Intellectual Property used in or necessary for the conduct of the Business; and (B) constitutes all of the Intellectual Property necessary to operate the Business after the Closing in substantially the same manner as the Business has heretofore been operated by Premise (including for such purposes, current Software Products as well as the planned products and services of Premise set forth on Section 4.14(f)(i) of the Disclosure Schedule as currently designed and intended to be implemented, marketed and used), except in each case, for the development work of Premise that has not been completed for the planned products and services of Premise set forth on Section 4.14(f)(i) of the Disclosure Schedule.

(g) To the Knowledge of Premise, no Person is infringing or misappropriating any Company Owned IP in any respect or making any unlawful use of any products of Premise in any respect. None of the Major Stockholders or Premise (including its representatives) has given notice to any Person in the last three years of any such infringement, misappropriation or unlawful use or alleged infringement, misappropriation or unlawful use. Premise has not initiated, nor is it maintaining before a court or in an arbitration proceeding, claims or causes of action against any other Person for infringement or misappropriation by such Person of Company Owned IP (including claims for past infringement or misappropriation of Intellectual Property). Premise has not, during the last twelve months, threatened in a writing sent by the legal counsel of Premise to initiate such proceeding.

(h) No Software Product, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other Software routines or hardware components designed to permit unauthorized access or to disable or erase Software, hardware or data without the consent of the user.

(i) The existing and currently manufactured and marketed products of Premise, including the Software Products, in all material respects, have the features and perform the functions described in (i) any agreed specifications, responses by Premise to requests for proposals or end user documentation provided to customers (including potential customers who later become customers) of Premise and (ii) any Contracts or representations made by Premise or its representatives (either orally or in writing) that such customers could reasonably rely on in deciding to purchase the products (notwithstanding any subsequent disclaimer of any representations or warranties) or would reasonably be expected to rely upon when licensing or otherwise acquiring such products, in each case, subject to subsequent changes requested by the customer and to standard nonmaterial error and maintenance items addressed by Premise in the ordinary course of business. Excluding error and maintenance items resolved by Premise in the ordinary course of business, Premise has not received any notice or complaints alleging that such products do not perform as described. There are no material errors or omissions in the design, creation, implementation or maintenance of any of the Software Products. Premise has performed all obligations (legal and contractual) required to be performed by it under the Contracts with customers and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and, with respect to material obligations required to be performed under such Contracts that are not yet due, there is no reason to expect that such obligations will not be fulfilled when they become due.

(j) No current Software Product and none of the planned products and services of Premise set forth on Section 4.14(f)(i) of the Disclosure Schedule as currently designed and intended to be implemented, marketed and used is, in whole or in part, subject to the provisions of any open source, quasi-open source or other source code license agreement that (i) requires the distribution of source code in connection with the distribution of the licensed Software in object code form; (ii) prohibits or limits Premise or any Affiliate from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed Software (whether in source code or object code form); or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the Software by its terms and not by operation of law, including without limitation, any version of any of the following: (A) GNU’s General Public License (“GPL”) or Lesser/Library GPL, (B) The Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Berkeley software design (“BSD”) license including Free BSD or BSD-style license, (F) the Sun Community Source License, (G) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces), and (H) the Apache Server license.

(k) Premise has taken all reasonable actions customary in the United States software industry to document any Software and its operation that is part of the Company Owned IP, such that the Software, including the source code, and Software Documentation:

(i) have been written in a clear and professional manner so that they may be understood, modified, maintained, enhanced and debugged in an efficient manner by programmers of ordinary skill in the art and comply with all applicable contractual requirements;

(ii) fully describe the programming of the Software, including specifications, functional and flow diagrams, tracked changes to each version of the Software; and

(iii) allow debugging of the software and addition and changes of personnel who maintain and enhance the Software without undue experimentation and exploration.

(l) Premise has not exported or transmitted Software, trade secrets or any other technical information, including any technical data, or the direct product of such data, to or in any country to which such export or transmission or creation is restricted by any applicable Legal Requirement, without first having obtained all necessary and appropriate United States or other Government Entity Permit(s).

(m) Section 4.14(m) of the Disclosure Schedule identifies all Software Products and any other Software that comprises Company Owned IP that incorporate encryption subroutines, listing for each applicable Software Product or other Software the modules upon which such subroutines operate and the type of encryption employed with respect to each such module.

(n) (i) Each Contract relating to Company IP (each, a “Company IP Contract”) is valid, binding and in full force and effect and is enforceable by Premise in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether in equity or at law;

(ii) Premise has performed all material obligations required to be performed by it under the Company IP Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder;

(iii) To the Knowledge of Premise, no other party to any of the Company IP Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder; and

(iv) True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of the Company IP Contracts entered into on or prior to the date hereof have been provided to Eclipsys, and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Company IP Contracts entered into after the date hereof will be provided to Eclipsys promptly after being so entered into.

(o) Neither the execution and delivery by Premise or the Major Stockholders of this Agreement and the other Transaction Documents, nor the consummation of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will violate, or conflict with, or result in a breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under or additional grant, or vesting of any grant, of rights by Premise under, or result in the impairment or diminution of rights granted to Premise by, or result in the creation of any Lien upon any of the material properties of Premise under, or result in being declared void, voidable or without further binding effect, any of the provisions of any Company IP Contract. Premise has not (i) transferred ownership of, or granted any exclusive license of, or exclusive right to use, or authorized the retention of any exclusive rights to use, or joint ownership of, any material Intellectual Property that is or was Company Owned IP to any other Person or (ii) permitted the Company’s rights in such material Company Owned IP to lapse or enter into the public domain.

(p) With respect to third-party Software provided by Premise to customers:

(i) the rights provided by Premise to the customer are within the scope of what Premise is permitted to provide pursuant to Premise’s Contract with the third-party provider thereof;

(ii) Premise has obtained from the customer all end-user agreements and other commitments required by the third-party provider thereof; and

(iii) any obligations undertaken by Premise in respect of the third-party Software (for example, but without limitation, representations regarding features or functionality, maintenance commitments and indemnities) are consistent with, and do not exceed, the corresponding obligations of the third-party provider thereof to Premise.

(q) The Software Products will, in their intended and ordinary use, not cause the violation of any applicable Legal Requirements restricting the collection, use, retention or distribution of personally identifiable information, including without limitation the Health Insurance Portability and Accountability Act of 1996 and the regulations issued by the United States Department of Health and Human Services thereunder (collectively, “Privacy Regulations”). Premise has not violated and is not violating any Privacy Regulations, and the continuation of the Business substantially consistent with past practices, including the continued use of all Company Owned IP, after the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, will not violate any Privacy Regulations.

4.15 Other Assets.

(a) Premise owns beneficially and of record, and has good and valid title to, all assets reflected on the balance sheet of Premise as of December 31, 2007, contained in the Year-End Financial Statements or thereafter acquired (except those sold or otherwise disposed of since December 31, 2007 in the ordinary course of business consistent with past practice and not in violation of this Agreement), in each case subject only to Permitted Liens.

(b) All the material tangible personal property used or owned by Premise has been maintained in accordance with generally accepted industry practice and is in good operating condition and repair, ordinary wear and tear excepted.

(c) All of the books and records of Premise (including without limitation, the financial records and minute books of Premise) are true, complete and accurate in all material respects and have been maintained in accordance with generally accepted business practices. Premise has made true, complete and accurate copies of such books and records available to Eclipsys, and at the Closing, all of such books and records will be in the possession of Premise.

4.16 Environmental Matters. Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) Premise is now and always has been in compliance with all Environmental Laws; (b) Premise has all Permits necessary under Environmental Laws for the conduct and operation of the business as now being conducted by Premise and, to the Knowledge of Premise, all such Permits are in good standing; (c) there is not now, and to the Knowledge of Premise there has not been, any Hazardous Material used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about or emanating from or to any property owned, leased or operated by Premise except in compliance with all applicable Environmental Laws; (d) neither Premise nor, to the Knowledge of Premise, any of the Major Stockholders (with respect to Premise or the Business) has received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Material or alleged violation of, or noncompliance with, any Environmental Law, nor to the Knowledge of Premise is there any basis for such a notice or claim; (e) there is no site to which Premise has transported or arranged for the transport of Hazardous Material, which, to the Knowledge of Premise, is or may become the subject of any environmental action; and (f) to the Knowledge of Premise, no event has occurred, and no circumstance or condition exists that, with or without notice or lapse of time, or both, might form the basis of any Liability of Premise pursuant to Environmental Laws.

4.17 Insurance.

(a) Section 4.17(a) of the Disclosure Schedule contains a true and complete list of all liability, property, workers’ compensation, directors’ and officers’ liability, life and other insurance policies in effect at any time since January 1, 2005 that insure or did insure the business, operations, directors or employees (including for such purposes persons filling a similar function) of Premise or affect or relate to the ownership, use or operation of any of the property or assets (both past and present) of Premise, whether issued to Premise or to any other Person for the benefit of Premise (collectively, the “Insurance Policies”). For each Insurance Policy, Section 4.17(a) of the Disclosure Schedule lists (i) the names and addresses of the insurers, (ii) the names of the Persons to whom such policies have been issued (including additional insureds), (iii) the expiration dates thereof, (iv) whether the policies are currently in effect, (v) the annual premiums and payment terms thereof, (vi) whether it is a “claims made” or an “occurrence” policy, (vii) any self insured retention or deductible, (viii) the aggregate limit of the policy and the currently available limit and (ix) a brief description of the interests insured thereby. Premise has provided Eclipsys with true, accurate and complete copies of each Insurance Policy.

(b) With respect to Insurance Policies currently in effect: (i) the insurance coverage provided by the Insurance Policies will not terminate or lapse by reason of consummation of the transactions contemplated by this Agreement and the other Transaction Documents; (ii) to the Knowledge of Premise, the Insurance Policies are sufficient for compliance with all applicable Legal Requirements and Contracts to which Premise is a party or by which its property or assets are bound; (iii) the Insurance Policies do not provide for any retrospective premium adjustment or other experienced-based liability on the part of Premise; and (iv) no side agreements or other Contracts exist that alter the terms of the Insurance Policies. Each current Insurance Policy is valid and binding and in full force and effect, no premiums due thereunder have not been paid and neither Premise nor, to the Knowledge of Premise, any Major Stockholder or Person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder.

(c) Section 4.17(c) of the Disclosure Schedule contains a listing of all material open claims made or otherwise asserted by Premise or its officers, directors or employees (including for such purposes persons filling a similar function) against any Insurance Policy. Neither Premise nor, to the Knowledge of Premise, any Major Stockholder or Person to whom any Insurance Policy has been issued, has received written notice that any insurer under such Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or, to the Knowledge of Premise, indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion. To the Knowledge of Premise, the activities and operations of Premise have been conducted in a manner so as to conform in all material respects to all applicable provisions of the Insurance Policies. Neither Premise nor, to the Knowledge of Premise, any Major Stockholder or other Person to whom any Insurance Policy has been issued, has failed to disclose any fact to the insurance companies or failed to take any other action, the consequences of which nondisclosure or failure to take action would render any Insurance Policy void, or voidable, or suspend, impair or defeat in whole or in part the insurance coverage issued thereunder. Neither Premise nor, to the Knowledge of Premise, any Major Stockholder or other Person to whom any Insurance Policy has been issued (with respect to Premise or the Business), has received (A) any refusal of coverage from any insurer from which Premise or such other Person sought coverage, (B) any notice that a defense will be afforded with reservation of rights, (C) any notice of cancellation or termination or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder or (D) any notice that Premise or such other Person is in default under any Insurance Policy; and to the Knowledge of Premise, no event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, might form the basis of any such notice or refusal.

4.18 Warranties.

(a) Premise has delivered to Eclipsys complete and accurate copies of all written warranties that are in effect with respect to Premise’s products and services, including the Software Products. There have not been any material deviations from such warranties and none of the employees or agents of Premise (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) to the Knowledge of Premise, has made any oral warranty with respect to such products or services of Premise. Section 4.18(a) of the Disclosure Schedule sets forth a list of all Warranty Claims currently made in writing against Premise or otherwise, to the Knowledge of Premise, Threatened, and Premise’s reasonable judgment of the estimate of the aggregate Liability of Premise in respect of such Warranty Claims. Such estimate was prepared in good faith, based on the Knowledge of Premise, although Premise and the Major Stockholders do not provide any assurance that such aggregate Liability will not be exceeded. The foregoing sentence does not limit the Stockholders’ liability under Article VII.

(b) Without limiting the foregoing, Section 4.18(b) of the Disclosure Schedule includes all material documentation and other written materials pertaining to the Software Products that has been developed by or for Premise and distributed to any customers of Premise (the “Customer Documentation”). The Software Products conform to the Customer Documentation in all material respects and Premise has not made any material representations or commitments regarding features or functionality of the Software Products other than as set forth in the Customer Documentation.

(c) Since January 1, 2006, no former customer has, and no current customer has at any time, (i) made any claim or assertion that the Software Products do not conform in any material respect to commitments made by Premise, (ii) cancelled any Contract with Premise or (iii) refused to accept, or demanded a full or partial refund or abatement of purchase price for, Software Products delivered by Premise pursuant to any Contract.

(d) Premise has not, with respect to former customers since January 1, 2006, and with respect to current customers at any time, (i) given any rebates or refunds on license, installation or support fees that any customers have contracted to pay, (ii) made any commitments to provide future services or Software without payment by the recipient thereof of Premise’s ordinary fees, other than discounts provided for in sales contracts with customers as a sales term at the time of original sale of products, in the ordinary course of business consistent with past practice, and not as a service credit or other concession, (iii) made any commitment to deliver any specific results or outcomes to any customer, (iv) had a material cost overrun (i.e., costs in excess of estimates) for any consulting services or (v) committed to deliver to any customer any Software, or features or functionality thereof, that did not exist on the date the commitment was made.

4.19 Customers; Suppliers.

(a) Section 4.19(a) of the Disclosure Schedule sets forth a complete and accurate list of all Contracts with customers of Premise for the license of Software and the provision of related services executed from January 1, 2007 to the date hereof, showing for each such Contract: (i) whether it is a subscription license or perpetual license; (ii) the contractual amounts due for the Software license fees; (iii) the aggregate implementation, training, professional and consulting services fees; (iv) the aggregate annual maintenance fees; (v) if a subscription Contract, the subscription fee; (vi) the total revenue expected from the Contract; and (vii) the date the Contract was executed.

(b) Other than nonmaterial occurrences in the ordinary course of business that have been remedied, since January 1, 2006, Premise has not received from: (i) any current or former customer any written notice or assertion of material breach, misrepresentation, breach of warranty (including Warranty Claims), Software defects, design errors or malfunctions or other failures of Premise to deliver upon any promises or legal or contractual obligations, and, to the Knowledge of Premise, no such assertion of breach, misrepresentation, breach of warranty (including Warranty Claims), Software defects, design errors or malfunctions, or other failures have been otherwise Threatened, nor to the Knowledge of Premise, has any event occurred, or does any circumstance or condition exist that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice or assertion; or (ii) any current customer any written notice that such customer has ceased or intends to cease or terminate its use of the products or services of Premise, or materially reduced or intends to materially reduce such use, whether or not as a result of the transactions contemplated hereby, or has sought to reduce the price that it pays for such products and services, and, to the Knowledge of Premise, no customer has otherwise Threatened such a cessation, termination, or material reduction in use or price or intends to provide such notice.

(c) Section 4.19(c) of the Disclosure Schedule sets forth a complete and accurate list of all present and past suppliers of Premise from which Premise ordered supplies or other products or services with an aggregate purchase price of more than $10,000 during the years ended December 31, 2007 and 2006, or during the 11 months ended November 30, 2008, showing for each the type of product or service purchased, and the amount of such purchases, during such periods.

(d) Neither Premise, nor, to the Knowledge of Premise, any of the Major Stockholders, has received from: (i) any current supplier or, since January 1, 2006, any former supplier, any notice or assertion of material breach, misrepresentation, breach of warranty or other failures of Premise to deliver upon any promises or legal or contractual obligations, nor to the Knowledge of Premise, has any event occurred, or does any circumstance or condition exist that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice or assertion; or (ii) any current supplier any notice that such supplier has ceased or intends to cease or terminate supplying the products or services to Premise, or materially reduced or intends to materially reduce such supply, whether or not as a result of the transactions contemplated hereby, or has sought to increase the price that Premise pays for such products and services, other than general and customary price increases in the ordinary course of business, consistent with past practice, and, to the Knowledge of Premise, no supplier intends to provide such notice.

4.20 Accounts Receivable. Section 4.20 of the Disclosure Schedule sets forth the Accounts Receivable of Premise as of the date of the Interim Financial Statements, with the aging of each such Account Receivable. Such Accounts Receivable represent valid obligations of the obligor thereunder and arose in the ordinary course of business of Premise. The Accounts Receivable of Premise arising after the date of the Interim Financial Statements represent valid obligations of the obligor thereunder and arose in arm’s length transactions in the ordinary course of business. All of such Accounts Receivable, that have not been paid, are collectible in the ordinary course of business, net of the reserves shown on Premise’s balance sheet, provided that Premise makes no representation with respect to the Grady Receivable. No obligor under any Accounts Receivable has disputed or refused to pay all or any portion thereof.

4.21 Accounts Payable. Section 4.21 of the Disclosure Schedule sets forth all Accounts Payable as of a date no more than five Business Days prior to the date hereof, with the date incurred, creditor and amount of each Accounts Payable. Such Accounts Payable arose, and as of the Closing, the Accounts Payable reflected in the Estimated Closing Date Net Working Capital calculation (the list of which, in the same format as Section 4.21 of the Disclosure Schedule, will be provided to Eclipsys on or before the Closing) and the Final Closing Date Net Working Capital calculation, will have arisen in arm’s length transactions in the ordinary course of business of Premise. No Accounts Payable are delinquent, and there are no bills representing amounts alleged to be owed by Premise, or other alleged obligations of Premise, which Premise has disputed or determined to dispute or refuse to pay all or any portion thereof.

4.22 Bank Accounts. Section 4.22 of the Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which Premise maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

4.23 No Brokers. Except for Montgomery & Co., no broker, finder or similar agent has been employed by or acted on behalf of, directly or indirectly, Premise or any of its Affiliates or agents, in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. Neither Premise nor any of its Affiliates has entered into any arrangement or other Contract with any Person, or taken any other actions, which could obligate any Stockholder, Eclipsys, Premise or any of their respective Affiliates to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, except for the letter agreement, dated June 3, 2008, with Montgomery & Co.

4.24 Disclosure.

(a) None of the information included in any information statement relating to a meeting of the Stockholders to be held in connection with the Merger, or action by written consent in lieu thereof will, at the date delivered to the Stockholders and at the date of such meeting or consent, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) No representation or warranty of Premise contained in this Agreement, the Transaction Documents to which it is a party or the certificates delivered pursuant to this Agreement or such Transaction Documents, and no statement contained in the Disclosure Schedule or such certificates, contains, or will contain upon delivery as set forth herein, any untrue statement of a material fact, or omits, or will omit upon delivery, to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which it was or will be made, not misleading.

(c) To the Knowledge of Premise, there is no fact or circumstance existing or event that has occurred that has specific application to Premise that has had or is reasonably likely to have a Material Adverse Effect that has not been set forth in this Agreement, including the Disclosure Schedule.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ECLIPSYS AND MERGER SUB

Eclipsys and Merger Sub, jointly and severally, represent and warrant to Premise, as of the date of this Agreement and as of the Closing Date, as follows:

5.1 Existence; Good Standing; Corporate Authority. Each of Eclipsys and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Eclipsys and Merger Sub is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each other state of the United States in which such qualification is required, except where the failure to be so qualified or in good standing would not have a material adverse effect on Eclipsys and its subsidiaries, taken as a whole.

5.2 Authorization, Validity, and Effect of Agreements. Each of Eclipsys and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed by it and the consummation by Merger Sub of the Merger, and by Eclipsys and Merger Sub of the other transactions contemplated herein and therein, has been duly authorized by all requisite corporate action on the part of each of Eclipsys and Merger Sub. This Agreement constitutes, and the other Transaction Documents to be executed by Eclipsys and Merger Sub (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of Eclipsys and Merger Sub, respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws relating to creditors’ rights and general principles of equity, whether in equity or at law.

5.3 No Violation. Neither the execution and delivery by each of Eclipsys and Merger Sub of this Agreement or the Transaction Documents, nor the consummation by either of Eclipsys or Merger Sub of the transactions contemplated herein and therein in accordance with the terms hereof and thereof, will:

(i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Eclipsys or Merger Sub, as applicable;

(ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the material properties of Eclipsys or Merger Sub under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any material Contract to which Eclipsys or its Subsidiaries is a party, or by which any of their respective assets or properties are bound; or

(iii) require any Consent to be made by or with respect to Eclipsys or Merger Sub (other than approvals by their respective boards of directors, and the stockholder of Merger Sub, each of which have been obtained).

5.4 Legal Proceedings; Orders. There is no pending proceeding by or against Eclipsys or Merger Sub, or their respective officers and directors (as such), that challenges or, to the knowledge of Eclipsys and Merger Sub, that may have the effect of preventing, delaying, making illegal or otherwise materially interfering with the Merger and any other transactions contemplated in this Agreement. To Eclipsys’ and Merger Sub’s knowledge, no such proceeding has been Threatened.

5.5 No Brokers. Neither Eclipsys nor any of its Subsidiaries has entered into any Contract with any Person, or taken any other action, which may result in the obligation of any other party to this Agreement to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except for the engagement letter with Piper Jaffray & Co., for which all obligations thereunder Eclipsys shall be solely liable.

5.6 Funds. Eclipsys will have at the Closing Date the funds necessary to pay the Closing Payment and the Deferred Payment Amount in accordance with this Agreement.

ARTICLE VI

COVENANTS

6.1 Conduct of Business. Except as expressly consented to in writing by Eclipsys, from the date hereof to the earlier of the termination of this Agreement or the Closing Date, Premise shall:

(a) to conduct its business according to the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) to preserve intact its business organization and goodwill, and use its commercially reasonable efforts to (i) keep available the services of its officers and employees (including for such purposes persons filling a similar function), and (ii) maintain satisfactory relationships with its customers, suppliers and other Persons having business relationships with it in substantially the same manner as heretofore maintained;

(c) to confer on a regular basis with one or more representatives of Eclipsys, including to report material operational matters and any proposals of Premise to engage in material transactions, and to provide such other information as Eclipsys may reasonably request;

(d) not to amend the organizational documents of Premise;

(e) to notify Eclipsys within one Business Day of (i) any material change in the condition (financial or otherwise) of the business, properties, assets, Liabilities or prospects of Premise, (ii) any material litigation or material complaints, investigations or hearings of any Governmental Entity or other Person (or communications indicating that the same may be contemplated) against Premise or involving the business, operations or properties of Premise, or (iii) the breach in any material respect of any representation or warranty or covenant contained herein;

(f) to deliver to Eclipsys within one Business Day any material report, statement, schedule or correspondence (i) filed or submitted by Premise, or (ii) received by or, to the Knowledge of Premise, on behalf of Premise from, any Governmental Entity;

(g) not to (i) issue any Capital Stock (other than the issuance of Company Common Stock or Series B Preferred Stock (1) upon exercise of the Company Options and Company Warrants pursuant to the terms thereof and (2) upon conversion of the Series B Preferred Stock pursuant to the Premise Certificate of Incorporation), effect any stock split or combination, reclassify the Shares or otherwise change its capitalization from that which existed on the date of the Interim Financial Statements, (ii) grant, confer or award any option, warrant, conversion right or other right to acquire any of its Capital Stock, (iii) increase any compensation or benefits or enter into or amend any employment, severance, termination or similar Contract with any of its present or future employees (including for such purposes persons filling a similar function), officers or directors, except for normal increases in compensation and benefits to employees consistent with past practice, (iv) adopt any new employee benefit plan (including any stock option, restricted stock or stock purchase plan) or amend any existing employee benefit plan in any respect materially adverse to Premise, except for changes which may be required by applicable Legal Requirements, or (v) increase the amount, or expand the scope, of any indemnification currently provided for employees (including for such purposes persons filling a similar function), officers or directors;

(h) not to (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its Shares, or (ii) directly or indirectly redeem, purchase or otherwise acquire any of its Capital Stock;

(i) not to sell, lease, license or otherwise dispose of any assets, or enter into any commitment to do so (other than licenses of its products in the ordinary course of business consistent with past practice);

(j) except in the ordinary course of business consistent with past practice, to use commercially reasonable efforts to maintain the assets and properties of Premise in substantially the same condition existing as of the date of this Agreement;

(k) not to (i) incur or assume any Debt or issue any Debt securities, (ii) assume, guaranty, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other Person, (iii) modify in any manner adverse to Premise any outstanding Debt or other obligation of Premise, (iv) pledge or otherwise encumber any Shares, or (v) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to create any Lien of any kind in respect to such assets except in the ordinary course of business consistent with past practices;

(l) not to change any of its accounting principles or practices, except as required by GAAP;

(m) not to:

(i) acquire (by merger, consolidation or acquisition of stock or assets) any Person or division thereof or any Capital Stock of any Person,

(ii) except (i) in the ordinary course of business consistent with past practices and (ii) as contemplated by Section 6.13(b), enter into any Contract which would be required to be listed on Section 4.4(a) of the Disclosure Schedule if entered into prior to the date hereof, terminate any Material Contract or amend any Material Contract in any respect materially adverse to Premise; or

(iii) authorize any new capital expenditure or expenditures (except in the ordinary course of business consistent with past practice or pursuant to Contracts listed in Section 4.4(a) of the Disclosure Schedule), which, individually or in the aggregate, is in excess of $50,000;

(n) not to pay, discharge or satisfy any Liabilities, other than the payment, discharge or satisfaction in the ordinary course of business of Liabilities reflected, reserved against or disclosed in the Interim Financial Statements, incurred in the ordinary course of business thereafter consistent with past practice or contemplated by Section 6.13;

(o) not to settle or compromise any pending or threatened suit, proceeding, action or claim or commence any litigation that is not fully covered by insurance maintained by Premise on the date hereof;

(p) except as required by applicable Legal Requirements, not to make any material Tax election (other than in a manner consistent with prior practice), or take any material position on any material Tax Return filed on or after the date of this Agreement, change any method of accounting for Tax purposes, amend any material Tax Return, settle or compromise any Tax liability or liabilities for an amount in excess of $10,000, in the aggregate, agree to an extension of a statute of limitations, or fail to file in a timely manner any Tax Returns (except as to filings for which a proper extension has been obtained) that become due or fail to pay any material Taxes that become due;

(q) not to loan or advance any amount to, or enter into any Contract or other transaction with, or otherwise make any payments to any Stockholder, or any of their respective Affiliates or, with the exception of payments of salary or expense advancement in the ordinary course of business, consistent with past practice, in their capacity as employees of Premise, any officer or director thereof;

(r) except in the ordinary course of business, not to delay or postpone the payment of any Accounts Payable or other expenses, or accelerate collection of any Accounts Receivable;

(s) not to take any action that would knowingly result in a breach of any representation, warranty or covenant of Premise or the Major Stockholders contained in this Agreement;

(t) take such action as is necessary under the terms of all Company Benefit Plans and any other documents governing the Company Options to permit all Company Options to be treated in the Merger in accordance with Section 2.7(d) or (f), as applicable;

(u) take such action, if any, as is necessary under the documents governing the Company Warrants to permit all Company Warrants to be treated in the Merger in accordance with Section 2.7(e); and

(v) except as contemplated by Section 6.6, not to take any action or fail to take any reasonable action, or agree in writing or otherwise to take or not take any such actions, (i) having the same or similar effect, or being of the same or similar nature, as any of the actions described in Sections 6.1(a) through (u), or (ii) that would or would be reasonably expected to (A) prevent or materially delay Premise or the Major Stockholders from performing its covenants hereunder, or (B) cause or result in any closing condition not being satisfied.

The parties acknowledge and agree that (i) nothing contained in this Agreement shall give Eclipsys, directly or indirectly, the right to control or direct Premise’s operations prior to the Effective Time, and (ii) prior to the Effective Time, Premise shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

6.2 Further Action.

(a) Except as contemplated by Section 6.6, upon the terms and subject to the conditions of this Agreement, Premise, Eclipsys and Merger Sub shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated in this Agreement, to obtain and file in a timely manner all Consents required to consummate the transactions contemplated hereby, and otherwise to satisfy or cause to be satisfied in all material respects all conditions precedent to their obligations under this Agreement, provided, however, that none of Eclipsys, Merger Sub nor Premise shall be required to agree to any divestiture, transfer or license by Eclipsys, Merger Sub or Premise or any of their respective Subsidiaries or Affiliates, of any shares of Capital Stock or of any business, assets or property.

(b) (i) From the date of this Agreement until the termination of this Agreement or the Closing Date, Premise and the Major Stockholders, on the one hand, and Eclipsys and Merger Sub, on the other hand, shall promptly notify the other of any fact, change, circumstance, condition or occurrence that is reasonably likely to (A) materially adversely affect the ability of such party to obtain or file any Consents required for the transactions contemplated in this Agreement and the other Transaction Documents or (B) materially adversely affect the ability of such party to perform its covenants and agreements under this Agreement or the other Transaction Documents.

(ii) Each party shall promptly notify the other parties orally and in writing if such party becomes aware of:

(A) (1) a material inaccuracy at any time of any representation or warranty contained in this Agreement of such party; or (2) the breach of any covenant or agreement under this Agreement of such party or the inability of such party to comply with or satisfy in any material respect any covenant, condition or agreement under this Agreement; provided, however, that no such notification under clauses (1) or (2) shall affect the representations, warranties, covenants or agreements of any party or the conditions to the obligations of any party hereunder; and

(B) except to the extent the facts alleged in such allegation are not disputed and expressly known by the parties, any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated in this Agreement or the other Transaction Documents or that such third party has a right to any portion of the Purchase Price.

(c) (i) If any such changes from the capitalization set forth in Section 4.3 of the Disclosure Schedule have occurred, Premise shall deliver a supplement to Section 4.3 of the Disclosure Schedule on or before the Closing Date that sets forth the capitalization of Premise and holders of all outstanding Capital Stock of Premise as of the Closing Date, which supplement may solely reflect changes from the capitalization set forth in Section 4.3 of the Disclosure Schedule as a result of the exercise of Company Options and Company Warrants outstanding on the date hereof or conversion of shares of Series B Preferred Stock outstanding as of the date hereof, in each case, between the date hereof and the Effective Time, provided, that such exercise or conversion is in conformity with the agreements governing such exercise delivered to Eclipsys prior to the date hereof, the Premise Certificate of Incorporation and the terms and conditions of this Agreement (the “Capitalization Update”).

(ii) Without limiting any other obligations hereunder, at least one Business Day prior to the Closing Date, Premise shall give Eclipsys written notice of any matter, fact, event or circumstance, which if existing, occurring or known on the date hereof would have been required to be set forth in the Disclosure Schedule.

(iii) Notwithstanding the foregoing, except for the Capitalization Update, no notice under this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein or affect any rights of Eclipsys under Article VII.

(d) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each Major Stockholder agrees that (i) it will not take any affirmative action that would prevent Premise from performing or complying with, in any material respect, any covenant or agreement of Premise under this Agreement, and (ii) it will vote any Shares held by such Major Stockholder against any matter submitted to the Stockholders for their approval that, if implemented, would prevent Premise from performing or complying with, in any material respect, any covenant or agreement of Premise under this Agreement.

(e) In case at any time, including after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents and (iii) to use its commercially reasonable efforts to do such other acts and things, or cause to be taken such other acts and things, all as any other party hereto may reasonably request for the purpose of carrying out the transactions contemplated by this Agreement pursuant to the terms hereof.

(f) The Surviving Corporation shall use commercially reasonable efforts to collect, in the ordinary course of business, and consistent with the collection policies of Eclipsys, the Accounts Receivable outstanding as of the Closing Date. Until the Holdback Termination

Date, the Surviving Corporation shall consult regularly with the Stockholders’ Representative on its efforts to collect the Accounts Receivable and give the Stockholders’ Representative the opportunity to provide input into material decisions affecting such collection and the handling thereof, including any decision to commence legal actions to collect such receivables, and shall in good faith consider such input.

6.3 Access to Information. From the date hereof until the earlier of termination of this Agreement or the Closing Date, upon reasonable notice and subject to applicable Legal Requirements, Premise shall provide Eclipsys and its accountants, counsel and other representatives, (A) during normal business hours, access to all of the properties and assets, books, Contracts and other records of Premise reasonably requested by Eclipsys and (B) any other information concerning the Business (including suppliers and customers), properties and personnel of Premise reasonably requested by Eclipsys; provided, however, that neither Eclipsys nor any of its Affiliates, or any of their respective agents or advisors, shall communicate with any employee, consultant, customer or supplier of Premise without the prior authorization of Premise (which shall not be unreasonably withheld or delayed), except for communications made in the ordinary course of business. Eclipsys shall, and shall cause its advisors and representatives to:

(i) conduct its investigation in such a manner that will not unreasonably interfere with the normal operations, customers or employee relations of Premise; and

(ii) treat as confidential in accordance the terms hereof all information obtained hereunder or in connection herewith regarding Premise and not otherwise known to them prior to disclosure hereunder.

No information or knowledge obtained pursuant to this Section 6.3 shall affect or be deemed to modify any representations or warranty contained herein or affect any rights of Eclipsys under Article VII.

6.4 Publicity. The initial press release relating to this Agreement shall be in the form approved by Premise and Eclipsys. Thereafter until the Closing Date, none of Premise, the Major Stockholders, the Stockholders’ Representative, Eclipsys or Merger Sub may make any public statement with respect to the transactions contemplated by this Agreement or the other Transaction Documents, without the prior written consent of Eclipsys on the one hand, and Premise, on the other hand, except to the extent disclosure is legally required (including the requirements and rules of any stock exchange on which the common stock of Eclipsys is traded), in which case Premise and Eclipsys shall consult with each other, and use reasonable efforts to agree upon the text prior to any such disclosure, to the extent reasonably feasible under the circumstances.

6.5 Expenses. Except as set forth herein, including Section 9.5, all costs and expenses (including fees of attorneys, accountants and brokers or finders) incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses. Without limiting the foregoing, (a) Eclipsys shall pay the fees and expenses of any broker engaged by Eclipsys and its Affiliates, including any disclosed in Section 5.5, (b) each Major Stockholder shall pay the fees and expenses of any broker engaged by such Major Stockholder or its Affiliates, and (c) Premise shall pay the fees and expenses of any broker engaged by Premise and its Affiliates, including any disclosed in Section 4.23, and if unpaid as of the Closing Date, shall be (i) Seller Transaction Expenses that reduce that Estimated Purchase Price and the Purchase Price, and (ii) listed in Schedule 5.10 and payable in full at the Closing.

6.6 Third-Party Offers.

(a) From and after the date of this Agreement, until the earlier of the Closing or termination of this Agreement, Premise and each of the Major Stockholders shall, and shall cause each of their Affiliates and their respective officers, directors, employees, representatives (including, without limitation, any investment banker, attorney or accountant) and agents to immediately cease any discussions or negotiations with any Persons with respect to any Third-Party Acquisition, and none of the Major Stockholders or Premise shall, or shall authorize or permit any of its respective Affiliates or their respective officers, directors, employees, representatives (including, without limitation, any investment banker, attorney or accountant) or agents to, directly or indirectly, encourage, solicit, participate in or initiate any inquiries, discussions or negotiations with or provide any information or access to any Person concerning any potential Third-Party Acquisition or that may reasonably be expected to lead to any Third-Party Acquisition or attempted Third-Party Acquisition, or otherwise facilitate any effort or attempt to make or implement a Third-Party Acquisition. Premise shall, within 24 hours, communicate to Eclipsys the existence or occurrence and the terms of any potential Third-Party Acquisition or contact or inquiry related to any potential Third-Party Acquisition that the Major Stockholders, Premise or any of their respective Affiliates, or their respective officers, directors, employees, representatives or agents, receive in respect of such a proposed transaction, and the identity of the Person from whom such proposal, inquiry, or other contact was received.

(b) Notwithstanding the foregoing, if at any time following execution of this Agreement and prior to obtaining the Company Stockholder Approval, (i) Premise receives a written proposal for a Third-Party Acquisition that the Board of Directors of Premise believes in good faith to be bona fide, (ii) such proposal was unsolicited and did not otherwise result from a breach of this Section 6.6, (iii) the Board of Directors of Premise determines in good faith (after consultation with outside counsel and its financial advisor) that such proposal constitutes or could reasonably lead to a Superior Proposal and (iv) the Board of Directors of Premise determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take the actions referred to in clause (x), (y) or (z) below would constitute a breach of its fiduciary duties to the Stockholders under applicable law, then Premise may (x) furnish information with respect to Premise to the Person making such proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Premise than, those set forth herein and in the Confidentiality Agreement; provided, that any nonpublic information provided to any Person given such access shall have been previously provided to Eclipsys or shall be provided to Eclipsys prior to or concurrently with the time it is provided to such Person, (y) participate in discussions or negotiations with the Person making such proposal regarding such proposal and (z) make or authorize any statement, recommendation or solicitation in support of such proposal.

(c) The Board of Directors of Premise shall not withdraw, amend or modify its approval of this Agreement, the Merger and the transactions contemplated by this Agreement, including its recommendation in favor of this Agreement, the Merger and the transactions contemplated by this Agreement, provided however, that the Board of Directors of Premise may withdraw, amend or modify its recommendation with respect to the Merger and the other transactions contemplated hereby if (i) such withdrawal, amendment or modification is prior to receipt by Premise of the Company Stockholder Approval, (ii) the Board of Directors of Premise determines in good faith, after consultation with outside counsel and its financial advisors, that its fiduciary obligations require it to do so, (iii) the Board of Directors of Premise provides notice of such proposed action to Eclipsys prior to taking such action, and if such withdrawal, amendment or modification is due to the existence of a proposal for a Third-Party Acquisition, specifying the material terms and conditions of such Third Party Acquisition and identifying the Person making such proposal for a Third-Party Acquisition, (iv) Premise provides at least five (5) Business Days following receipt by Eclipsys of the notice required pursuant to clause (iii) above, for Eclipsys, in its sole discretion, to make any revised proposal, and (v) after such five Business Day period, and taking into account any such revised proposal, the Board of Directors of Premise maintains its determination described in clause (ii) above. Notwithstanding the foregoing, nothing in this Section 6.6(c) shall be deemed to affect any other obligation of Premise under this Agreement not inconsistent herewith, regardless of whether the Board of Directors of Premise has withdrawn or modified its recommendation.

(d) (i) Premise represents and warrants to Eclipsys that (i) Premise and its Affiliates, officers, directors and employees, and to the Knowledge of Premise, the representatives (including, without limitation, any investment banker, attorney or accountant) and other agents of Premise, have terminated any and all existing discussions with third parties relating to a Third-Party Acquisition, and (ii) Premise has instructed all of its officers, directors, employees, representatives and agents to terminate all discussions relating to a Third-Party Acquisition.

(ii) Each of the Major Stockholders, as to itself, severally but not jointly, represents and warrants, to Eclipsys that (A) such Major Stockholder, and its Affiliates, officers, directors and employees and, to the Knowledge of such Major Stockholder, the representatives (including, without limitation, any investment banker, attorney or accountant) and other agents of such Major Stockholder, have terminated any and all existing discussions with third parties relating to a Third-Party Acquisition, and (B) such Major Stockholder has instructed all of its officers, directors, employees, representatives and agents to terminate all discussions relating to a Third-Party Acquisition.

(e) Premise agrees that any violation of the restrictions set forth in this Section 6.6 by Premise, the Major Stockholders or any representative of Premise or the Major Stockholders, whether or not such Person is purporting to act on behalf of Premise or otherwise, shall be deemed to be a material breach of this Agreement by Premise and the Major Stockholders.

6.7 Restrictive Covenants.

(a) The Major Stockholders recognize that the covenants of the Major Stockholders contained in this Section 6.7 are an essential part of this Agreement and that but for the agreement of each Major Stockholder to comply with such covenants Eclipsys would not enter into this Agreement. The Major Stockholders acknowledge and agree that the covenants set forth in this Section 6.7 are necessary to protect the legitimate business interests of the Business acquired by Eclipsys pursuant to this Agreement, including without limitation, trade secrets and other confidential information and goodwill, and that irreparable harm and damage will be done to Eclipsys if any Major Stockholder takes any action in any way prohibited by such covenants. In addition, the Major Stockholders acknowledge that the Purchase Price is paid in part as consideration for customer contacts and marketplace reputation developed by Premise for the Business and such covenants are necessary for Eclipsys to receive the full benefit of this Agreement.

(b) From and after the Closing, each Major Stockholder shall not individually, or in concert with any other Person, directly or indirectly:

(i) engage or become interested in, as owner, employee, partner, through equity ownership (not including up to a five percent passive equity interest in a company for which such Major Stockholder does not serve as an officer, director, employee or consultant), investment of capital, lending of money or property, rendering of services, including as a director (or equivalent), or otherwise create or initiate, any business competitive with the Business;

(ii) take, or assist any other Person in taking, any action intended to advance an interest of any competitor or potential competitor of the Business, or encourage any other Person to take such action; or

(iii) take, or assist any other Person in taking, any material action intended to cause any customer or prospective customer of the Business to use the services or purchase or license the products of any competitor of the Business.

The covenants of the Major Stockholders set forth in this Section 6.7(b) are referred to herein as the “Covenant Not to Compete.”

The Covenant Not to Compete shall cover all of the counties and other political subdivisions of the states of the United States. The Covenant Not to Compete shall bind each Major Stockholder for the three year period immediately following the Closing Date, as the same may be extended pursuant to the terms of Section 6.7(f) (the “Restrictive Period”). The Major Stockholders agree that the duration and area for which the Covenant Not to Compete set forth in this Section 6.7(b) is to be effective are reasonable.

Each of the Major Stockholders hereby acknowledges and agrees that the benefit of the Covenant Not to Compete may be assigned by Eclipsys to any Subsidiary of Eclipsys in connection with any corporate restructuring or reorganization of Eclipsys of the Business, without the further consent of such Major Stockholder.

(c) In addition, and not in limitation of the prohibitions described in Section 6.7(b), for the Restrictive Period, each of the Major Stockholders shall not, and shall cause such Major Stockholder’s Affiliates and family members not to, directly or indirectly, and shall not cause, encourage or assist any other Person to, divert or attempt to divert or take advantage of or attempt to take advantage of any actual or potential business or opportunities of Eclipsys, Premise or their Affiliates of which any of the Major Stockholders become aware which relate to the Business, or any part thereof, and which are located in any county or any other political subdivision of the states of the United States of America.

(d) During the Restrictive Period, each of the Major Stockholders shall not, and each Major Stockholder shall cause its Affiliates not to, and shall not, cause or encourage or assist any other Persons to, directly or indirectly:

(i) perform any action, activity or course of conduct consisting of or encouraging the following: (A) soliciting, or recruiting any employees of Premise listed on Section 4.11(b) of the Disclosure Schedules (the “Restricted Employees”) to leave the employment of Premise or its Affiliates; (B) hiring any Restricted Employees; or (C) soliciting or encouraging any such Restricted Employee to leave the employment of Premise or its Affiliates; or

(ii) cause, solicit or encourage any customer, or contractor, subcontractor or other supplier of Premise to terminate or adversely alter any relationship such customer or supplier may have with Premise.

Notwithstanding the foregoing, nothing herein shall prohibit general solicitations by the Major Stockholders or their Affiliates not directed at any specific employees of Eclipsys or Premise or their respective Affiliates, including any newspaper advertisements.

(e) The covenants set forth in this Section 6.7 are in addition to and not by way of limitation of any other duties any Major Stockholder may have to Eclipsys, Premise or their Affiliates. The Major Stockholders acknowledge that the covenants contained in this Section 6.7 impose a reasonable restraint on the Major Stockholders in light of the activities and business and future plans of Eclipsys. The Major Stockholders acknowledge that if they violate any of the covenants contained in this Section 6.7 (collectively, the “Restrictive Covenants”), it will be difficult to determine the resulting damages to Eclipsys, Premise and their Affiliates and, in addition to any other remedies Eclipsys, Premise and their Affiliates may have, Eclipsys, Premise and their Affiliates shall be entitled to temporary injunctive relief and permanent injunctive relief without the necessity of proving actual damages in the event of any breach or threatened breach of such covenants. The nonprevailing party or parties shall be liable to pay all costs, including reasonable attorneys’ fees and expenses, that the prevailing party or parties may incur in enforcing or defending, to any extent, any of the Restrictive Covenants, whether or not litigation is actually commenced and including litigation of any appeal. Eclipsys, Premise and their Affiliates may elect to seek one or more remedies at their discretion on a case-by-case basis. Failure to seek any or all remedies in one case shall not restrict Eclipsys, Premise and their Affiliates from seeking any remedies in another situation or for a continuing breach. Such action by Eclipsys, Premise and their Affiliates shall not constitute a waiver of any of their rights.

(f) Each of the Restrictive Covenants shall be read and interpreted with every reasonable inference given to its enforceability. However, if any term, provision or condition of the Restrictive Covenants is held by a court or arbitrator to be invalid, void or unenforceable, the remainder of the provisions thereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If a court or arbitrator determines that any of the Restrictive Covenants are unenforceable, in whole or in part, then the court or arbitrator shall modify such covenant so as to make it enforceable to the fullest extent the court or arbitrator deems enforceable under the prevailing circumstances. As to each Major Stockholder, the Covenant Not to Compete shall be deemed to be a series of separate covenants, one for each and every county or other political subdivision of the states of the United States of America, which is where the Covenant Not to Compete is intended to be effective. Any violation of the provisions of this Section 6.7 shall automatically toll the passage of the three-year period with respect to the breaching Major Stockholder and extend the Restrictive Period for the duration of such violations with respect to the breaching Major Stockholder.

(g) At any time during the Restrictive Period, each or any of the Major Stockholders shall, within five (5) days of the written request of Eclipsys, certify to Eclipsys in writing (in form and substance reasonably satisfactory to Eclipsys) that such Major Stockholder is in full compliance with the covenants contained in this Section 6.7.

(h) Nothing contained in this Section 6.7 is intended to confer upon any Major Stockholder any right to employment with Eclipsys, Premise or their Affiliates at any time after the Closing Date.

(i) Notwithstanding the foregoing, the Restrictive Covenants shall not apply to any Institutional Major Stockholder and its Affiliates as follows: (i) to the extent that such Restrictive Covenants would prevent such Institutional Major Stockholder and its Affiliates from conducting its business in the ordinary course as such business is currently conducted, provided that the exception set forth in this Section 6.7(i)(i) shall not apply to any Affiliates of such Institutional Major Stockholders if such Affiliates are also Major Stockholders; (ii) the Restrictive Covenants shall apply to the Institutional Major Stockholder and its Affiliates, but shall not apply to any Portfolio Company of such Major Stockholder or any investor in such Institutional Major Stockholder (solely in such investor’s capacity as such); and (iii) in the case of each of Aetna Ventures. LLC and Connecticut Innovations, Inc., the Restrictive Covenants shall apply only to such entity and its direct and indirect subsidiaries, but not to any Person controlling or under common control with such entity; provided that in the cases of clauses (ii) and (iii), such Institutional Major Stockholder does not perform any action, activity or course of conduct consisting of or encouraging the following: (y) soliciting or recruiting any Restricted Employees for hire by any such Portfolio Company, investor, or controlling Person or Person under common control; or (z) soliciting or encouraging any such employee of Premise to leave the employment of Eclipsys, Premise or their Affiliates.

6.8 Directors. Effective as of the Closing Date, the Major Stockholders shall cause each director to resign from their position as a director of the Board of Directors of Premise.

6.9 Stockholders’ Representative.

(a) The Stockholders shall at all times maintain a representative (the “Stockholders’ Representative”) for the purposes described in this Agreement, including the taking of actions and the giving of consents on behalf of the Major Stockholders prior to the Closing and the Effective Time Company Holders from and after the Closing as specified herein. The Major Stockholders hereby appoint Richard Dumler as the initial Stockholders’ Representative. The approval and adoption of this Agreement by the Stockholders and the acceptance of the Merger Consideration by the Effective Time Company Holders shall constitute, to the fullest extent permitted by law, the irrevocable authorization, direction and appointment of Richard Dumler as the initial Stockholders’ Representative (or any then acting successor pursuant to the terms hereof) as the attorney-in-fact and agent of each Effective Time Company Holder for such purposes. This appointment and grant of power and authority by each Effective Time Company Holder is coupled with an interest and is irrevocable and shall not be terminated by any act of any Effective Time Company Holder or by operation of law, whether by the death or incapacity of any individual Effective Time Company Holder or by the occurrence of any other event. Another person shall be appointed as the Stockholders’ Representative if the person so designated (or any successor thereof) is unwilling or unable to so act. The Stockholders’ Representative hereby accepts such appointment. Accordingly, the Stockholders’ Representative shall have full power and authority to:

(i) take any action on behalf of the Major Stockholders or the Effective Time Company Holders, as applicable, to facilitate or administer the transactions contemplated hereby, including, without limitation, amending this Agreement, and executing such other documents or instruments as the Stockholders’ Representative deems appropriate;

(ii) (A) dispute or refrain from disputing, or approve, any claim made by an Eclipsys Indemnified Party under this Agreement that may be satisfied from the Escrow Fund, (B) authorize payment of any claim to an Eclipsys Indemnified Party under Article VII of this Agreement, (C) negotiate and compromise any dispute that may arise under Article VII of this Agreement or arise under this Agreement generally and be satisfied from the Escrow Fund and (D) execute any settlement agreement, release or other document with respect to such dispute or remedy;

(iii) (A) dispute or refrain from disputing, or approve, the Eclipsys Final Calculations, (B) authorize payment of any Purchase Price shortfall determined under Sections 2.10 and 2.11 of this Agreement or any expenses of an Unrelated Accounting Firm contemplated by Section 2.11 of this Agreement, (C) negotiate and compromise any dispute that may arise with respect to the Eclipsys Final Calculations and (D) execute any settlement agreement, release or other document with respect to such dispute or remedy;

(iv) engage attorneys, accountants and agents and authorize payment of the amount of the expenses for such Persons from the Stockholders’ Fund;

(v) exercise all rights of, and take all actions that may be taken on behalf of the Effective Time Company Holders under the Escrow Agreement;

(vi) give such instructions and take such action or refrain from taking such action as the Stockholders’ Representative deems, in his or her discretion, necessary or appropriate to carry out the provisions of this Section 6.9; and

(vii) to the extent not prohibited or otherwise provided by this Agreement, distribute funds from the Stockholders’ Fund for the Emerson Software Development Bonus, the Gravina Software Development Bonus and the Stockholders’ Fund and the True-Up Reserve Fund, in their Pro Rata Portion, to the Effective Time Company Holders.

(b) To the fullest extent permitted by applicable law, each of the Effective Time Company Holders hereby (i) irrevocably appoints the Stockholders’ Representative as such Effective Time Company Holder’s agent for service of any and all legal process, summons, notices and documents which may be served in any action or proceeding under or pursuant to this Agreement and (ii) waives any requirement of personal notice or any claim that service on the Stockholders’ Representative is invalid or insufficient to constitute valid personal service on such Effective Time Company Holder.

(c) Each of the Effective Time Company Holders acknowledges that actions taken, consents given and representations made by the Stockholders’ Representative on behalf of the Effective Time Company Holders pursuant hereto shall be binding upon the Major Stockholders and the Effective Time Company Holders, as applicable, including all actions and consents under the Escrow Agreement.

(d) The Stockholders’ Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of, as applicable, (i) if prior to the Effective Time, the Major Stockholders holding a majority of the then outstanding fully diluted Shares held by the Major Stockholders, or (ii) from and after the Effective Time, the Effective Time Company Holders holding a majority of the outstanding fully diluted Shares at the Effective Time.

(e) The approval and adoption of this Agreement by the Stockholders and the acceptance of the Merger Consideration by the Effective Time Company Holders shall constitute, to the fullest extent permitted by law, the irrevocable agreement of each of them (i) that the Stockholders’ Representative shall not be liable to any of them for Damages with respect to any action taken or any omission by the Stockholders’ Representative pursuant to this Section 6.9, except to the extent such Damages are caused by the Stockholders’ Representative’s bad faith, fraud or criminal misconduct and (ii) to indemnify the Stockholders’ Representative against any Damages that the Stockholders’ Representative may suffer or incur in connection with any action taken or any omission by the Stockholders’ Representative, except to the extent such Damages are caused by the Stockholders’ Representative’s bad faith, fraud or criminal misconduct.

(f) To the fullest extent permitted by applicable law, each of the Effective Time Company Holders hereby (i) irrevocably appoints the Stockholders’ Representative as such Effective Time Company Holder’s agent for service of any and all legal process, summons, notices and documents which may be served in any action or proceeding under or pursuant to this Agreement, (ii) waives any requirement of personal notice or any claim that service on the Stockholders’ Representative is invalid or insufficient to constitute valid personal service on such Effective Time Company Holder and (iii) ratifies and confirms, and agrees to be bound by, all actions taken by the Stockholders’ Representative on its behalf pursuant to the foregoing authorization.

6.10 Employee Matters.

(a) The employees of Premise shall, subject to Section 6.10(b), continue as at-will employees of Premise or Eclipsys or another Subsidiary of Eclipsys following the Closing, on terms to be determined by Eclipsys. If employment is continued by Eclipsys or another Subsidiary of Eclipsys other than Premise, the new employer shall assume any accrued but unused vacation benefits as listed on Schedule 6.10(a). Employees of Premise who continue in the employ of Premise, Eclipsys or a Subsidiary of Eclipsys shall, following a reasonable transition period determined by Eclipsys, have benefits and be employed on terms consistent with those provided by Eclipsys to its other employees at comparable levels in the organization, including annual base compensation, as applicable based on employment level, plus an opportunity to receive equity based compensation and an annual bonus pursuant to the performance-based corporate bonus plan, if established by Eclipsys’s Board of Directors. Following the Closing, to the extent permitted by Legal Requirements, applicable Tax qualification requirements and the terms of the applicable employee benefit plans and policies of Eclipsys, and subject to any generally applicable break in service or similar rule, Eclipsys shall recognize the years of service of each continuing employee of Premise with Premise prior to the Closing Date for purposes of vesting and eligibility to participate (but not benefit accrual) under the employee benefit plans and policies of Eclipsys; provided, however, that such service shall not be recognized if recognition would result in a duplication of benefits for the same period of service or to the extent that such service was not recognized under the corresponding Company Benefit Plan.

(b) Nothing contained in this Agreement confers upon any employee (including for such purposes persons filling a similar function) of Premise any right to continued employment or participation in any Company Benefit Plan (other than the Premise 2004 Plan to the extent provided by Section 6.17) or any employee benefit plan or policy of Eclipsys or its Subsidiaries at any time after the Closing Date, nor shall anything contained herein be deemed an amendment or modification of any Company Benefit Plan or any employee benefit plan or policy of Eclipsys or its Subsidiaries.

(c) Eclipsys shall be solely responsible for any required notice and payments under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”) and any similar state statutes, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting any continuing employees of Premise occurring after the Closing Date. Premise shall provide any required notice and payments under the WARN Act, and any similar state statutes, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting any employees of Premise on or before the Closing Date.

6.11 Release. In consideration of the payments to the Major Stockholders by Eclipsys of their share of the Purchase Price and as a condition to the execution and delivery of this Agreement by Eclipsys, each Major Stockholder hereby gives the following general release effective as of the Closing Date:

(a) Each Major Stockholder on behalf of such Major Stockholder and such Major Stockholder’s agents, heirs, successors and assigns, hereby irrevocably and unconditionally releases, acquits and forever discharges Premise, Eclipsys, each of their respective Affiliates and their respective partners, members, managers, stockholders, directors, officers and agents, and their respective successors and assigns (collectively, the “Released Parties”), to the fullest extent permitted by applicable Legal Requirements, from any and all charges, complaints, claims, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, remedies, costs, losses, debts, expenses and fees, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, that such Major Stockholder has, owns or holds, or claims to have, hold or own, including but not limited to those arising out of or in connection with (i) the Major Stockholder’s employment, or other relationship with Premise, (ii) the Major Stockholder’s right to or interest in any Intellectual Property or other assets or properties of Premise, (iii) the Major Stockholder’s right to or any interest in or under any Contract (including the Stockholder Agreements) with Premise, or (iv) any equity or other interests the Major Stockholder may have or claim to have in, or any other claims the Major Stockholder may have against, Premise or its predecessors (collectively, the “Claims”). Each Major Stockholder represents that such Major Stockholder has not assigned or transferred or purported to have assigned or transferred to any Person any Claims. This general release set forth in this Section 6.11 shall not affect any rights that the Major Stockholder may have (x) that arise solely under this Agreement (including payment of the Purchase Price) or the Escrow Agreement, (y) that arise after the Closing Date or (z) based on any claim, demand or cause of action such Major Stockholder may have against Eclipsys or any of its Affiliates (other than Premise) that is not related to Premise (including the Business), the Merger, this Agreement or the other transactions contemplated by this Agreement.

(b) Each Major Stockholder acknowledges and agrees that the releases made herein constitute final and complete releases of the Released Parties with respect to all Claims. Each Major Stockholder expressly acknowledges and agrees that this general release is intended to include in its effect, without limitation, all Claims that such Major Stockholder does not know or suspect to exist at the time hereof, and this general release contemplates the extinguishment of any and all such Claims. Furthermore, each Major Stockholder hereby expressly waives and relinquishes any rights and benefits that such Major Stockholder may have under any Legal Requirements, including any state law or any common law principles limiting waivers of unknown claims. Each Major Stockholder understands that the facts and circumstances under which such Major Stockholder gives this full and complete release and discharge of the Released Parties set forth herein may hereafter prove to be different than now known or believed by such Major Stockholder and such Major Stockholder hereby accepts and assumes the risk thereof and agrees that such Major Stockholder’s full and complete release and discharge of the Released Parties with respect to the Claims shall remain effective in all respects and not be subject to termination, rescission or modification by reason of any such difference in facts and circumstances.

(c) Each Major Stockholder represents and agrees that such Major Stockholder has not filed with any Governmental Entity or arbitrator or any other Person any complaint, charge or lawsuit against any of the Released Parties involving any Claims, and that such Major Stockholder shall not do so at any time hereafter.

(d) Each Major Stockholder represents and acknowledges that in executing this general release such Major Stockholder does not rely and has not relied upon any representation or statement not set forth herein made by any of the Released Parties or by any of the Released Parties’ Affiliates, agents, representatives or attorneys with regard to the subject matter, basis or effect of this general release or otherwise.

(e) Without limiting the foregoing general release, each Major Stockholder agrees that such Major Stockholder shall not, directly or indirectly, (i) bring or cause to be brought, or encourage or participate in the prosecution of, any action, proceeding or suit seeking recovery by or on behalf of any Person from any Released Party of any amount in respect of, or Damages with respect to, any of the Claims, or (ii) defend any action, proceeding or suit in whole or in part on the grounds that any or all of the terms or provisions of this Section 6.11 violate any Legal Requirements, or are illegal, invalid, inequitable, not binding, unenforceable or against public policy.

6.12 Confidentiality.

(a) Each party and such party’s representatives shall (i) use any Confidential Information of any other party solely for the purpose of pursuing the transactions contemplated hereby and (ii) not directly or indirectly use or exploit the Confidential Information of any other party for its own benefit or the benefit of another Person, including to create, adopt or modify products or services which would compete with the disclosing party’s products or services. For purposes of this Agreement, Confidential Information of Eclipsys shall, from and after the Closing Date, include the Confidential Information of Premise and the Business, and, without limiting any other obligations relating thereto, the Major Stockholders shall be subject to all obligations set forth herein with respect to such Confidential Information of Eclipsys and Premise. This provision is not intended to restrict independent business activities, in each case undertaken without use of any other party’s Confidential Information and without violating the Restrictive Covenants, employment terms or other legal or contractual duties (but this sentence does not limit the Restrictive Covenants or any employment terms or other legal or contractual duties).

(b) Each party agrees that (i) the Confidential Information of any other party received or otherwise held by it or any memoranda, notes, analyses, reports, compilations or studies generated by it or its representatives based upon such Confidential Information shall be kept confidential, (ii) except as permitted hereunder, such party and its advisors and other representatives shall not disclose any of the Confidential Information of any other party in any manner whatsoever and (iii) such party and its representatives shall use the same level of care to prohibit disclosure of the other party’s Confidential Information as such party uses to protect its own confidential information, but in no event using less than reasonable care and diligence; provided, however, that (A) such party may make any disclosure of such information to which the other party to whom the Confidential Information belongs gives its prior written consent, and

(B) any of such information may be disclosed to such party’s representatives who need to know such information for the sole purpose of pursuing the transactions contemplated hereby, and who agree to keep such information confidential. In any event, each party shall be responsible for any breach of this Agreement by its representatives and shall, at its sole expense, take all reasonable measures (including but not limited to court proceedings) to restrain its representatives from prohibited or unauthorized disclosure or use of the Confidential Information of any other party.

(c) The receiving party shall immediately notify the disclosing party upon any loss or unauthorized disclosure of the other party’s Confidential Information.

(d) In the event that any party or any of its representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Information of any other party, it shall provide the disclosing party with prompt written notice of any such request or requirement, if permitted by law to do so, so that the disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the disclosing party, the receiving party or any of its representatives are nonetheless, in the opinion of its outside counsel, legally compelled to disclose Confidential Information of the disclosing party or else stand liable for contempt or suffer other similar censure or penalty, the receiving party or its representative may, without liability hereunder, disclose only that portion of the Confidential Information of the disclosing party that such counsel advises is legally required to be disclosed, provided that the receiving party and its Affiliates and agents exercise their respective commercially reasonable efforts to preserve the confidentiality of such Confidential Information, including, without limitation, by cooperating with the disclosing party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information.

(e) Each party acknowledges that the Confidential Information of the other parties has tangible value and it is further understood and agreed that money damages would not be a sufficient remedy for any breach of the provisions set forth herein by any party or any of their representatives and that the parties hereto shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach or threatened breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of the provisions set forth herein, but shall be in addition to all other remedies available at law or equity to the parties.

(f) The covenants set forth in this Section 6.12 shall survive until the fifth anniversary of the Closing Date, provided, that nothing herein shall limit the obligations of the parties hereto with respect to the Confidential Information of the other parties, whether before or after such date, under any Legal Requirements relating thereto, including state and common laws relating to misappropriation of trade secrets.

(g) Nothing herein shall limit the obligations of the parties under the Confidentiality Agreement, and to the extent of any inconsistency between this Section 6.12 and the Confidentiality Agreement, the Confidentiality Agreement shall govern with respect to the parties thereto.

6.13 Covenants Regarding Contracts.

(a) On or before the Closing Date, unless waived by Eclipsys, Premise shall use all commercially reasonable efforts to obtain, and Eclipsys shall use commercially reasonable efforts to assist Premise in obtaining, all Consents required under the Material Contracts in connection with the execution, delivery and performance of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, on terms that are not materially burdensome to Eclipsys or Premise, and Premise shall deliver copies of such Consents to Eclipsys.

(b) On or before the Closing Date, Premise shall obtain payoff letters for the Debt of Premise to Silicon Valley Bank, including any applicable per diem amounts and any penalty interest, prepayment penalties, exit fees or other penalties due as a result of such Debt payment (the “Payoff Amounts”). At the Closing, Eclipsys shall pay the Payoff Amounts to Silicon Valley Bank, provided that Premise shall be liable for the Payoff Amounts, and such amounts shall be included in the calculation of Estimated Closing Date Debt and Final Closing Date Debt and shall have the effect of decreasing the Estimated Purchase Price and the Purchase Price.

(c) At the Closing or, if such payment is not due until after the Closing, at such later time as such payment is due, Eclipsys shall pay each of the Seller Transaction Expenses listed on Schedule 6.13, provided that Premise shall be liable for all Seller Transaction Expenses, including those listed on Schedule 6.13, and such amounts shall have the effect of decreasing the Estimated Purchase Price and the Purchase Price.

6.14 Stockholder Notices.

(a) Premise shall promptly, but in no event later than five (5) Business Days after the Closing Date or such earlier date as may be required under the Delaware General Corporation Law, deliver notice to its Stockholders of the Company Stockholder Approval and the availability of appraisal rights (along with such other information required under applicable law), pursuant to and in accordance with the applicable provisions of the Delaware General Corporation Law (including Section 228(e)) and the Premise Certificate of Incorporation and Bylaws of Premise (the “Stockholder Notice”).

(b) As soon as practicable following execution of this Agreement, if the Stockholder Written Consents are not delivered within two hours after execution, and without limiting any of the rights of Eclipsys hereunder, Premise shall take all action necessary in accordance with Delaware law and the Premise Certificate of Incorporation and Bylaws of Premise to duly call, give notice of, convene and hold a meeting for Stockholders to consider and vote upon the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, including the appointment of the Stockholders’ Representative, or solicit the written consent of Stockholders thereto. Subject to Section 6.6, Premise shall, through its Board of Directors, recommend to the Stockholders the adoption and approval of this Agreement and shall not withdraw, modify or change such recommendation, and shall use reasonable efforts to obtain the Company Stockholders’ Approval.

6.15 Indemnification of Directors and Officers.

(a) Prior to the Effective Time, Premise may purchase tail coverage under its directors’ and officers’ liability insurance and fiduciary insurance policies covering Premise’s directors, officers and fiduciaries, with respect to claims arising from facts or events that occur at or before the Effective Time. Eclipsys shall use, and cause the Surviving Corporation to use, commercially reasonable efforts to keep any such tail coverage in effect for the term thereof, provided that neither Eclipsys nor the Surviving Corporation shall in any event be obligated to make payments with respect to any such policy beyond the premiums paid by Premise prior to the Closing.

(b) This Section 6.15 is intended for the irrevocable benefit of, and to grant third-party rights to, the directors, officers and fiduciaries of Premise at or prior to the Effective Time, to the extent such persons are covered by any such tail policies purchased by Premise prior to the Effective Time, and shall be binding on all successors and assigns of Eclipsys and the Surviving Corporation. Each director, officer or fiduciary of Premise so covered shall be entitled to enforce the post-closing covenants of Eclipsys and the Surviving Corporation contained in this Section 6.15.

(c) Following the Closing, the organizational documents of the Surviving Corporation shall, to the fullest extent permitted by applicable law, contain provisions in the aggregate no less favorable (in all material respects) with respect to indemnification, advancement of expenses and exculpation of the directors and officers of the Surviving Corporation than are currently set forth in the Premise Certificate of Incorporation and Bylaws of Premise. Any indemnification agreements with the directors and officers of Premise in existence on the date of this Agreement and listed on Section 4.4(a) of the Disclosure Schedule shall remain effective, without any further action, and shall survive the Closing and continue in full force and effect in accordance with their terms.

(d) In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing entity after such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing entity or transferee of such assets, as the case may be, shall assume the obligations set forth in Section 6.15(c).

6.16 Termination of 401(k) Plan. Effective no later than the Closing Date, Premise shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each such plan, a “Company 401(k) Plan”) pursuant to resolutions of Premise’s Board of Directors that are substantially in the form attached hereto as Schedule 6.16. At or prior to the Closing, Premise shall provide Eclipsys with evidence that all Company 401(k) Plans have been terminated (effective no later than the Closing Date) and shall thereafter take such other actions in furtherance of terminating any Company 401(k) Plans as Eclipsys may reasonably require. This Section 6.16 is not intended to require that all assets of such Company 401(k) Plans be fully distributed as of or prior to the Closing Date.

6.17 Amendment to the Premise 2004 Plan. Prior to the Effective Time, the Board of Directors of Premise shall amend the Premise 2004 Plan as set forth in Schedule 6.17(a) such that each Company Option that could be assumed by Eclipsys pursuant to Section III.A. of Article Two of the Premise 2004 Plan as in effect immediately prior to such amendment (each, a “Company Deferred Payment Option”) shall become fully vested as of immediately prior to the Closing Date and be converted into the right to receive the same amount of Merger Consideration in respect of such Company Deferred Payment Option, as the holder thereof would receive pursuant to Section 2.7(d) if such Company Deferred Payment Option were a Company Closing Payment Option. Such amendment shall also provide that such Merger Consideration shall be payable on the first anniversary of the Closing Date, without interest, except that, to the extent the holder of any Company Deferred Payment Option elects to execute a general release in the form of Schedule 2.9(e) prior to the date that is 60 days after the Closing Date, such Merger Consideration shall be payable promptly after the expiration of any period during which such general release may be revoked.

6.18 Collection of Grady Receivable.

(a) The Surviving Corporation shall use commercially reasonable efforts to collect the Grady Receivable. Until the Grady Collection Date, the Surviving Corporation shall consult regularly with the Stockholders’ Representative on its efforts to collect the Grady Receivable and give the Stockholders’ Representative the opportunity to provide input into material decisions affecting such collection and the handling thereof, including any decision to commence legal actions to collect such receivable, and shall in good faith consider such input.

(b) Promptly after the earlier of (i) complete payment of the Grady Receivable and (ii) the first anniversary of the Closing Date (such earlier date, the “Grady Collection Date”), the Surviving Corporation shall provide the Stockholders’ Representative with a complete accounting of the amount collected on the Grady Receivable as of such date, less any out-of-pocket expenses incurred by Eclipsys and the Surviving Corporation to collect such amounts, including the costs of any legal proceeding (such net amount, the “Net Grady Collection”). If, on or before the Grady Collection Date, Eclipsys enters into any transaction with Grady not in effect on the date of this Agreement and the Grady Receivable is liquidated in whole or part in connection with that transaction, Eclipsys will be deemed for purposes of this Section 6.18 to have received from Grady a payment against the Grady Receivable equal to the amount, if any, by which the total amount payable by Grady in that transaction exceeds Eclipsys list prices for what is being delivered by Eclipsys in the transaction.

6.19 Post-Closing Software Development.

(a) Schedule 6.19(i) sets forth certain “Performance Plans” as of the date hereof for the Premise software development organization (the “Premise Software Development Organization”) for 2009. Schedule 6.19(ii) sets forth Premise’s projection as of the date hereof of Premise’s 2009 Plan of Record (the “POR”) and Premise’s staffing plans for 2009 for the Premise Software Development Organization (the “Staffing Plan”). The Performance Plans and Staffing Plan together reflect plans of Premise, which Premise in good faith believes are realistic and achievable in the ordinary course of business as previously conducted without adding additional headcount, staff overtime, supplemental headcount from Eclipsys or third parties, or other extraordinary efforts, the costs of which in the aggregate exceed, in any material respect, aggregate costs of the Staffing Plan reflected in the POR. It is important to Eclipsys that the Development Plan be achieved within the Staffing Plan.

(b) For purposes of facilitating the efforts of the Premise Software Development Organization to meet the Performance Plans in accordance with the Staffing Plan, it is agreed that:

(i) Subject to paragraph (c) below, Eric Rosow and Craig Gravina (the “Development Managers”) shall have day-to-day operational control over the Premise Software Development Organization, including without limitation staffing (hiring/firing of employees and consultants), allocation of resources and other employment related issues, subject to reasonable oversight by the executive officers of Eclipsys, consistent with the responsibilities of those officers for management of the business of Eclipsys; and provided that the Development Managers (A) may not deviate from the Performance Plans, the POR or the Staffing Plan in any material respect without prior written consent by the Chief Executive Officer of Eclipsys it being understood that the Development Managers will have flexibility as to how best to allocate resources within the costs contemplated by the Staffing Plan, and (B) shall operate the Premise Software Development Organization consistent with past practices to the extent that doing so is not inconsistent with the Performance Plans, the POR and the Staffing Plan.

(ii) The Development Managers shall prepare reasonable written plans to achieve the Performance Plans within the POR and Staffing Plan (the “Development Plans”), which Development Plans shall (A) include planned resource allocations, schedules, and interim milestones; (B) be of such quality, scope and level of detail at least as good as previous Premise practice and consistent with reasonable professional standards for commercial software development; and (C) be prepared and delivered to Eclipsys management not later than January 31, 2009 and subsequently as materially modified or supplemented by the Development Managers with the written consent of any of the Eclipsys CEO, EVP Client Solutions or SVP Software Development, which consent shall not be unreasonably withheld.

(iii) As and when reasonably requested by the Eclipsys CEO, EVP Client Solutions or SVP Software Development, the Development Managers will report the status of performance against the Development Plans so as to permit Eclipsys to exercise reasonable oversight and evaluate the results of the activities and performance of the Premise Software Development Organization.

(iv) The balance, if any, remaining in the Software Development Escrow Fund shall be liquidated, and paid to the Stockholders’ Fund if, prior to December 31, 2009, either of the Development Managers is terminated without “Cause” without the consent of the Stockholders Representative or resigns for “Good Reason” or “Justification”, as those terms are defined in their respective Employment Agreements and/ or employees’ Proprietary Information Protection Agreement with Eclipsys.

(v) If there is any material change, modification or additions to the Performance Plans without the approval of the Stockholders Representative, an appropriate and corresponding change shall be made in the POR, as mutually agreed between Eclipsys, on the one hand, and, on the other, the Development Managers and the Stockholders’ Representative.

(vi) The balance, if any, remaining in the Software Development Escrow Fund shall be liquidated, and paid to the Stockholders Fund if Eclipsys (A) does not provide the Premise Software Development Organization with resources reasonably comparable to those as have been employed and as called for by the Staffing Plan and with related operations support and funding substantially consistent with the POR, or (B) otherwise takes any action that in any material respect adversely affects the ability of the Premise Software Development Organization to meet the Performance Plans consistent with the POR and Staffing Plan, without the approval of the Stockholders’ Representative.

(c) During 2009, Eclipsys and the Development Managers shall assess the performance of the Premise Software Development Organization against the Performance Plans. If (i) the Premise Software Development Organization fails to meet in any material respect any of the Performance Plans; (ii) or if any release of Software contemplated by the Performance Plans is of substandard quality, as measured by unreasonable levels of non-acceptance or complaints by clients or by unreasonable inordinate levels of support activity compared to prior Premise Software releases (each of the events described in these items (i) and (ii) a “Precipitating Cause”), then Eclipsys may give notice (a “Change Notice”) to the Development Managers and the Stockholders’ Representative, and shall thereafter promptly consult with the Development Managers regarding appropriate courses of action, and following such consultation Eclipsys may add resources to the Premise Software Development Organization beyond those indicated in the Staffing Plan through additional headcount, staff overtime, supplemental headcount from Eclipsys or third parties, or other measures, as Eclipsys determines in its reasonable discretion are necessary or advisable to remedy the Precipitating Cause and minimize the risk that of subsequent Precipitating Causes, or to remedy issues associated with released Software.

(d) The total direct cost to Eclipsys of such additional resources (including all salaries and wages, incentive compensation, benefits, taxes, and other direct costs) (collectively, “Supplemental Development Costs”) from the date of their engagement until the Scheduled Development End Date, shall be set forth in a notice (a “Supplemental Costs Notice”) which will be sent to the Development Managers and the Stockholders’ Representative within ten (10) days after the end of each month in which they are incurred, and the Stockholders’ Representative and Eclipsys shall provide the Escrow Agent joint instructions to pay such amounts from the Software Development Escrow Fund to Eclipsys promptly after the delivery of each Supplemental Costs Notice, as and when such Supplemental Development Costs are incurred by Eclipsys. The Development Managers or the Stockholders’ Representative may object to any Change Notice or Supplemental Costs Notice within five (5) Business Days of his receipt thereof, and such objection shall be subject to Section 11.13 but shall not delay delivery of joint payment instructions to the Escrow Agent or payment of Supplemental Development Costs from the Software Development Escrow Fund to Eclipsys. Any balance remaining in the

Software Development Escrow Fund at the Scheduled Development End Date shall be deposited to the Stockholders’ Fund. If the entire Software Development Escrow Fund is exhausted pursuant to this Section 6.19 before the Scheduled Development End Date, no amounts from the Software Development Escrow Fund shall be payable for the benefit of the Effective Time Company Holders.

(e) It is understood and agreed that no representations or warranties are made in this Section 6.19 or elsewhere in this Agreement or the other Transaction Documents as to the ability to achieve the Performance Plans with the Staffing Plan or otherwise, it being understood that the Staffing Plan and Performance Plans are planning documents prepared by Premise in good faith, and therefore, other than access to the Software Development Escrow Fund by Eclipsys in the manner set forth in this Section 6.19, no additional liability is created by this Section 6.19. Although the failure to achieve the Performance Plans with the Staffing Plan does not cause any other Damages under this Agreement, payments from the Software Development Escrow Fund to Eclipsys shall not prevent Eclipsys making a claim for Damages under this Agreement in excess of amounts recovered by Eclipsys from the Software Development Escrow Fund if and to the extent that the Damages incurred by Eclipsys in excess of amounts recovered by Eclipsys from the Software Development Escrow Fund would be recoverable by Eclipsys other than pursuant to this Section 6.19.

ARTICLE VII

SURVIVAL; INDEMNIFICATION; REMEDIES

7.1 Survival of Representations and Warranties and Covenants.

(a) The representations and warranties made in this Agreement shall survive until the Holdback Termination Date (the “Survival Period”). Notwithstanding the foregoing, the representations and warranties set forth in Sections 3.1, 3.2, 4.2, 4.3, 4.6(a), 4.9, 4.10, 4.11(b), 4.14(a), 4.14(c), 4.14(f)(i), 4.14(f)(iii), 4.14(j), and 4.16 (the “Core Representations”) shall survive until the earlier of (i) 90 days after the expiration of the applicable statute of limitations period or (ii) the seventh anniversary of the Closing Date. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

(b) The covenants and agreements of the parties contained in this Agreement shall survive the Closing indefinitely, except as expressly provided otherwise herein.

7.2 Indemnification and Other Rights.

(a) If the Closing occurs, each of the Effective Time Company Holders shall, subject to Sections 7.3 and 7.4(d), indemnify and defend Eclipsys, and its Affiliates (including Premise following the Closing), each of their respective officers, directors, employees, stockholders, agents and representatives, and each of their respective successors and assigns (the “Eclipsys Indemnified Parties”) against and hold them harmless, reimburse and make them whole from and against any and all loss, claim, Liability, cost, damage or expense (including reasonable legal and expert fees and expenses incurred in investigation or defense (including any appeal) of any of the same, or in asserting, preserving or enforcing its rights hereunder) actually incurred or claims suffered and not otherwise reimbursed or recovered from any third person (collectively “Damages”) by any such indemnified party, to the extent arising from or in connection with any of the following:

(i) any breach or inaccuracy of any representation or warranty of Premise or the Major Stockholders, or any of them, contained in this Agreement (as modified by the Disclosure Schedule), or any of the other Transaction Documents (without giving effect to (A) any supplement to the Disclosure Schedule after the date hereof, except for the Capitalization Update, or (B) any disclosures set forth in Sections 4.4(e), 4.7(d)(i), 4.14(d), 4.14(e) or 4.19(b) of the Disclosure Schedule or deemed set forth in such sections pursuant to Section 11.16);

(ii) any breach of any covenant of Premise prior to the Closing, or any breach of any covenant of the Major Stockholders, or any of them, contained in this Agreement;

(iii) (x) a Third-Party Claim arising from or in connection with the operations of the Business before the Closing Date, including but not limited to (A) errors and omissions in design, creation, implementation or maintenance of any of the Software Products, (B) any failure of any of the Software Products to conform to commitments made on or before the Closing Date by or on behalf of Premise to customers or third parties, or (C) any failure by Premise prior to the Closing Date to perform all material obligations under the Material Contracts, and in each case notwithstanding disclosures set forth in the Disclosure Schedule; or (y)(A) any return to Stryker Corporation of any amounts previously paid by Stryker Corporation to Premise under the iBed Application Software Development Services Agreement between Premise and Stryker Corporation, dated February 25, 2008, (B) any Excess Hartford Project Hours (which hours, for such purpose, shall be valued consistent with the estimates used to price installation services under the Hartford Addendum), and any Excess Hartford Consulting Services (which consulting services, for such purpose, shall be valued consistent with the estimates used to price installation services under the Hartford Addendum), provided that the value of the Excess Hartford Project Hours and the Excess Hartford Consulting Services, in the aggregate, subject to indemnity under this provision, shall not exceed $150,000, or (C) any deficit in the net amount collected for the Grady Receivable during the period commencing one day after the Closing Date through the Grady Collection Date (that is, the amount by which the Grady Receivable on the date hereof is greater than the Net Grady Collection, if any, through such date).

(iv) any claims by any current or former employees (including for such purposes persons filling a similar function) of Premise or any of its predecessors arising from or in connection with events or circumstances preceding the Closing, or arising from or in connection with the employment policies of Premise in place at any time prior to the Closing, or for the Emerson Software Development Bonus or the Gravina Software Development Bonus, in each case to the extent not satisfied with funds in the Stockholder Development Escrow Fund or the Stockholders’ Fund;

(v) (A) any and all Taxes of Premise with respect to (x) taxable periods ending on or before the Closing Date or (y) any taxable period that commences before and ends after the Closing Date to the extent attributable to the period prior to Closing, (B) any and all Taxes arising as a result of the transactions contemplated by this Agreement, (C) any and all costs and expenses incurred by Premise in connection with disputes with taxing authorities relating to Taxes covered by this clause (v), including reasonable third-party costs and expenses relating to disputes with taxing authorities; and

(vi) any payments made by the Surviving Corporation, Eclipsys or their successors and assigns pursuant to the indemnification provisions referenced in Section 6.15(c),

provided that Eclipsys shall not be entitled to recover duplicate Damages under clauses (i) through (vi) to the extent claims could be made under more than one of such clauses and such recovery of Damages shall be reduced by any Tax benefit or refund actually received by the Surviving Corporation or Eclipsys as a result of the Damages.

The express written waiver by Eclipsys of any condition set forth in Section 8.2 based on the inaccuracy of any representation or warranty, or on the nonperformance of or noncompliance with any covenant or obligation, will not preclude any right of Eclipsys or any other Eclipsys Indemnified Party to indemnification, payment of Damages, or other remedy based on such representation, warranty, covenant, or obligation to the extent arising from a Third-Party Claim. For purposes of this Agreement, Damages may include in a particular case, to the extent proven, but not be limited to, the amount by which the value of Premise and the Business is less than it would have been but for a breach or inaccuracy of the representations and warranties of Premise or the Major Stockholders, or the failure by Premise or the Major Stockholders to fulfill their obligations hereunder.

(b) Eclipsys shall indemnify the Effective Time Company Holders and their Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, and each of their respective successors and assigns (the “Premise Indemnified Parties”) against and hold them harmless, reimburse and make them whole from and against any and all Damages to the extent arising from or in connection with (i) any breach or inaccuracy of any representation or warranty of Eclipsys or Merger Sub contained in this Agreement or any of the other Transaction Documents and (ii) any breach of any covenant of Eclipsys or Merger Sub contained in this Agreement. The express written waiver by Premise of any condition set forth in Section 8.3 based on the inaccuracy of any representation or warranty, or on the nonperformance of or noncompliance with any covenant or obligation, shall not preclude any right of the Premise Indemnified Parties to indemnification, payment of Damages or other remedy based on such representation, warranty, covenant or obligation to the extent arising from a Third-Party Claim.

(d) Any payments made pursuant to this Article VII shall, except as may otherwise be required by applicable Legal Requirements, be treated for all purposes as an adjustment to the Purchase Price for Tax purposes.

(e) For the sole purpose of appropriately apportioning any Taxes relating to any taxable period that commences before and ends after the Closing Date, the portion of such Tax that is attributable to Premise for the part of such taxable period that ends on the Closing Date shall be (i) in the case of any Taxes other than Taxes based upon income or receipts, the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Taxes based upon or related to income or receipts, the amount which would be payable if the relevant Tax period ended as of the close of business on the Closing Date. The Effective Time Company Holders shall reimburse Eclipsys or the Surviving Corporation for any Taxes of Premise that are the responsibility of the Effective Time Company Holders pursuant to this Section 7.2 within fifteen (15) business days after payment of any such Taxes by Eclipsys or the Surviving Corporation.

7.3 Time Limitations.

(a) Neither Eclipsys, nor the Effective Time Company Holders shall have any liability (for indemnification or otherwise) with respect to any representation or warranty contained in this Agreement (other than the Core Representations), except to the extent that on or before the last day of the Survival Period, the party seeking recovery for Damages provides notice in writing pursuant to Section 7.5 or Section 7.6 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party giving such notice shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

(b) A claim with respect to the Core Representations or under Section 7.2(a)(v) must be made at any time prior to the earlier of (i) 90 days after the expiration of the applicable statute of limitations period or (ii) the seventh anniversary of the Closing Date, except to the extent that on or before such date, the party seeking recovery for Damages provides notice in writing pursuant to Section 7.5 or Section 7.6 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party seeking recovery for Damages shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

(c) A claim made under Section 7.2(a)(ii), with respect to actions of Premise or the Major Stockholders prior to the Closing, must be made at any time prior to the last day of the Survival Period, except to the extent that on or before such date, the party seeking recovery for Damages provides notice in writing pursuant to Section 7.5 or Section 7.6 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party seeking recovery for Damages shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

(d) A claim under Sections 7.2(a)(iii), (iv) or (vi) must be made at any time prior to the earlier of (i) 90 days after the expiration of the applicable statute of limitations period or (ii) the third anniversary of the Closing Date, except to the extent that on or before such date, the party seeking recovery for Damages provides notice in writing pursuant to Section 7.5 or Section 7.6 of a claim for Damages specifying the factual basis of that claim in reasonable detail to the extent then known by such party. In such event, the party seeking recovery for Damages shall continue to have the right to recover hereunder, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

7.4 Other Limitations.

(a) Notwithstanding anything contained herein to the contrary, the Effective Time Company Holders shall have no liability (for indemnification or otherwise) with respect to any matters under this Agreement unless the total Damages for matters hereunder exceed $200,000, but once such amount has been met, the Effective Time Company Holders shall be liable for all of such Damages, including such $200,000; provided, that, with respect to claims, rights or causes of action arising (i) from Stockholder Fraud, (ii) during the Survival Period from a breach of any of the Core Representations, (iii) from the Emerson Software Development Bonus or the Gravina Software Development Bonus; or (iv) with respect to matters under this Agreement described in Sections 7.2(a)(iii)(y), (v) or (vi): (A) these thresholds shall be inapplicable so that the Effective Time Company Holders have liability from the first dollar of Damages; and (B) all such Damages will be counted toward the threshold described in this Section 7.4(a).

(b) Notwithstanding anything contained herein to the contrary, Eclipsys and Merger Sub shall have no liability (for indemnification or otherwise) with respect to any matters under this Agreement unless the total Damages for matters hereunder exceed $200,000, but once such amount has been met, Eclipsys shall be liable for all of such Damages, including such $200,000; provided, that, with respect to claims, rights or causes of action arising (i) from Fraud by Eclipsys or (ii) during the Survival Period from a breach of the representations and warranties contained in Section 5.5: (A) these thresholds shall be inapplicable so that Eclipsys has liability from the first dollar of Damages; and (B) all such Damages will be counted toward the threshold described in this Section 7.4(b).

(c) For purposes of determining amounts to be indemnified under this Article VII (but not for purposes of determining whether there is any breach or inaccuracy of any representation or warranty contained in this Agreement), the representations and warranties contained herein shall not be deemed qualified by any references herein to materiality generally or to whether any such breach results or may result in a Material Adverse Effect.

(d) Any claims by the Eclipsys Indemnified Parties for claims under Section 7.2(a)(i) through (vi) shall be first made against the Escrow Fund; provided, however, that (1) any claim by the Eclipsys Indemnified Parties against a Major Stockholder under Section 7.2(a)(i), with respect to a breach or inaccuracy of any representation or warranty of such Major Stockholder, or Section 7.2(a)(ii), with respect to a breach of any covenant of such Major Stockholder, shall only be made directly against the Major Stockholder (including the right to make a claim with respect to any amounts payable to such Major Stockholder out of the Stockholders’ Fund, the True-Up Reserve Fund, the Software Development Escrow Fund or the Escrow Fund in accordance with the terms and conditions of the Escrow Agreement), and (2) unless otherwise agreed by Eclipsys in writing, any payments to be made to an Eclipsys Indemnified Party in respect of Core Representation Losses out of the Escrow Fund shall only be paid therefrom after payment of all Damages that are not Core Representation Losses have been paid, or if payments are made with respect to Core Representation Losses prior to payment of all non-Core Representation Losses, and the Escrow Fund is depleted as a result of such payments in respect of such Core Representation Losses, then to the extent amounts are used to make payments in respect of such Core Representation Losses out of the Escrow Fund, then the Eclipsys Indemnified Parties shall be entitled to be indemnified by the Major Stockholders as set forth herein for all Damages that are not Core Representation Losses up to such amounts paid out of the Escrow Fund for Core Representation Losses. Liability for claims in excess of the Escrow Fund for which all of the Major Stockholders are responsible shall be apportioned among the Major Stockholders based on their Pro Rata Portion, and subject to the further limits described below. Once the Escrow Fund is exhausted, no Effective Time Company Holder, other than the Major Stockholders, shall have any further liability under this Article VII, but each Major Stockholder shall continue to be severally, but not jointly, liable to the extent provided in this Article VII; provided, however, that each Major Stockholders’ liability (for indemnification or otherwise) with respect to any Damages:

(i) relating to any breach or inaccuracy of a Core Representation for which a claim is made prior to the third anniversary of the Closing Date shall not exceed, in the aggregate, one hundred percent (100%) of the portion of the Purchase Price payable to such Major Stockholder,

(ii) relating to any breach or inaccuracy of a Core Representation for which a claim is made on or after the third anniversary of the Closing Date but prior to the fifth anniversary of the Closing Date, shall not exceed, in the aggregate, fifty percent (50%) of the portion of the Purchase Price payable to such Major Stockholder,

(iii) relating to any breach or inaccuracy of a Core Representation for which a claim is made on or after the fifth anniversary of the Closing Date shall not exceed, in the aggregate, fifteen percent (15%) of the portion of the Purchase Price payable to such Major Stockholder,

(iv) relating to any breach or inaccuracy of a representation or warranty contained in Article III or Article IV (other than the Core Representations) or to any matters under this Agreement described in Section 7.2(a)(ii), with respect to actions of Premise or the Major Stockholders prior to the Closing, or Section 7.2(a)(iii), (iv) or (vi) shall not exceed, in the aggregate, twenty-five percent (25%) of the portion of the Purchase Price payable to such Major Stockholder, and

(v) relating to any matters under this Agreement described in Section 7.2(a)(v) shall not exceed one hundred percent (100%) of the portion of the Purchase Price payable to such Major Stockholder (and such Major Stockholder’s liability shall not be limited by anything contained in clause (iv), even if such liability may also relate to a claim under Sections 7.2(a)(ii), (iii), (iv) or (vi)), provided, however, that with respect to a breach or inaccuracy of the representations and warranties of a Major Stockholder under Article III, such Major Stockholder shall only be liable for such Major Stockholder’s breaches or inaccuracies. The Major Stockholders’ liability arising from claims or causes of actions arising from Stockholder Fraud, and with respect to claims arising under Section 7.2(a)(ii) with respect to actions of a Major Stockholder after the Closing, shall not be subject to any cap or limitation on amount, provided, that (1) with respect to claims arising under Section 7.2(a)(ii) with respect to actions of a Major Stockholder, each Major Stockholder shall only be liable for breaches by such Major Stockholder or breaches arising from the concerted action of such Major Stockholder, and (2) with respect to Stockholder Fraud, each Major Stockholder shall only be liable if such Major Stockholder committed, or conspired to commit, such Stockholder Fraud.

(e) Notwithstanding anything herein to the contrary, payments to Eclipsys for Damages shall be limited to the amount of Damages, if any, that remains after deducting therefrom any provision or reserve with respect to such Damages reflected as a Current Liability. Eclipsys and the Surviving Corporation (i) shall use commercially reasonably efforts to attempt to recover insurance proceeds to mitigate Damages under any applicable insurance policies of Premise in place prior to the Effective Time, and shall consult with the Stockholders’ Representative in connection with any such insurance claim and give the Stockholders’ Representative the opportunity to provide input into material decisions affecting such insurance claim and the handling thereof, and shall in good faith consider such input, and (ii) may, but shall have no obligation to, attempt to recover under any insurance policy of Eclipsys in place at any time or under any insurance policy of the Surviving Corporation in place after the Effective Time to mitigate any Damages. In the event of any recovery under clauses (i) or (ii), Damages shall be reduced by the amount of any recovery under such policies, net of any costs of recovery, including any increase in premiums arising from such claim. Notwithstanding anything herein to the contrary, no party shall be entitled to punitive damages unless assessed in connection with a Third-Party Claim.

(f) The liability of Eclipsys (for indemnification or otherwise) with respect to any breach or inaccuracy of its representations, warranties or covenants in this Agreement, shall not exceed, in the aggregate the portion of the Purchase Price remaining unpaid, provided, this limitation on liability shall not be applicable to any Damages incurred by the Effective Time Company Holders with respect to any Third-Party Claim, solely to the extent such Damages arise as a direct and proximate result of any breach or inaccuracy by Eclipsys of its representations, warranties or covenants in this Agreement.

(g) Subject to the terms of this Article VII, each party shall use commercially reasonable efforts to mitigate all Damages relating to a claim for indemnification pursuant to this Article VII; provided, that the costs of mitigation efforts incurred by an indemnified Person may be claimed as an indemnifiable Damages under this Article VII.

(h) Nothing herein shall limit, or be deemed to limit, the rights of Eclipsys against any Stockholder arising under the letter of transmittal delivered by such Stockholder as described in Section 2.9(d).

(i) In no event shall any Stockholder be entitled to require that any Claim be made or brought against any other Person, including Premise, before any claim for Damages is brought or claim is made by any Eclipsys Indemnified Party against such Stockholder or the Escrow Fund hereunder in accordance with the terms and subject to the limitations of this Agreement.

7.5 Procedures Relating to Indemnification Involving Third-Party Claims.

(a) In order for a party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person not a party to this Agreement against such party (a “Third-Party Claim”), such indemnified party must promptly notify the indemnifying party in writing, and in reasonable detail, of the Third-Party Claim after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the indemnifying party is actually prejudiced as a result of such failure. Thereafter, the indemnified party shall promptly deliver to the indemnifying party after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim. In the event that more than one Major Stockholder is an indemnifying party hereunder, the indemnified party may provide the notices and other communications required pursuant to this Section 7.5 solely to the Stockholders’ Representative.

(b) If a Third-Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it promptly so chooses and acknowledges its obligation to indemnify the indemnified party therefor, to assume the defense thereof with counsel selected by the indemnifying party, provided, that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party assume the defense of a Third-Party Claim, the indemnifying party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. However, notwithstanding the foregoing, if Eclipsys or any of its Affiliates is an indemnified party in connection with a Third-Party Claim involving any Company IP, any then current employee or other person filling a similar function, or any then current client or supplier (including the owner of any Intellectual Property then used in the Business), Eclipsys may control the defense, at the cost of the indemnifying party; provided, however, that in such event, that Eclipsys shall in good faith, and to the extent reasonably permitted by any applicable protective or confidentiality orders and subject to the maintenance of all applicable attorney-client and attorney work product privileges, provide updates to the indemnifying party (or if there is more than one indemnified party, the Stockholders’ Representative) to permit the indemnifying party to reasonably monitor and provide the indemnifying party the opportunity to provide input into material decisions affecting such claim and the handling thereof, including, as applicable, the potential settlement of such claim, and shall in good faith consider such input.

(c) The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party in connection with a Third-Party Claim for any period during which the indemnifying party has failed to assume or is not entitled to assume the defense thereof; provided, however, that the indemnifying party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to one local counsel, where applicable). In connection with any Third-Party Claim, the indemnified party and the indemnifying party shall cooperate with each other in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnified or indemnifying party’s request) the provision to such party of records and information which are reasonably relevant to such Third-Party Claim, and making employees (including persons filling a similar function) available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, including deposition or trial testimony.

(d) If the indemnifying party shall have assumed the defense of a Third-Party Claim, the indemnifying party may settle, compromise or discharge such Third-Party Claim in good faith with the indemnified party’s prior written consent, which consent shall not be unreasonably withheld or delayed, provided such settlement, compromise or discharge, by its terms, obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim, releases the indemnified party completely in connection with such Third-Party Claim and does not impose any equitable remedies. If the indemnifying party shall not have assumed the defense of a Third-Party Claim or if the indemnified party assumes the defense thereof, the indemnified party may settle, compromise or discharge such Third-Party Claim in good faith with the indemnifying party’s prior written consent, which consent shall not be unreasonably withheld or delayed.

(e) Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third-Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Third-Party Claim) if:

(i) the Third-Party Claim seeks an Order or other equitable relief or relief for other than money damages against the indemnified party, which the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, or

(ii) the indemnified party reasonably determines, after conferring with its outside counsel, that joint representation would be expected to give rise to a conflict of interest.

If such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages. All claims under Section 7.2 other than Third-Party Claims shall be governed by Section 7.6.

(f) Notwithstanding the foregoing, Eclipsys and Premise shall have the sole right to represent the interests of Premise in all Tax audits and administrative and court proceedings and to employ counsel of its choice; provided, however, that, to the extent relating to Taxes for which the Major Stockholders are liable pursuant to Section 7.2(a), the Stockholders’ Representative, in its sole discretion, shall have the right to participate in or control any such proceeding and shall have full control over the resolution or settlement of any such matters; provided, that, in the event that any such adjustment would have an adverse effect on Premise for a period ending after the Closing Date, the Stockholders’ Representative (i) shall permit Eclipsys to participate in the proceeding to the extent the adjustment may affect the Tax liability of Premise for a period ending after the Closing Date and (ii) shall not settle or otherwise compromise such proceeding without the prior written consent of Eclipsys, which consent shall not be unreasonably withheld or delayed. To the extent the Stockholders’ Representative does not assume full control over any such matters, Eclipsys shall use commercially reasonable efforts to defend positions taken on Tax Returns for Taxes for which the Major Stockholders are liable pursuant to Section 7.2(a) and shall keep the Stockholders’ Representative reasonably informed of the progress of any such proceedings and shall not settle or otherwise compromise such proceeding without prior written consent of the Stockholders’ Representative, which shall not be unreasonably withheld or delayed. Eclipsys and the Stockholders’ Representative shall bear their own expenses incurred in connection with audits and other administrative judicial proceedings relating to Taxes for which such party and its Affiliates are liable under Section 7.2(a).

7.6 Other Claims. A claim by any party for reimbursement, make whole or other recovery for Damages arising from any event, circumstance or condition not involving a Third-Party Claim that may be payable under the terms of this Agreement may be asserted by written notice to the party or parties from whom such recovery is sought (or to the Stockholders’ Representative, if such recovery is sought from more than one of the Stockholders) and, unless disputed, shall be paid promptly after receipt of such notice. Notwithstanding the foregoing, no party shall be liable to any other for any punitive damages pursuant to this Section 7.6. Any dispute relating thereto shall be settled in accordance with Section 11.13.

7.7 Set-Off. In addition to any rights of set-off, off-set or other rights that Eclipsys may have at common law, by statute or otherwise, Eclipsys shall have the right to set-off against the Escrow Fund, at any time, and any amounts payable to Major Stockholders out of the True-Up Reserve Fund, the Software Development Escrow Fund and the Stockholders’ Fund held by the Escrow Agent pursuant to the Escrow Agreement, subject to the terms and conditions hereof and the Escrow Agreement, any amounts owing by any Major Stockholder to Eclipsys pursuant to this Article VII; provided, however, that (A) notwithstanding the exercise by Eclipsys of the right to set-off described in this Section 7.7, Eclipsys and the Stockholders shall remain obligated to first comply with their respective obligations described in Section 7.5 and Section 7.6 and (B) with respect to a breach or inaccuracy of the representations and warranties of a Major Stockholder under Article III, Eclipsys shall only have the right of set-off against amounts owed to such breaching Major Stockholder. Neither the exercise of nor failure to exercise any such right of set-off will constitute an election of remedies or limit Eclipsys in any manner in the enforcement of other remedies available to it hereunder and the exercise by Eclipsys of the right of set-off against the Escrow Fund or other amounts the Escrow Agent or Eclipsys would otherwise be required to pay to any Major Stockholder shall not be the sole or exclusive remedy of Eclipsys for recovery of any amounts owed by the Stockholders to Eclipsys under this Article VII.

7.8 Recovery in the Case of Strict Liability or Negligence. THE PARTIES HERETO INTEND THAT, SUBJECT TO THE OTHER TERMS AND CONDITIONS IN THIS ARTICLE VII, AN INDEMNIFIED PARTY SHALL BE ENTITLED TO INDEMNIFICATION FOR ALL OF ITS DAMAGES, AND THE PROVISIONS OF THIS ARTICLE VII SHALL BE INTERPRETED TO PERMIT RECOVERY OF SUCH DAMAGES TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, AND SUCH INDEMNIFICATION SHALL NOT BE LIMITED AS A RESULT OF ANY LEGAL REQUIREMENTS (INCLUDING ANY ENVIRONMENTAL LAW OR PRODUCTS LIABILITY LAW), OR AS A RESULT OF SOLE OR CONCURRENT STRICT LIABILITY BEING IMPOSED ON THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY, AND ANY CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY SHALL NOT LIMIT DAMAGES TO THE EXTENT SUCH DAMAGES ARE NOT ATTRIBUTABLE TO SUCH CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE.

7.9 Sole and Exclusive Remedy.

(a) Should the Closing occur (i) the sole and exclusive remedies of Eclipsys and Merger Sub for any breach or inaccuracy of the representations and warranties and covenants of Premise and the Major Stockholders under this Agreement and any other Transaction Documents (except to the extent expressly provided in such Transaction Documents), whether such claims be in contract, tort or otherwise, shall be the remedies provided in this Article VII, and Eclipsys and Merger Sub hereby waive, from and after the Closing, any and all other remedies which may be available at law or equity for any breach or inaccuracy or alleged breach or inaccuracy of the representations and warranties and covenants of Premise and the Major Stockholders hereunder, and (ii) the Stockholders’ sole and exclusive remedies for any breach or inaccuracy of the representations and warranties and covenants of Eclipsys and Merger Sub under this Agreement and any other Transaction Documents (except to the extent expressly provided in such Transaction Documents), whether such claims be in contract, tort or otherwise, shall be the remedies provided in this Article VII, and each of the Stockholders, to the fullest extent permitted by law, hereby waives, and by approval hereof by the Stockholders, shall be deemed to have waived, from and after the Closing, any and all other remedies which may be available at law or equity for any breach or inaccuracy or alleged breach or inaccuracy of the representations and warranties and covenants of Eclipsys and Merger Sub hereunder. If the Closing does not occur, the sole and exclusive remedy of the parties shall be as set forth in Section 9.5, and the provisions of this Article VII shall be inapplicable.

(b) Nothing in this Article VII shall (i) limit the right of any party to seek injunctive or other equitable relief for any breach or alleged or threatened breach of any covenant in this Agreement or any other Transaction Document, provided that the exercise of any equitable relief shall be subject to Section 11.11, or (ii) limit the rights of the Major Stockholders to seek any remedies with respect to Fraud by Eclipsys, or Eclipsys to seek any remedies with respect to Stockholder Fraud in connection herewith or transactions contemplated hereby (including limiting the time such claims can be made, or making such claims subject to any deductibles set forth herein).

(c) For the avoidance of doubt, the concept of “indemnity” as used in this Article VII is intended to include claims between or among the parties to this Agreement and not involving any third-party, as well as Third-Party Claims, and the limitation set forth in this Section 7.9 of remedies for breach or inaccuracies of representations and warranties under this Agreement is not intended to preclude claims between or among the parties, including but not limited to claims for breach of contract or Fraud, which claims are, however, intended to be governed by this Article VII.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to effect the Closing and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a) All filings with any Governmental Entity required to be made prior to the Closing Date by Premise, the Major Stockholders, Eclipsys, Merger Sub or any of their respective Affiliates, and all other Consents of any Governmental Entity required to be obtained prior to the Closing Date by Premise, the Major Stockholders, Eclipsys, Merger Sub or any of their respective Affiliates in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein by Premise, the Major Stockholders, Eclipsys and Merger Sub shall have been made or obtained (as the case may be).

(b) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order, whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits, materially delays, makes illegal or would be violated (provided that with respect to any Legal Requirement, such violation is not immaterial in light of the transactions contemplated hereby) by consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

(c) The Company Stockholder Approval shall have been validly obtained under Delaware law, the Premise Certificate of Incorporation and the Bylaws of Premise.

8.2 Conditions to Obligations of Eclipsys. The obligations of Eclipsys to effect the Closing are also subject to the satisfaction or waiver by Eclipsys at or prior to the Closing Date of the following conditions:

(a) each of the representations and warranties of Premise and the Major Stockholders set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (without giving effect to any amendment or supplement to the Disclosure Schedule after the date hereof, except for the Capitalization Update), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date;

(b) Premise and the Major Stockholders shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) Eclipsys shall have been furnished with a certificate, executed by Premise and the Stockholders’ Representative, dated the Closing Date, certifying as to the fulfillment of the conditions in Sections 8.2(a) and (b);

(d) each of the other Transaction Documents, and such further instruments of sale, transfer, conveyance, assignment, delivery or confirmation, or any part thereof, as Eclipsys may reasonably require, shall have been fully executed and delivered by Premise or the Major Stockholders, as applicable, to Eclipsys and shall remain in full force and effect, and there shall be no default thereunder;

(e) all Consents required under the Material Contracts in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, shall have been obtained by Premise on terms that are not materially burdensome to Premise or Eclipsys, shall be in full force and effect and shall have been delivered to Eclipsys;

(f) since the date of this Agreement, there shall have been no event, change, occurrence, condition or circumstance that Eclipsys determines, in good faith, (i) has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or (ii) has caused or is reasonably likely to cause, individually or in the aggregate, employees of Premise, of a quantity and having the skills sufficient for the operation of the Business, not to be continuing their affiliation with the Business through employment with Eclipsys or Premise, after the Closing Date;

(g) Eclipsys shall have received the resignations of the directors of Premise pursuant to Section 6.8;

(h) the Escrow Agent and the Stockholders’ Representative shall have executed the Escrow Agreement;

(i) the Paying Agent shall have executed the Paying Agency Agreement;

(j) each of the Key Employees shall have entered into an employment agreement, on the terms set forth in Exhibit D-2, and in the form attached hereto as Exhibit D-1 or another form acceptable to Eclipsys and such Key Employee, with Eclipsys or, in the discretion of Eclipsys, a Subsidiary of Eclipsys (including Premise) (the “Employment Agreements”), and all such agreements shall be in full force such that each of the Key Employees is continuing their affiliation with the Business through employment with Eclipsys or Premise after the Closing Date;

(k) Eclipsys shall have received an opinion of counsel to Premise in the form attached hereto as Exhibit E;

(l) all required corporate action on the part of Premise and the Stockholders, including without limitation, approval by the board of directors of Premise, shall have been taken (and not rescinded) to approve the execution, delivery and performance of this Agreement and the other Transaction Documents;

(m) the Merger shall be effective;

(n) [intentionally deleted];

(o) the Dissenting Shares shall constitute no more than five percent (5%) of the Shares outstanding as of the Effective Date;

(p) Eclipsys shall have received a certificate from Premise, in form and substance reasonably satisfactory to Eclipsys, to the effect that Premise is not a U.S. real property holding company meeting the requirements of Treasury Regulations 1.1445-2(c)(3) and 1.897-2(h);

(q) the Stockholder Agreements shall have been terminated effective on or before the Closing, and the Stockholders party thereto shall have waived all rights thereunder with respect to the transactions contemplated hereby;

(r) the Engagement Letter Agreement, dated June 3, 2008, between Premise and Montgomery & Co. shall have been terminated effective as of the Closing pursuant to a Termination Agreement in the form attached hereto as Exhibit F;

(s) there shall not be pending or Threatened by any Governmental Entity any suit, action or proceeding (or by any other Person any suit, action or proceeding which Eclipsys determines in good faith has a reasonable likelihood of success): (A) seeking to obtain from Eclipsys, the Surviving Corporation or their Affiliates, in connection with the Merger or the other transactions contemplated hereby or by the other Transaction Documents, any material money damages; (B) seeking to prohibit or limit the ownership or operation by Eclipsys or Premise of any material portion of the Business, or to compel Eclipsys or Premise to dispose of, license or hold separate any material portion of the Business in each case as a result of the Merger or any of the other transactions contemplated by this Agreement or by the other Transaction Documents; (C) seeking to impose limitations on the ability of Eclipsys to acquire or hold, or exercise full rights of ownership of the Capital Stock of Premise, including the right to vote such Capital Stock on all matters properly presented to the equityholders of Premise; (D) seeking to prohibit Eclipsys from effectively controlling in any material respect the Business; (E) claiming that such Person is a beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Capital Stock or assets of Premise or is entitled to any portion of the Purchase Price, other than ownership set forth on the Disclosure Schedule; (F) affecting a material portion of the Business, as determined by Eclipsys, in good faith; or (G) that may otherwise have the effect of preventing, materially delaying or otherwise materially interfering with the transactions contemplated by this Agreement and the other Transaction Documents;

(t) Eclipsys shall have received such other documents as Eclipsys reasonably requests evidencing the satisfaction of any condition referred to in this Section 8.2.

8.3 Conditions to the Obligations of Premise and the Stockholders. The obligations of Premise and the Stockholders to effect the Closing are also subject to the satisfaction or waiver by Premise prior to the Closing Date of the following conditions:

(a) each of the representations and warranties of Eclipsys and Merger Sub set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date);

(b) Eclipsys and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) the Stockholders’ Representative shall have been furnished with a certificate, executed by a duly authorized officer of Eclipsys, dated the Closing Date, certifying as to the fulfillment of the conditions in Sections 8.3(a) and (b);

(d) the Escrow Agent and Eclipsys shall have executed the Escrow Agreement;

(e) the Paying Agent and Eclipsys shall have executed the Paying Agency Agreement;

(f) Eclipsys shall have delivered the Closing Payment and the Deferred Payment Amount to the Paying Agent;

(g) Eclipsys shall have delivered the Holdback Amount to the Escrow Agent;

(h) all required corporate action on the part of Eclipsys and Merger Sub, including without limitation, approval by the boards of directors of Eclipsys and Merger Sub, shall have been taken (and not rescinded) to approve the execution, delivery and performance of this Agreement and the other Transaction Documents;

(i) the Stockholders’ Representative shall have received such other documents as the Stockholders’ Representative reasonably requests evidencing the satisfaction of any condition referred to in this Section 8.3; and

(j) there shall not be pending or Threatened by any Governmental Entity any suit, action or proceeding (or by any other Person any suit, action or proceeding which Premise or any Major Stockholder determines in good faith has a reasonable likelihood of success), in each case that is filed or Threatened after the execution of this Agreement by a plaintiff other than Premise or any Major Stockholder or any Affiliate of Premise or any Major Stockholder, and without consultation with or assistance of Premise or any Major Stockholder or their respective Affiliates (and provided that Premise and the Major Stockholders and their respective Affiliates may not encourage or assist, and must use commercially reasonable efforts to cause the prompt dismissal or other disposition satisfactory to Eclipsys of, any such suit, action or proceeding): (A) seeking to obtain from Premise or such Major Stockholder, or their respective Affiliates, in connection with the Merger or the other transactions contemplated hereby or by the other Transaction Documents, any material money damages; (B) seeking to prohibit or limit the ownership or operation by Eclipsys or Premise of any material portion of the Business, or to compel Eclipsys or Premise to dispose of, license or hold separate any material portion of the Business in each case as a result of the Merger or any of the other transactions contemplated by this Agreement or by the other Transaction Documents; (C) seeking to impose limitations on the ability of Eclipsys to acquire or hold, or exercise full rights of ownership of the Capital Stock of Premise, including the right to vote such Capital Stock on all matters properly presented to the equityholders of Premise; (D) seeking to prohibit Eclipsys from effectively controlling in any material respect the Business; (E) claiming that such Person is a beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Capital Stock or assets of Premise or is entitled to any portion of the Purchase Price, other than ownership set forth on the Disclosure Schedule; (F) affecting a material portion of the Business, as determined by Premise or such Major Stockholder, as the case may be, in good faith; or (G) that may otherwise have the effect of preventing, materially delaying or otherwise materially interfering with the transactions contemplated by this Agreement and the other Transaction Documents (provided, that this condition shall be deemed met to the extent that Eclipsys has agreed to indemnify and defend the Premise Indemnified Parties against and hold them harmless, reimburse and make them whole from and against any Damages (other than Damages for which the Effective Time Company Holders are required to indemnify the Eclipsys Indemnified Parties hereunder), to the extent arising from or in connection with any such suit, action or proceeding).

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by mutual written consent of Premise and Eclipsys.

9.2 Termination by Eclipsys or Premise. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by either Eclipsys or Premise if any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall be entered and such Order is or shall have become nonappealable, provided that (i) the party seeking to terminate this Agreement shall have complied with its obligations under Section 6.2 with respect to the removal or lifting of such Order (including, with respect to Premise, the Major Stockholders), and (ii) the noncompliance with this Agreement by the party seeking to terminate this Agreement (including, with respect to Premise, the Major Stockholders) shall not have been the proximate cause of the issuance of the Order.

9.3 Termination by Premise. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by Premise if:

(a) (i) the Closing shall not have been consummated on or before January 15, 2009 (the “Termination Date”), or

(ii) any of the conditions (other than absence of material breach as addressed in Section 9.3(b)) set forth in Section 8.1 or 8.3 shall have become incapable of fulfillment;

provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to Premise if Premise or the Major Stockholders or any of them has breached in any material respect their obligations under this Agreement in any manner that shall have proximately contributed to the failure referenced in this subsection (a);

(b) there has been a material breach by Eclipsys or Merger Sub of any representation, warranty, covenant or agreement of Eclipsys or Merger Sub contained in this Agreement that is not curable or, if curable, is not cured prior to the Termination Date; or

(c) the Board of Directors of Premise shall have withdrawn, amended or modified its recommendation, or recommended against adoption of this Agreement and the Merger in accordance with Section 6.6(c) and terminates this Agreement to accept and enter into a definitive binding agreement with respect to a Superior Proposal; provided, that Premise may not effect such termination unless (i) Premise has contemporaneously with such termination paid to Eclipsys the fee pursuant to Section 9.5(a)(ii) and (ii) Premise has not breached the terms of Section 6.6.

9.4 Termination by Eclipsys. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by Eclipsys if:

(a) (i) the Closing shall not have been consummated on or before the Termination Date, or

(ii) any of the conditions (other than absence of material breach as addressed in Section 9.4(b)) set forth in Section 8.1 or Section 8.2 shall have become incapable of fulfillment;

provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to Eclipsys if Eclipsys or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure referred to in this subsection (a);

(b) there has been a material breach of any representation, warranty, covenant or agreement of Premise or the Major Stockholders or any of them contained in this Agreement that is not curable or, if curable, is not cured prior to the Termination Date;

(c) this Agreement has not been approved and adopted as provided herein pursuant to the Stockholder Written Consents in accordance with applicable law and the Premise Certificate of Incorporation and Bylaws of Premise, and delivery of the Stockholder Written Consents has not been made to Eclipsys, within two (2) hours of the execution of this Agreement, or, at any time, such Stockholder Written Consents are rescinded, terminated or otherwise considered or alleged to be null and void so that sufficient Stockholder Written Consents to authorize and approve all actions to be authorized or approved by the Stockholders under this Agreement and under the applicable provisions of Delaware General Corporation Law, the Premise Certificate of Incorporation and Bylaws of Premise no longer remain in full force and effect without any challenge thereto; or

(d) (i) the Board of Directors of Premise shall have withdrawn, or amended or modified, in any manner that is adverse to Eclipsys, its approval or recommendation to the Stockholders with respect to this Agreement and the Merger, or (ii) Premise or the Board of Directors of Premise approves or recommends any Third-Party Acquisition or approves any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Third-Party Acquisition (other than a confidentiality agreement consistent with the terms of Section 6.6(b));

provided, however, that the right to terminate this Agreement pursuant to subsection (d)(i) shall not be available to Eclipsys if Eclipsys or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure referred to in this subsection (d); or

(e) Premise has materially breached its obligations under Section 6.6 or Section 6.14(b).

9.5 Effect of Termination.

(a) Except for termination under Section 9.1, any termination shall be effective upon receipt of written notice thereof given to Eclipsys or Premise, as applicable. If this Agreement is terminated, all obligations of the parties under this Agreement shall terminate, without any Liability on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby and the other Transaction Documents, and no party shall have any claim against another, whether under contract, tort or otherwise, except that:

(i) Sections 6.3(ii), 6.5 and 6.12, this Section 9.5, and Article XI hereof and the Confidentiality Agreement shall survive;

(ii) if this Agreement is terminated by (A) Premise pursuant to Section 9.3(c) or (B) by Eclipsys pursuant to Section 9.4(d) or (e), Premise shall pay Eclipsys a fee of $1,500,000, in cash, by wire transfer of immediately available funds to an account designated by Eclipsys, and Eclipsys shall have no liability to Premise and the Stockholders. If the fee shall be payable pursuant to clause (B) of the immediately preceding sentence, the fee shall be paid no later than two Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (A) of the immediately preceding sentence, the fee shall be paid on the date of and concurrent with termination of this Agreement; and

(iii) except in situations where the termination fee set forth in clause (ii) above is paid, if this Agreement is terminated by a party because of the breach of this Agreement by another party or parties or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of another party’s or parties’ intentional failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies for such breach shall survive such termination unimpaired, provided, that Premise and the Major Stockholders each agree that to the extent they have incurred any Damages in connection with termination of this Agreement as set forth in this clause (iii), the maximum liability of Eclipsys and Merger Sub (and the sole and exclusive remedy of Premise and the Stockholders) for such Damages shall be limited in the aggregate to $1,500,000.

(b) The remedies set forth in this Section 9.5 are the sole and exclusive remedies of the parties if this Agreement is terminated, and Premise and the Major Stockholders shall not be entitled to specific performance of the obligations of Eclipsys and Merger Sub to consummate the Merger. Notwithstanding the foregoing, in the event of termination of this Agreement, the parties shall be entitled to specific performance to enforce the provisions that expressly survive termination.

ARTICLE X

TAX MATTERS

The following provisions shall govern the allocation of responsibility as between Eclipsys and the Stockholders for certain Tax matters following the Closing Date:

10.1 Responsibility for Filing Tax Returns. Eclipsys shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for Premise for Tax periods described in Section 7.2(a)(v) and that are filed after the Closing Date on a basis consistent with past custom and practice, unless there is not substantial authority for such position. Eclipsys shall deliver, at least 30 days prior to the due date for the filing of such Tax Return (taking into account extensions), to the Stockholders’ Representative a statement setting forth the amount of Tax, if any, for which the Effective Time Company Holders are responsible pursuant to Section 7.2(a), and a copy of such Tax Returns. The Stockholders’ Representative shall have the right to review such Tax Returns and statement prior to the filing of such Tax Returns. The Stockholders’ Representative, on the one hand, and Eclipsys, on the other hand, agree to consult and resolve in good faith any issue arising as a result of the Stockholders’ Representative’s review of such Tax Returns and mutually to consent to the filing of such Tax Returns as promptly as possible.

10.2 Cooperation on Tax Matters.

(a) Subject to Section 7.5(f), Eclipsys, Premise, and Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article X and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Eclipsys shall permit the Stockholders’ Representative to retain a copy of Premise’s books and records with respect to Tax matters pertinent to Premise relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Eclipsys, any extensions thereof) of the respective taxable periods.

(b) Eclipsys and the Stockholders’ Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

10.3 Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving Premise shall be terminated as of the Closing Date and, after the Closing Date, Premise shall not be bound thereby or have any liability thereunder.

10.4 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Stockholders when due, and each Stockholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Eclipsys shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

10.5 Refunds or Credits. Except to the extent included as Current Asset, any refund or credit of Taxes that are received, recognized or recognizable by the Surviving Corporation, or any of its successors or assignees, or credited against Tax to which the Surviving Corporation, or any of its successors or assignees, become entitled that relate to Tax periods described in Section 7.2(a)(v) shall be for the account of the Effective Time Company Holders and Eclipsys shall cause the Surviving Corporation to pay over to the Effective Time Company Holders, in their Pro Rata Portion, the amount of any such refund or credit on an after-tax basis within fifteen (15) days after receipt, recognition or entitlement thereto.

10.6 Amended Tax Returns.

(a) Any amended Tax Return or claim for Tax refund with respect to a Tax Return filed on or prior to the Closing Date shall be filed, or caused to be filed, only by the Stockholders’ Representative. The Stockholders’ Representative shall not, without the prior written consent of Eclipsys, make or cause to be made any such filing to the extent such filing, if accepted, reasonably might change the Tax liability of Eclipsys or the Surviving Corporation for any Tax period.

(b) Any amended Tax Return or claim for Tax refund with respect to a Tax Return filed after the Closing Date, shall be filed, or caused to be filed, only by Eclipsys. Eclipsys shall not, without the prior written consent of the Stockholders’ Representative, file, or cause to be filed, any amended Tax Return or claim for Tax refund for any such post Closing Date period to the extent that such filing, if accepted, reasonably might change the Tax liability of the Stockholders for any pre-Closing Date period.

ARTICLE XI

MISCELLANEOUS

11.1 Entire Agreement; Assignment.

(a) This Agreement, including the schedules and exhibits hereto (which are incorporated herein by this reference), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings and other Contracts, both written and oral, and all contemporaneous oral agreements, understandings and other Contracts, among the parties with respect to the subject matter hereof. Except for express representations, warranties and covenants of Eclipsys, Merger Sub, Premise and the Major Stockholders contained herein, or in the other Transaction Documents, there are no representations or warranties whatsoever by or on behalf of Premise, the Major Stockholders, their Affiliates or agents relating to Premise or their ownership interests therein, on the one hand, and Eclipsys, Merger Sub and their Affiliates or agents relating to Eclipsys or Merger Sub, on the other hand.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of each of the other parties hereto; provided, however, that Eclipsys may assign all or a portion of its rights and obligations, or those of Merger Sub, under this Agreement to any other Subsidiary of Eclipsys without the consent of Premise or the Major Stockholders (which assignment shall not relieve Eclipsys of any obligation or liability under this Agreement).

(c) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.2 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect and in lieu of such invalid or unenforceable provision there shall be automatically added as part of this Agreement a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible, provided that this Agreement as amended (i) reflects the intent of the parties hereto and (ii) does not change the bargained for consideration or benefits to be received by each party hereto.

11.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile (provided that such notice is delivered during regular business hours in the location of receipt, and if not, then on the next Business Day) to the respective parties as follows:

If to Eclipsys:

Eclipsys Corporation

Three Ravinia Drive

Suite 1000

Atlanta, GA 30348

Fax: (404) 847-5777

Attn.: General Counsel

with a copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

Fax: (949) 475-4703

Attn.: Michelle Hodges

If to Premise or the Major Stockholders (prior to the Closing):

Premise Corporation

Pond View Corporate Center

76 Batterson Park Road

Farmington, CT 06032

Fax: (860) 246-3001

Attn.: Eric Rosow, Chief Executive Officer

If to the Stockholders’ Representative:

Richard Dumler

Milestone Venture Partners

551 Madison Avenue, 7th Floor

New York, NY 10022

Fax: (212) 223-0315

in each case, with a copy to (which copy shall not constitute notice):

Wiggin and Dana LLP

One Century Tower

265 Church Street

New Haven, CT 06508-1832

Fax: (203) 782-2889

Attn.: Frank Marco

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

11.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws or rules that might otherwise govern under applicable principles of conflicts of laws thereof. In the event of the bringing of any action or suit by a party hereto against another party hereunder arising out of or relating to this Agreement, which claim or suit is not subject to arbitration, as determined pursuant to Section 11.13, then in that event, the sole forum for resolving such disputes shall be the state and federal courts located in Delaware, and each of the parties hereby irrevocably submits to such exclusive jurisdiction. This Section 11.4 shall survive any termination of this Agreement and the Closing.

11.5 Construction.

(a) The headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Unless the context clearly requires otherwise “or” is not exclusive, and “includes” means “includes, but is not limited to.”

(b) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that each party and its counsel cooperated in the drafting and preparation of this Agreement and the other Transaction Documents, and any and all drafts relating thereto exchanged between the parties shall not be construed against any party by reason of its preparation. Accordingly, any ambiguities in this Agreement shall not be interpreted against any party that may have drafted this Agreement.

(c) For purposes of this Agreement, “commercially reasonable efforts” shall not be deemed to require a Person to undertake extraordinary or unreasonable measures, including the payment of amounts in excess of normal and usual filing fees and processing fees.

11.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or PDF by electronic transmission shall be effective delivery of a manually executed counterpart to this Agreement.

11.7 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, except for the Persons expressly set forth in Section 7.2 and Section 11.8, with respect to such sections, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including any employee or former employee of Premise (or any beneficiary or dependent thereof), including for such purposes persons filling a similar function.

11.8 Prior Review and Counsel. Eclipsys and Merger Sub, on the one hand, and Premise and the Major Stockholders, severally and not jointly, on the other hand, each represents and warrants that: (a) it was provided a fair and reasonable time in which to evaluate this Agreement and the other Transaction Documents and to negotiate their respective terms and conditions; (b) it has regularly consulted with and received advice and counsel from one or more attorneys of its own choice regarding the Merger, this Agreement, the other Transaction Documents and the negotiation of each and every one of them, which attorney(s) is/are not and was/were not any of the other party’s attorneys; (c) it has not received any legal or other substantive advice or any attorney work product from any of the other party’s attorneys (including in-house attorneys), and it has not relied upon any comment, observation, remark, communication or information (whether oral or written) made or delivered by any of the other party’s attorneys (including in-house attorneys); and (d) it has read and fully understands this Agreement and each of the other Transaction Documents. Each party’s attorneys (including in-house attorneys) shall be entitled to rely on the other party’s representations and warranties made in this Section 11.8 as intended beneficiaries of such representations and warranties.

11.9 Waiver. No waiver of any breach of the provisions of this Agreement shall be deemed to have been made by any party, unless such waiver is expressed in writing and signed by the party against which it is to be enforced (or the Stockholders’ Representative, with respect to matters relating to all Major Stockholders or all Stockholders). The waiver by any party of any right under this Agreement or to a remedy for the breach of any of the provisions herein shall not operate or be construed by the breaching party as a waiver of the nonbreaching party’s remedies with respect to any other or continuing or subsequent breach.

11.10 Amendments. No amendment or modification in respect of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto (or the Stockholders’ Representative, with respect to matters relating to all Major Stockholders prior to the Closing or all Stockholders after the Closing Date).

11.11 Specific Performance. The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed by any other party in accordance with the terms hereof and, except as set forth in Section 9.5(b), that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties are entitled at law or in equity.

11.12 Cumulative Remedies. Except as expressly limited herein, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any other rights, remedies, powers and privileges provided by law or equity.

11.13 Arbitration.

(a) Any dispute, claim or controversy arising out of or relating to this Agreement or any other Transaction Document (other than the Employment Agreements) or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in Washington, D.C., before a sole arbitrator; provided, however, if the claim and any counterclaim, in the aggregate, exceed $750,000, exclusive of interest and attorneys’ fees, the dispute shall be heard and determined by three arbitrators as provided herein. If any such dispute, claim or controversy arises at the same time and relates to the same or similar facts, claims or events as any one or more other disputes, claims or controversies, such disputes, claims or controversies

(including any dispute, claim or controversy under Section 2.11), shall, to the extent practicable, be combined in one arbitration proceeding under this Section 11.13, and in such event, the provisions of this section governing dispute resolution shall supersede any other provisions relating to such matters in this Agreement or the other Transaction Documents. If any dispute, claim or controversy arising out of or relating to this Agreement or any other Transaction Document (other than the Employment Agreements) arises at the same time and relates to the same or similar facts, claims or events as a dispute, claim or controversy relating to or arising out of the Employment Agreement of any Stockholder, the employment of any Stockholder by Eclipsys or any of its Affiliates including Premise, such disputes, claims or controversies shall, to the extent practicable, be combined in one arbitration proceeding, and in such event, the provisions of this Agreement governing dispute resolution shall supersede any provisions relating to such matters in the Employment Agreement between any such Stockholder and Eclipsys or any Affiliate of Eclipsys. For the avoidance of doubt, no claim under any Employment Agreement shall be governed by this provision, unless it arises at the same time and relates to the same or similar facts, claims or events as a dispute, claim or controversy relating to or arising out of this Agreement or any other Transaction Document (other than the Employment Agreements).

(b) Notwithstanding the foregoing, if any dispute, claim or controversy arises out of or relates to this Agreement or any other Transaction Document (other than a dispute solely relating to any Employment Agreement), the parties shall first try to resolve their dispute through informal and good faith negotiation between an authorized officer of Premise (or, after the Closing, the Stockholders’ Representative) and an authorized officer of Eclipsys, with authority to settle such dispute claim or controversy, before resorting to arbitration. Such persons shall meet for the purpose of endeavoring to resolve such dispute, claim or controversy within ten Business Days after a written request from either Premise (or, after the Closing, the Stockholders’ Representative) or Eclipsys to the other. Such representatives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute promptly and without the necessity of any formal arbitration proceeding relating thereto. The location, format and duration (not to exceed three Business Days, unless mutually agreed by such representatives) of these negotiations shall be left to the discretion of the representatives involved. If such negotiations do not lead to resolution of the underlying dispute, claim or controversy to the satisfaction of any party, then any party may provide notice of the election to pursue resolution by arbitration as set forth herein.

(c) Any arbitration shall be conducted by JAMS pursuant to the Comprehensive Arbitration Rules of JAMS. All arbitrators shall be retired or former district court or appellate court judges of any United States District Court or United States Court of Appeals, other than courts in the States of Connecticut or Georgia, or such other person with such other qualifications as Eclipsys and Premise (or, after the Closing, the Stockholders’ Representative) may agree, and shall be selected within seven Business Days after receipt of notice from one party to another that it intends to seek arbitration hereunder. The Federal Rules of Evidence shall govern the admissibility of evidence during the arbitration. The arbitrator(s) shall have no authority to award punitive or other damages not measured by the prevailing party’s actual damages, except as may be required by statute. The determination of the arbitrator(s) shall be final and binding on the parties and a judgment on such award or determination may be entered in any court of competent jurisdiction and such judgment shall be final and nonappealable. The decision and award of the arbitrator(s) shall be accompanied by a reasoned opinion.

(d) All parties covenant not to appeal or otherwise litigate or file any court action that would seek to delay, amend, vacate or otherwise alter the determination of the arbitrator(s).

11.14 Costs and Fees. The prevailing party in any arbitration or court proceeding under this Agreement, including any related appeal, shall be entitled to recover its fees and costs incurred in the arbitration or proceeding (including attorneys and arbitration fees and costs) from the nonprevailing party, provided, that the arbitrator or judge has the discretion to determine that there is no prevailing party or to eliminate or reduce the prevailing party’s recovery of its costs and fees to the extent that the arbitrator or judge determines that full recovery thereof would be unreasonable or disproportionate to the harm suffered by the prevailing party. In absence of a determination of a prevailing party, the parties shall split equally all costs and fees. “Costs and fees” mean all reasonable pre-award expenses of the arbitration or other proceeding, including the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees, expert costs and fees, and attorneys’ fees, costs and expenses and other costs incurred in enforcing, perfecting and executing such judgment or order. For the purposes of this section, attorneys’ fees, costs and expenses shall include all such fees, costs and expenses incurred in (i) appeals, (ii) post-judgment motions, (iii) contempt proceedings, (iv) garnishment, levy and debtor and third-party examinations, (v) discovery and (vi) bankruptcy litigation.

11.15 Counsel to Premise. Eclipsys and Merger Sub acknowledge and agree that Wiggin and Dana LLP has represented Premise and the Premise Indemnified Parties in connection with this Agreement and all other agreements and instruments contemplated by this Agreement, and Premise hereby waives the conflicts of interest associated with such multiple representation in accordance with the Connecticut Rules of Professional Conduct. Accordingly, Premise has agreed (a) that the attorney-client privilege with respect to the Merger and any other transactions contemplated in this Agreement is held jointly by Premise and the Premise Indemnified Parties and may be waived by the Stockholders’ Representative in accordance with the Connecticut Rules of Professional Conduct and (b) that Wiggin and Dana LLP shall maintain the confidentiality of all attorney-client privileged communications with respect to the negotiation of this Agreement and any other Transaction Documents for the benefit of Premise and the Premise Indemnifying Parties and shall not disclose the content of any such attorney-client privileged communications to Eclipsys, Merger Sub or the Surviving Corporation (or any of their successors or assigns), or any of their directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors, before or after the Effective Time without the advance written consent of the Stockholders’ Representative.

11.16 Disclosure Schedule. The exceptions, modifications and disclosures made in any part of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such section of the Disclosure Schedule to the extent that the applicability of such disclosure in the Disclosure Schedule to another part of the Disclosure Schedule is reasonably apparent on its face.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

“ECLIPSYS” Eclipsys Corporation, a Delaware corporation		“PREMISE” Premise Corporation, a Delaware corporation

By:	/s/ Brian W. Copple	By:	/s/ Eric Rosow
Name:	Brian W. Copple	Name:	Eric Rosow
Title:	Secretary	Title:	Chief Executive Officer

“MERGER SUB” Panther Acquisition Corporation, a Delaware corporation

By:	/s/ Brian W. Copple
Name:	Brian W. Copple
Title:	Secretary

“STOCKHOLDERS’ REPRESENTATIVE”

By:	/s/ Richard Dumler
Name:	Richard Dumler

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“MAJOR STOCKHOLDER”

INFLECTION POINT VENTURES II, L.P.

By:	/s/ Jeffrey A. Davison
Name:	Jeffrey A. Davison
Title:	General Partner

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“MAJOR STOCKHOLDER”

AETNA VENTURES, LLC

By Aetna Life Insurance Company, its Sole Member

By:	/s/ David M. Clarke
Name:	David M. Clarke
Title:	Investment Manager

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“MAJOR STOCKHOLDER”

MILESTONE VENTURE PARTNERS III LP

By Milestone Managers LP

By:	/s/ Richard J. Dumler
Name:	Richard J. Dumler
Title:	General Partner

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“MAJOR STOCKHOLDER”

CONNECTICUT INNOVATIONS, INCORPORATED

By:	/s/ George D. Bellas
Name:	George D. Bellas
Title:	VP Finance and Administration

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“MAJOR STOCKHOLDER”

By:	/s/ Eric Rosow
Name:	Eric Rosow

“MAJOR STOCKHOLDER”

By:	/s/ Joseph Adam
Name:	Joseph Adam

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]